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07023402

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

FILE NO. 82- 04177

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/10/07

華潤創業有限公司
China Resources Enterprise, Limited

2006 年報 Annual Report



We deliver
歡欣盡獻

股票代號 Stock Code：0291

截至二零零六年十二月三十一日止年度 For the year ended 31 December 2006

	二零零六年 港幣百萬元 **2006** **HK$ million**	二零零五年（重列）[3] 港幣百萬元 2005 (Restated)[3] HK$ million	二零零四年（重列）[3] 港幣百萬元 2004 (Restated)[3] HK$ million
營業額 Turnover	**65,437**	53,891	47,078
除税前溢利 Profit before taxation	**3,969**	3,175	2,056
本公司股東應佔溢利 Profit attributable to shareholders of the Company	**2,776**	2,220	1,480
每股基本盈利[1]（港幣元） Basic earnings per share[1] (HK$)	**$1.19**	$1.02	$0.70
每股股息（港幣元） Dividend per share (HK$)			
中期 Interim	**$0.14**	$0.13	$0.11
末期 Final	**$0.26**	$0.25	$0.16
	$0.40	$0.38	$0.27
特別中期 Special interim	**$1.00**	—	—

	於二零零六年 十二月三十一日 **As at 31 December** **2006** **HK$ million**	於二零零五年 十二月三十一日（重列）[3] As at 31 December 2005 (Restated)[3] HK$ million	於二零零四年 十二月三十一日（重列）[3] As at 31 December 2004 (Restated)[3] HK$ million
本公司股東應佔權益 Equity attributable to shareholders of the Company	**19,141**	18,196	15,125
少數股東權益 Minority interests	**5,824**	4,747	4,811
總權益 Total equity	**24,965**	22,943	19,936
綜合借款淨額 Consolidated net borrowings	**1,781**	3,283	4,925
負債比率[2] Gearing ratio[2]	**7.1%**	14.3%	24.7%
流動比率 Current ratio	**1.08**	1.12	1.27
每股資產淨值：賬面值（港幣元） Net assets per share: book value (HK$)	**$8.12**	$8.15	$7.12

附註：
Notes

1. *每股基本盈利乃將股東應佔溢利除以年內已發行股份的加權平均數計算。*
   Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.
2. *負債比率指綜合借款淨額與總權益的比例。*
   Gearing ratio represents the ratio of consolidated net borrowings to total equity.
3. *本集團由二零零六年一月一日起計的財政期間對共同控制實體的會計政策更改為比例合併法。新會計政策已按追溯基準引用，二零零四年及二零零五年的若干比較數字均予重列。然而，更改會計政策不會影響於二零零四年十二月三十一日及二零零五年十二月三十一日的綜合資產淨值及截至二零零四年十二月三十一日及二零零五年十二月三十一日止年度的綜合純利。*
   The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2004 and 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2004 and 31 December 2005 and the consolidated net profit for the year ended 31 December 2004 and 31 December 2005.

財務概要
Financial Highlights

每股基本盈利
Basic Earnings Per Share
（港幣元 HK$）



1.2
1.0
0.8
0.6
0.4
0.2
0
0.70
1.02
1.19
2004
2005
2006

本公司股東應佔權益
Equity Attributable to Shareholders of the Company
（港幣百萬元 HK$million）



20,000
15,000
10,000
5,000
0
15,125
18,196
19,141
2004
2005
2006

每股資產淨值：賬面值
Net Assets Per Share: Book Value
（港幣元 HK$）



10
8
6
4
2
0
7.12
8.15
8.12
2004
2005
2006

平均股東權益回報
Return on Average Equity
（百分比 %）



15
12
9
6
3
0
10.5
13.3
14.9
2004
2005
2006

We attain Excellent results | 呈獻 理想成績

我們實現了對股東的承諾，將公司轉型為專注消費品的企業，藉以推動股東價值。我們於二零零六年刷新多項記錄，並完成了多個業務里程碑。今後我們將繼續努力，在未來歲月裏再創佳績。

We deliver - our promise to transform the company into a focused consumer play to drive shareholder value. Many records and milestones were realized in 2006. We will continue to work diligently to achieve even better results in the years to come.

目錄　CONTENTS

	財務概要	Financial Highlights
2	營業額及未計利息、稅項、折舊及攤銷前盈利分析表	Analysis of Turnover and EBITDA
4	股東應佔溢利分析表	Analysis of Profit Attributable to Shareholders
6	公司概況	Company Profile
7	集團架構	Corporate Structure
8	二零零六年里程碑	Milestones in 2006
10	致投資者的信函	Letter to Investors
12	主席報告	Chairman's Statement
24	管理層討論與分析	Management Discussion and Analysis
26	業務回顧	Review of Operations
26	零售	Retail
32	飲品	Beverage
36	食品加工及經銷	Food Processing and Distribution
38	紡織	Textile
40	投資物業	Investment Property
41	石油及相關產品經銷	Petroleum and Related Products Distribution
42	投資及其他業務	Investments and Others
42	財務回顧	Financial Review
44	董事及高層管理人員之簡歷	Biographical Details of Directors and Senior Management
50	企業管治報告	Corporate Governance Report
59	董事會報告	Report of the Directors
83	獨立核數師報告	Independent Auditor's Report
85	綜合損益表	Consolidated Profit and Loss Account
86	綜合資產負債表	Consolidated Balance Sheet
88	資產負債表	Balance Sheet
89	綜合現金流量表	Consolidated Cash Flow Statement
91	綜合股東權益變動表	Consolidated Statement of Changes in Equity
93	財務報告附註	Notes to the Financial Statements
161	主要附屬公司及聯營公司	Principal Subsidiaries and Associates
170	主要物業概要	Schedule of Principal Properties
174	五年財務資料摘要	Five-year Financial Summary
175	股東週年大會通告撮要	Summary of Notice of Annual General Meeting



營業額及未計利息、稅項、折舊及攤銷前盈利分析表[1]
Analysis of Turnover and EBITDA[1]

截至二零零六年十二月三十一日止年度 For the year ended 31 December 2006

各項業務之營業額
Turnover by segment



2006
31%
38%
14%
1%
7%
9%



2005
30%
38%
13%
1%
8%
10%

各項業務之未計利息、稅項、折舊及攤銷前盈利
EBITDA by segment



2006
4%
18%
23%
23%
14%
6%
12%



2005
6%
15%
20%
22%
17%
7%
13%

零售 Retail
飲品 Beverage
食品加工及經銷 Food Processing and Distribution
紡織 Textile
投資物業 Investment Property
石油及相關產品經銷 Petroleum and Related Products Distribution
投資及其他業務 Investments and Others

截至二零零六年十二月三十一日止年度 For the year ended 31 December 2006

各項業務之營業額	Turnover by segment	二零零六年 港幣百萬元 2006 HK$ million	二零零五年 (重列)[2] 港幣百萬元 2005 (Restated)[2] HK$ million	增加/(減少) Increased/ (Decreased) %
核心業務	*Core Businesses*			
零售	Retail	**20,418**	16,202	26.0%
飲品	Beverage	**9,455**	6,855	37.9%
食品加工及經銷	Food Processing and Distribution	**6,092**	5,624	8.3%
紡織	Textile	**4,453**	4,291	3.8%
投資物業	Investment Property	**349**	299	16.7%
小計	Subtotal	**40,767**	33,271	22.5%
其他業務	*Other Businesses*			
石油及相關產品經銷	Petroleum and Related Products Distribution	**25,100**	20,847	20.4%
投資及其他業務	Investments and Others	**—**	—	—
小計	Subtotal	**25,100**	20,847	20.4%
		65,867	54,118	21.7%
對銷業務間之交易	Elimination of inter-segment transactions	**(430)**	(227)	89.4%
總額	Total	**65,437**	53,891	21.4%

各項業務之未計利息、税項、折舊及攤銷前盈利	EBITDA by segment			
核心業務	*Core Businesses*			
零售	Retail	**1,044**	756	38.1%
飲品	Beverage	**1,306**	1,056	23.7%
食品加工及經銷	Food Processing and Distribution	**703**	630	11.6%
紡織	Textile	**346**	343	0.9%
投資物業	Investment Property	**783**	815	(3.9%)
小計	Subtotal	**4,182**	3,600	16.2%
其他業務	*Other Businesses*			
石油及相關產品經銷	Petroleum and Related Products Distribution	**1,273**	961	32.5%
投資及其他業務[3]	Investments and Others[3]	**253**	279	(9.3%)
小計	Subtotal	**1,526**	1,240	23.1%
總額	Total	**5,708**	4,840	17.9%

附註：
Notes

1. *EBITDA為未計利息、税項、折舊及攤銷前盈利。*
   EBITDA represents earnings before interests, taxation, depreciation and amortization.
2. *本集團由二零零六年一月一日起計的財政期間對共同控制實體的會計政策更改為比例合併法。新會計政策已按追溯基準引用，二零零五年的若干比較數字均予重列。然而，更改會計政策不會影響於二零零五年十二月三十一日的綜合資產淨值及截至二零零五年十二月三十一日止年度的綜合純利。*
   The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the year ended 31 December 2005.
3. *投資及其他業務包括應佔聯營公司業績淨額及扣減總部費用。*
   Investments and Others include share of net result of associates less corporate overheads.

股東應佔溢利分析表
Analysis of Profit Attributable to Shareholders

截至二零零六年十二月三十一日止年度 For the year ended 31 December 2006

各項業務之股東應佔溢利
Profit attributable to shareholders by segment



2006
7%
6%
15%
2%
22%
34%
14%



2005
4%
6%
17%
3%
29%
26%
15%

各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利
Profit attributable to shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment



2006
10%
8%
21%
3%
11%
26%
21%



2005
6%
8%
22%
5%
11%
26%
22%

零售 Retail	飲品 Beverage	食品加工及經銷 Food Processing and Distribution	紡織 Textile
投資物業 Investment Property	石油及相關產品經銷 Petroleum and Related Products Distribution	投資及其他業務 Investments and Others	

截至二零零六年十二月三十一日止年度 For the year ended 31 December 2006

各項業務之股東應佔溢利	Profit attributable to shareholders by segment	二零零六年 港幣百萬元 2006 HK$ million	二零零五年 港幣百萬元 2005 HK$ million	增加/(減少) Increased/ (Decreased) %
核心業務	*Core Businesses*			
零售	Retail	**217**	107	102.8%
飲品	Beverage	**174**	136	27.9%
食品加工及經銷	Food Processing and Distribution	**435**	414	5.1%
紡織	Textile	**61**	81	(24.7%)
投資物業	Investment Property	**647**	690	(6.2%)
小計	Subtotal	**1,534**	1,428	7.4%
其他業務	*Other Businesses*			
石油及相關產品經銷	Petroleum and Related Products Distribution	**1,002**	624	60.6%
投資及其他業務	Investments and Others	**421**	356	18.3%
小計	Subtotal	**1,423**	980	45.2%
		2,957	2,408	22.8%
公司總部利息淨額及費用	Net corporate interest and expenses	**(181)**	(188)	(3.7%)
總額	Total	**2,776**	2,220	25.0%

各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利	Profit attributable to shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/ investments by segment			
核心業務	*Core Businesses*			
零售	Retail	**203**	90	125.6%
飲品	Beverage	**174**	136	27.9%
食品加工及經銷 [1]	Food Processing and Distribution [1]	**435**	355	22.5%
紡織	Textile	**59**	78	(24.4%)
投資物業 [2]	Investment Property [2]	**215**	182	18.1%
小計	Subtotal	**1,086**	841	29.1%
其他業務	*Other Businesses*			
石油及相關產品經銷 [3]	Petroleum and Related Products Distribution [3]	**519**	411	26.3%
投資及其他業務	Investments and Others	**421**	356	18.3%
小計	Subtotal	**940**	767	22.6%
		2,026	1,608	26.0%
公司總部利息淨額及費用	Net corporate interest and expenses	**(181)**	(188)	(3.7%)
總額	Total	**1,845**	1,420	29.9%

附註：
Notes

1. *食品加工及經銷業務的二零零五年業績不包括出售聯營公司所得淨利約港幣59,000,000元。*
Net gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in the 2005 results of the Food Processing and Distribution division.
2. *投資物業業務的業績不包括金額合共為港幣432,000,000元(二零零五年：港幣508,000,000元)的淨估值盈餘及出售若干非核心投資物業所得淨利。*
Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$432 million (2005: HK$508 million) have been excluded in the results of the Investment Property division.
3. *石油及相關產品經銷業務的業績不包括金額合共為港幣483,000,000元(二零零五年：港幣213,000,000)的出售一項投資所得淨利及淨估值盈餘。*
Net gain on disposal of an investment and net valuation surplus with an aggregrate amount of HK$483 million (2005: HK$213 million) have been excluded in the results of the Petroleum and Related Products Distribution division.

公司概況
Company Profile

華潤創業有限公司（「華潤創業」）為香港聯合交易所上市的公司，業務重心在中國大陸及香港的消費業務。本集團以成為中國最大規模的消費企業為任務。為達致此目標，本集團已在所涉各個業務領域，尤其是零售、食品、飲品和紡織四項核心業務的範疇內，建立市場領導地位。各項消費相關業務在經營上互相發揮協同效應，其中食品、飲品及紡織更成為零售業務供應鏈的一部份，配合本集團的整體發展同步增長。

China Resources Enterprise, Limited (CRE) is a listed company on the Hong Kong Stock Exchange, with business emphasis on the consumer sector of the Chinese Mainland and Hong Kong. Our mission is to become the largest consumer company in China. To achieve this, the Group has already established leading presence in our business domains, in particular, the four core businesses namely retail, food, beverage and textile. There are operational synergies among these consumer-related businesses. Notably, food, beverage as well as textile form part of the supply chain for the retail business, and they grow together driving the Group's overall development.

集團架構
Corporate Structure

華潤創業有限公司
China Resources Enterprise, Limited

零售 Retail	飲品 Beverage	食品加工及經銷 Food Processing and Distribution	紡織 Textile	投資物業 Investment Property	石油及相關產品經銷 Petroleum and Related Products Distribution	投資及其他業務 Investments and Others
超級市場及物流 Supermarket and Logistics 品牌時尚產品經銷 Brand-fashion Distribution 其他零售店 Other Retail Stores	華潤雪花啤酒有限公司 (51%) China Resources Snow Breweries Limited (51%)	食品經銷 Foodstuff Distribution 食品加工及牲畜飼養 Food Processing and Stock Raising 屠房、運輸及其他 Abattoir Operation, Transportation and Others	紡紗及織布 Spinning and Weaving 成衣 Garment 其他 Others	投資物業 Investment Properties	位於香港之石油業務(附註) Petroleum Operation in Hong Kong (Note)	HIT Investments Limited (10%) Hutchison Ports Yantian Investments Limited (10%)

附註：
Note
二零零七年三月十四日，本集團就出售位於香港的石油業務訂立框架協議。若本集團最終成功根據框架協議完成出售，將不會再持有任何石油及相關產品經銷業務的權益。
On 14 March 2007, the Group entered into a framework agreement regarding the disposal of its petroleum operation in Hong Kong. If the Group eventually succeeds in completing the disposal considered under the framework agreement, it will no longer have any interest in the petroleum and related products distribution business.

二零零六年里程碑
Milestones in 2006

一月 Jan.

- 完成收購泉州清源啤酒有限公司85%權益，是本集團在福建省的首宗啤酒廠收購。
  The acquisition of an 85% interest in Quanzhou Qingyuan Brewery Company Limited, being the first brewery purchased in Fujian Province, was completed.

四月 Apr.

- 進行環球路演，重點推介旗下超市和飲品業務。
  A global roadshow highlighting our supermarket and beverage businesses was conducted.



Global Roadshow 2006
April 2006

- 本集團位於東莞的首座自建啤酒廠投產。
  Our first greenfield brewery, located in Dongguan, commenced its operation.



五月 May

- 簽訂港幣30億元的五年期循環信貸／定期銀團貸款協議。
  A five-year revolving credit/term syndicated loan facility agreement of HK$3 billion was signed.

七月 Jul.

- 完成收購浙江銀燕啤酒有限公司。
  The acquisition of Zhejiang Yinyan Brewery Company Limited was completed.

八月 Aug.



TOP
500
GOLD
CHINA RESOURCES ENTERPRISE

- 在《亞洲零售》出版社舉辦的「亞太區五百大零售企業大獎」中獲評為中國第一大零售企業。
  The Group was selected as the largest retail organization for China in Retail Asia Pacific Top 500 Awards organized by Retail Asia Publishing.


EUROMONEY
China Resources Enterprise, Limited
1st, Worldwide

十月 Oct.

- 在《歐洲貨幣》雜誌進行的全球新興市場企業管治調查中名列首位。
  The Group was ranked overall number one in a corporate governance survey published by Euromoney on global emerging markets.

十一月 Nov.

- 董事會獲香港董事學會頒發「二零零六年度傑出董事獎」。
  The Board was named an Awardee for the "Directors Of The Year Awards 2006" organized by the Hong Kong Institute of Directors.



- 陳智思議員和蕭炯柱先生獲委任為董事會成員，使獨立非執行董事人數增至六人。
  The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon were appointed Board members, increasing the number of Independent Non-Executive Director to six.

- 完成出售中國管道燃氣及化工經銷業務的全部權益，並於隨後的一個月派發特別股息每股港幣1元。
  The disposal of our entire interests in piped gas and chemical distribution businesses in China was completed and a special dividend of HK$1 per share was paid in the following month.

十二月 Dec.


SNOW
雪花

- 啤酒銷售量突破5,300,000千升，集團飲品業務晉身全國最大啤酒商。
  With a beer sales volume of 5.3 million kiloliters, our beverage business became the largest brewer on the mainland.

致列位尊敬的創業投資者



我在去年的股東信函裏曾經說過，我們好比一株充滿活力和生命力的果樹，相信豐收之期指日可待。現在我欣然向各股東報告，本集團於二零零六年取得豐碩成果，財務業績再創新高，營業額與盈利均進一步提升。尤其是在核心消費相關業務包括零售、飲品及食品的帶動下，基礎溢利顯著增長30%。

另一方面，我們就出售中國內地的管道燃氣和化工經銷業務實現了可觀的股東價值，並透過派發特別股息每股港幣1元回贈超過80%的收益。連同上述的特別股息在內，股息回贈達到創記錄的每股港幣1.4元，或總額約港幣33億元。此外，公司股價於二零零六年內上升61%，並創出一九九八年（即亞洲金融危機爆發後翌年）以來的新高，表現優於恒生指數20%。

本集團致力維持良好的企業管治，成績不斷贏得投資界的認同。在去年獲得多項殊榮當中，其中值得注意的包括在《歐洲貨幣》雜誌全球新興市場企業管治調查中名列首位，以及董事會獲香港董事學會頒發「二零零六年度傑出董事獎」。我們會專心致志以股東的最佳利益為依歸。

我們朝著「成為中國最大規模的消費企業」的目標邁進，年內取得重大進展。去年，本集團獲《亞洲零售》出版社評為中國第一大零售企業，而啤酒業務以銷售量計全國排名第一。這些都是多年努力的成果。儘管消費市場競爭激烈，華潤創業矢志在其優秀團隊的齊心努力下，繼續締造卓越業績。

主席
宋林

二零零七年四月四日

Dear CRE Investors

In my letter to you last year, I described our business was a tree of energy and life, and it was my belief that our best days were ahead. I am extremely pleased to report that 2006 was a year of significant accomplishment. Once again, we posted record financial results, further increasing our turnover and earnings. In particular, there was strong underlying profit growth of 30% led by the core consumer-related businesses, including retail, beverage and food.

On the other hand, we realized considerable shareholder value from the disposal of the piped gas and chemical distribution businesses in the Chinese Mainland and had returned over 80% of the proceeds by way of a special dividend payment of HK$1 per share. Including this special dividend, we were able to return a record of HK$1.4 per share, or about HK$3.3 billion, to you. Our share price also rose 61% in 2006 and reached its highest level since 1998, the year after the outbreak of the Asian financial crisis. It outperformed the Hang Seng Index by 20%.

Our dedication to corporate governance is gaining recognition from the investment community. Among the many prestigious accolades we received last year, it is noteworthy that we were ranked overall number one in a corporate governance survey published by Euromoney on global emerging markets. Our Board was also awarded the "Directors Of The Year Awards 2006" organized by the Hong Kong Institute of Directors. We are highly dedicated to acting in shareholders' best interest.

We have made significant strides towards our goal "to become the largest consumer company in China". Last year, we were named the largest retail organization for China by Retail Asia, and our brewery business also became the largest on the mainland in terms of sales volume. These were the results of many years of hardworking. In spite of highly competitive consumer markets, CRE is committed to delivering excellence through concerted efforts of a team of talent.

Song Lin
Chairman

4 April 2007

主席報告
Chairman's Statement

末期業績

憑藉中港經濟蓬勃增長，加上本集團努力拓展核心消費業務以及實現非核心資產價值，本集團在二零零六年的業績再創新高。截至二零零六年十二月三十一日止年度的綜合營業額較二零零五年上升21%，創下港幣65,437,000,000元的新高。股東應佔溢利為港幣2,776,000,000元，較上年度增加25%，突破集團上市以來新高。每股盈利按加權平均基準計算達港幣1.19元，而二零零五年則為港幣1.02元。

二零零六年及二零零五年的投資物業價值重估稅後收益及重大出售事項收益的總額，分別達到港幣931,000,000元及港幣800,000,000元。剔除該等影響後，本公司截至二零零六年十二月三十一日止年度的股東應佔基礎綜合溢利仍增加30%。集團旗下大多數業務均錄得強勁的內涵增長。

Final Results

With the flourishing economy in the Chinese Mainland and Hong Kong, reinforced by the Group's parallel efforts to expand core consumer businesses and realize the value of non-core assets, the Group reported another record year in 2006. Consolidated turnover for the year ended 31 December 2006 rose 21% over 2005 to a new high of HK$65,437 million. Profit attributable to shareholders was HK$2,776 million, a 25% increase from the previous year, the highest it has been since our listing. Earnings per share, on a weighted average basis, was HK$1.19 compared to HK$1.02 in 2005.

Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$931 million in 2006 and HK$800 million in 2005, the Group's underlying consolidated profit attributable to the Company's shareholders would have increased by 30% for the year ended 31 December 2006. There was strong organic growth across most of our operations.

股息

董事會建議於二零零七年六月十五日或前後，向二零零七年五月二十八日名列本公司股東名冊的股東派發二零零六年度末期股息，每股港幣0.26元（二零零五年：每股港幣0.25元）。連同中期股息每股港幣0.14元及二零零六年十二月就出售本集團管道燃氣及化工經銷業務支付的特別股息每股港幣1元，二零零六年度的派息總額將達每股港幣1.4元（二零零五年：每股港幣0.38元），較二零零五年增加268%。

Dividends

The Board recommends a final dividend of HK$0.26 per share for 2006 (2005: HK$0.25 per share) payable on or about 15 June 2007 to shareholders whose names appear on the Register of Members of the Company on 28 May 2007. Together with the interim dividend of HK$0.14 per share and the special dividend of HK$1 per share paid in December 2006 in respect of the disposal of the Group's piped gas and chemical distribution businesses, the total distribution for 2006 will amount to HK$1.4 per share (2005: HK$0.38 per share). This represents a 268% increase over 2005.

暫停辦理股份過戶登記手續

本公司將由二零零七年五月二十八日至二零零七年五月三十一日（包括首尾兩天）暫停辦理股份過戶登記手續。為符合獲派末期股息的資格，所有填妥的過戶表格連同有關股票，最遲須於二零零七年五月二十五日下午四時三十分前送達本公司的股份過戶處 — 標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Closure of Register

The Register of Members will be closed from 28 May 2007 to 31 May 2007, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 25 May 2007.

策略施行

企業策略

為實現成為中國最大消費企業的目標，本集團不斷投資於核心消費業務，務求擴大市場佔有率、提升競爭力，並為未來增長奠定基礎。截至二零零六年十二月三十一日止年度，本集團的資本開支接近港幣40億元，大部份用於飲品及零售業務。年內完成的主要收購包括位於

Strategy Implementation

Corporate Strategy

With an objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to enhance market position, improve competitiveness and develop platform for future growth. For the year ended 31 December 2006, the Group incurred nearly HK$4 billion on capital expenditure, with a majority on beverage and retail businesses. Major acquisitions during the year included the five breweries in Fujian Province,

福建、浙江、安徽、山西各省及內蒙古自治區的五家啤酒廠。此外，本集團亦有投資興建全新啤酒廠，並對現有啤酒廠進行改造以提升產能。去年在超市業務方面的資本開支，主要用於開設新店和購置店址物業。年內共開設122家超市分店及收購25家超市分店。

Zhejiang Province, Anhui Province, Shanxi Province and the Inner Mongolia Autonomous Region. In addition, there were investments in the greenfield breweries under construction and existing breweries under renovation for capacity upgrade. The capital expenditure on our supermarket operation last year was mainly for new store opening and purchase of store properties. A total of 122 supermarket stores were opened and 25 supermarket stores were acquired during the year.

與此同時，本集團繼續出售與其核心業務組合無關或缺乏群聚效應的業務或資產。於二零零六年，我們以港幣27.8億元，將中國內地管道燃氣及化工經銷業務的權益，悉數出售予本公司的直接控股公司華潤(集團)有限公司。本集團鑒於出售之時其資產負債率處於低水平，因此決定透過作派發特別股息將逾80%的收益回贈股東。

Concurrently, the Group has been divesting businesses or assets which are outside our core portfolio or which lacked critical mass. In 2006, our entire interests in piped gas and chemical distribution businesses in the Chinese Mainland were sold to China Resources (Holdings) Company Limited, the Company's immediate holding company, for HK$2,780 million. In view of our low gearing at the time of disposal, the Group returned over 80% of the proceeds to shareholders by way of a special dividend.

本集團實施以零售帶動經銷的策略繼續取得滿意進展。本集團的食品、飲品及紡織業務開始成為超市業務供應鏈的一部份。尤其食品業務方面，向來為本集團的香港超市供應鮮肉、蔬菜、食米和其他食物產品，是其最大供應商之一，而且近期更將合作範圍擴展至廣東省和浙江省。本集團旗下行銷全國的「雪花」啤酒，經銷網絡亦遍佈本集團的內地超市。對於管理本集團旗下在香港零售物業極富經驗的地產業務部將拓展中國內地購物商場，並以本集團超市作為主要租戶。

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently one of their largest suppliers. Their cooperation has recently extended to Guangdong and Zhejiang provinces. "SNOW", our national brand for beer, is also sold extensively in our mainland supermarkets. Our property division, which is very experienced in operating the Group's retail properties in Hong Kong, will develop shopping malls in the Chinese Mainland, with our supermarket stores as anchor tenants.

本集團亦在加快於中國內地的投資。於回顧年度期間，內地業務佔的整體營業額及稅前溢利分別約為59.3%及41.4%，而截至二零零五年十二月三十一日止年度數字則分別為55.9%及40.6%。

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 59.3% of turnover and 41.4% of profit before tax was from the mainland, compared with 55.9% and 40.6% respectively in the year ended 31 December 2005.

營業額地區分佈
Turnover by geographic region



百份比 Percentage (%)
100
80
60
40
20
0
8.6%
5.2%
4.9%
51.1%
55.9%
59.3%
35.8%
2004
2005
2006

除稅前溢利地區分佈
Profit before tax by geographic region



百份比 Percentage (%)
100
80
60
40
20
0
5.4%
2.6%
47.8%
40.6%
41.4%
56.0%
-0.2%
2004
2005
2006
中國內地
Chinese Mainland
香港
Hong Kong
其他
Others

業務策略

內地消費市場高度散離，經營效益低，且主要以定價作為競爭手段。此外，不同省市的經濟條件、人口分佈和客戶偏好存在重大差別。本集團進入目標地區市場之前，必先對其進行仔細分析。若決定進軍該市場，將以進佔地區領導地位為策略，以冀發揮規模效益。本集團的增長模式包括對外收購和內涵增長，視乎業務性質和市場機遇而定。若進行對外收購，本集團必會嚴格遵守成本原則，仔細權衡不同方案的利弊。除了追求建立業務規模外，我們也積極在日常營運中建立注重成本效益的內部文化，既要監控成本，也要提高生產力，務求提高股東價值。

本集團非常注重品牌策略的發展，通過突出品牌，在競爭對手中別樹一幟。我們的啤酒業務，以行銷全國的「雪花」品牌掛帥，以其他地區及本土品牌為輔。「雪花」啤酒以年輕一族為對象，而品牌一直以「暢享成長」為宣傳主題。在二零零六年，品牌被推廣為「啤酒愛好者的正式合作伙伴」。超市業務方面，本集團致力透過積極加強服務及引進革新零售店形式，樹立卓越的零售連鎖集團形象。在深圳和北京開設以高檔消費者為對象的高尚國際食品專門店「Olé」，均深受客戶歡迎。食品業務的「五豐」品牌，作為優質鮮肉的標誌，早已深入民心，近期進一步推出其他綜合食品，包括大米、米粉、水果、酒類、蛋品、速凍食品、罐頭食品及臘味肉製品等八大種類。

本集團亦在不同層面實施其他業務策略。超市業務中的大型超市提高檔次，不斷改善商品結構及陳列模式，推出更多時尚衣飾產品及提升自營櫃位的比例，尤其在新鮮食品和紡織品方面。飲品業務方面進行分銷渠道的革新，以便更有效控制經銷商及提升供應鏈的效率。食品經銷業務在上海和深圳的設施已投入運作，目前正積極開拓內地鮮肉市場，尋求業務增長。紡織業務專注於生產特色產品，包括MAKO紗線、牛仔消閒服和綿綸絲等。隨著技術改造計劃的完成，高端產品的比例已有提高。

Business Strategy

The mainland consumer market is highly fragmented with low efficiency while competition is focused on pricing. In addition, there is considerable dissimilarity in the economics, demographics and customer preference of each province and municipality. The Group will analyze in detail the targeted district before entry. Once decided to enter, it will adopt a district dominance strategy in expansion so that economies of scale can be achieved. Both acquisitive and organic growth will be pursued depending on the nature of the business and market opportunities. For acquisitions, the Group has a strong cost discipline while benefits against alternative options are always thoroughly reviewed. Apart from building scale, a culture on cost efficiency in daily operation, looking for concurrent cost control and productivity enhancement, has been promulgated internally to deliver shareholder value.

The Group puts heavy emphasis on branding strategy to differentiate itself from competitors. Our brewery operation has a national branding strategy for "SNOW" complemented by the district and local brands. "SNOW" targets the younger generation, and the brand has been associated with "life's progression". In 2006, the brand was marketed as "the official partner of beer-lovers 啤酒愛好者的正式合作伙伴". On the other hand, our supermarket operation is developing its image as a distinguished retailing chain via enhanced service and store format innovation. Its new format, "Olé", a high-end international food hall targeting upscale consumers, has positively received tremendous response in Shenzhen and Beijing. The "Ng Fung" brand of high quality fresh meat has been well established by our food business. It has recently launched more general food products under this brand which can be broadly classified into eight categories of rice, rice noodles, fruits, wine, eggs, frozen food, canned food and preserved meat.

Other business strategies have also been implemented at different levels. The hypermarket of our supermarket operation has adopted a trade up strategy by improving its merchandise mix and layout. More fashionable apparel products are introduced, and the proportion of self-operated counters is rising, especially in the fresh food and soft line sections. Our beverage business has been reforming its distribution channel to exercise better control over distributors and enhance supply chain efficiency. Our food distribution business is exploiting the mainland fresh meat market for growth with two projects in Shanghai and Shenzhen already in operation. Our textile business focuses on the niche products in production, including MAKO yarns, denim casual wears and nylon textured yarns. The proportion of high-end products has increased following its technology upgrade program.

經營環境

內地消費市場發展迅速但仍然高度分散。二零零六年中國內地的零售銷售額增長13.7%至約人民幣76,410億元，市場整合趨勢持續。據商務部公佈的數據，前一百家零售商合計銷售額增加25%至人民幣8,550億元，佔零售銷售總額11.2%。

Operating Environment

The mainland consumer market is undergoing rapid development but still very fragmented. Retail sales in the Chinese Mainland grew 13.7% to about RMB7,641 billion in 2006 with continuous market consolidation. According to the Ministry of Commerce, sales of the top 100 retailers increased by 25% to RMB855 billion and constituted approximately 11.2% of total retail sales.

去年內地啤酒市場增長步伐加快，總產量估計達35,200,000千升，增長14.7%，對比二零零五年增長10.4%。二零零六年，本集團的啤酒業務取得約15%市場佔有率，而前三位啤酒商所佔的市場份額約為38%，對比二零零五年約佔36%，二零零零年約佔19%。

Growth of the mainland brewery market accelerated last year with total production volume increased by an estimated 14.7%, compared to 10.4% in 2005, to 35.2 million kiloliters. In 2006, the Group's brewery operation enjoyed a market share of about 15% whereas the top three players accounted for approximately 38% of the market, compared with 36% in 2005 and 19% in 2000.

二零零六年中國內地綿紗及布料的產量分別較上年度增長22%及20%。本集團轉攻高檔產品市場的目標不變，繼續致力於推行技術改造計劃，調整產品組合，逐步以高檔產品取代大量低檔產品。在此過渡調整期間，本集團的紗線及布料產量分別較二零零五年減少1.8%及6.9%。

In 2006, the production of cotton yarns and fabrics in the Chinese Mainland increased by 22% and 20% over the previous year respectively. Our focus on technology upgrade and rationalizing products with the intention to produce more upmarket products remains unchanged. Quality high-end products are gradually replacing low-end mass products in our product mix. During this adjustment process, our yarns and fabrics production decreased by 1.8% and 6.9% respectively over 2005.

隨著可支配收入的上升和生活水平的提高，食品開支佔家庭開支的比例將會增加。豬肉是中國人的主要糧食，內地豬肉行業一直穩步增長，去年豬肉消耗量增長約4%。然而，按國際標準，中國的人均肉類消耗量仍然偏低。

As disposable incomes rise and living standards improve, the proportion of household expenditure on food will increase. There has been a stable growth in the mainland pork industry, the major food of Chinese, with an increase of approximately 4% in consumption last year. Meat consumption per capita in China, however, is still low on international scale.

香港經濟去年進一步改善。本地消費信心日漸增強，旅遊業持續暢旺，帶動零售額上升7.3%。二零零六年超市和百貨店的銷售額分別較上年度增加4.2%及8.1%。鮮肉消耗量方面，二零零六年的進口和本產活豬牛數量分別約達1,988,100頭及46,500頭，較二零零五年分別減少3%及4%。由二零零六年八月開始，中國內地的冰鮮豬肉獲准進口香港，但對鮮肉消耗量的影響不大。

The Hong Kong economy further improved last year. Retail sales increased by 7.3% alongside rising domestic consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 4.2% and 8.1% respectively in 2006 over the previous year. For fresh meat consumption, imported and locally produced live pigs and cattle amounted to about 1,988,100 heads and 46,500 heads respectively in 2006. This represents a decline of 3% and 4% respectively when compared to 2005. Import of chilled pork from the Chinese Mainland was allowed in August 2006 but this marginally impacted on the fresh meat consumption.

企業管治

董事會堅持以最高的商業道德標準，處理集團的日常業務，並充分了解到，良好的企業管治必須以紀律為本，建立誠信，否則一切經濟成就均無從談起。

Corporate Governance

The Board strongly believes in upholding the highest ethical standards in the course of conducting its business. It is well aware that corporate governance embodies a discipline that builds trust, in the absence of which the Group can hardly achieve economic success.

董事會亦知悉，本集團在獲得上市地位的同時，其股東及其他利益群體必然要求對其實務常規、制度、監控、標準和價值取向等多加了解。透明度和及時披露信息對知情決策及小股東至為重要，因此兩者乃本集團企業管治架構的關鍵元素。自二零零二年十一月起，本集團已經開始自願公佈季度財務及業務回顧，是恒生指數成份股當中首家亦是至今為止唯一自願公佈季度業績的綜合企業，遠早於香港聯合交易所將此列為主板上市發行人的建議最佳應用守則。

The Board recognizes that having acquired the listing status, the Group's shareholders and other stakeholders would understandably want to know its practices, systems, controls, standards and values. Transparency and information disclosure are central to well-informed investment decisions and minority shareholders; it follows that they are also the key components of the Group's corporate governance framework. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. It is the first and also the only conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange made it a recommended best practice for main board listed issuers.

本公司在其企業管治常規手冊中表明，董事會已定下目標，逐步將獨立非執行董事的比例增加至最少三分之一。我們欣然公佈，這個目標

The Company's Corporate Governance Practice Manual has laid down the Board's objective to increase the proportion of Independent Non-Executive Directors to at least one-third over time. We are glad to see that this was fulfilled



董事會成員(由左至右)　　：謝勝喜、王帥廷、閻飈、蔣偉、喬世波、鄺文謙、王群、宋林

Board members (from left to right) : Xie Shengxi, Wang Shuaiting, Yan Biao, Jiang Wei, Qiao Shibo, Kwong Man Him, Wang Qun, Song Lin

已於回顧年度內達成。隨著陳智思議員和蕭炯柱先生於去年十一月以獨立非執行董事身份加入董事會，董事會17位成員中已包括六位獨立非執行董事。

during the year under review. The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon joined the Board as Independent Non-Executive Directors in November last year; and after their appointment, the Board consists of six Independent Non-Executive Directors out of a total of 17 members.

本集團堅持實施優質企業管治，過去成績有目共睹。本集團為建立行之有效的企業管治架構而付出的努力，一直廣受投資界稱許，以下嘉獎為本集團在二零零六年贏得的認同提供明證：

- 在《歐洲貨幣》雜誌二零零六年進行的全球新興市場「最佳企業管治」調查中名列第一；
- 在香港董事學會舉辦的「二零零六年度傑出董事獎」中有幸成為「上市公司(香港交易所－恒生指數成分股)」的「董事會類別」得獎者；
- 獲《亞洲金融》雜誌評選為中國最佳企業管治公司以及中國最佳管理公司之一；
- 在《亞洲企業管治》雜誌舉辦的「二零零六年表揚頒獎－亞洲最佳企業管治公司」中被評選為得獎者之一；及
- 獲《經濟一週》雜誌評選為香港傑出藍籌企業之一。

The Group has a proven track record of enforcing good corporate governance practices. Its efforts to implement a sound and effective corporate governance framework have been well received by the investment community, and the following accolades attest to the recognition gained by the Group in 2006:

- it was ranked overall number one in the 2006 Euromoney "Best Corporate Governance" survey on global emerging markets;
- it was honored as an Awardee in the Board Category for "Listed Companies (SEHK – Hang Seng Index Constituents)" in the "Directors Of The Year Awards 2006" organized by the Hong Kong Institute of Directors;
- it was rated one of the companies with the best corporate governance in China and also one of the best managed companies in China by FinanceAsia;
- it was selected as one of the recipients of the "Recognition Awards 2006 - The Best of Asia" by Corporate Governance Asia; and
- it was named one of the outstanding enterprises among blue-chip companies in Hong Kong by the Economic Digest.

良好企業管治常規的標準，不會一成不變。本集團將繼續密切注意其現有常規是否充分，務求與時並進。

The standard of good corporate governance practices is always changing. In order to keep up with this dynamic environment, the Group will continue to monitor the adequacy of its existing practices.



董事會成員(由左至右)：陳樹林、姜智宏、劉百成、陳普芬、黃大寧、李家祥、鄭慕智、陳智思、蕭炯柱

Board members (from left to right) : Chen Shulin, Keung Chi Wang, Ralph, Lau Pak Shing, Chan Po Fun, Peter, Houang Tai Ninh, Li Ka Cheung, Eric, Cheng Mo Chi, Chan Bernard Charnwut, Siu Kwing Chue, Gordon

內部監控

董事會負責建立及有效地執行本集團的內部監控制度，以確保達成企業目標、業務運作暢順、資產和利益群體權益獲得保障及財務報表準確可靠。本集團採用之監控架構與美國Committee of Sponsoring Organizations of the Treadway Commission及香港會計師公會建議的監控架構一致，作為本集團的內部監控制度標準，以及集團公司的最佳常規。

董事會定期對本集團的內部監控制度作出檢討。截至二零零六年十二月三十一日止年度，董事會已檢討本集團的現行內部監控制度，並信納制度行之有效。有關本集團內部監控制度的詳情，載於本年報內的企業管治報告。

社會責任

企業應如何處理其業務經營對道德、環境和社會所造成的影響，已成為公眾近年日益關注的議題。本集團的利益群體，不僅包括股東而且還有客戶、供應商、僱員和社會大眾，日益期望本集團能以更加負責任的態度經營業務，加強對環境和社區的責任承擔。董事會了解到，若不對這些訴求作出適當回應，本集團的持續性發展勢將受到阻礙。

作為指導原則，我們採納開放和高透明度的業務常規，以道德價值觀為基礎，並且尊重社

Internal Control

The Board is responsible for the Group's system of internal control and its effectiveness to ensure the accomplishment of corporate goals, smooth running of the operations, assets and stakeholders' interest are safeguarded as well as reliability of financial statements. The Group adopts the control framework consistent with the frameworks recommended by both the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies.

The Board conducts regular review of the Group's internal control system. For the year ended 31 December 2006, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place. A detailed elaboration of the Group's internal control system is set out in full in the Corporate Governance Report of this Annual Report.

Social Responsibility

How corporations should deal with the ethical, environmental and social impacts of their business operations has drawn much attention from the public in recent years. Stakeholders, including not only shareholders but also customers, suppliers, employees and the society at large, increasingly expect the Group to conduct its business more responsibly and be more accountable to the environment and community. The Board is aware that the absence of appropriate responses to such expectation would hold back the Group's sustainable development.

Our guiding principles are to adopt open and transparent business practices that are based on ethical values and respect for the community, the environment,

區、環境、僱員、股東及其他利益群體，以求締造可持續價值，並將這些價值觀融入本集團的業務決策和過程之中。

employees, shareholders and other stakeholders so as to deliver sustainable value, and to incorporate such values into our business decisions and processes.

環境保護是我們的關注重點之一。本集團努力以有利於保護及保育環境的方式經營業務，並制訂有關政策指引，其中規定本集團於落實任何業務收購建議之前，應對有關業務的環境和生態影響、潛在環境風險等進行評估。年內，本集團的香港超市業務承諾減少派發膠袋，並參加「無膠袋日」活動，體現本集團保育自然資源的企業文化，所得成果使人鼓舞。此外，本集團的內地超市業務亦積極研究提高能源系統的效益，實施了調高店內空調溫度、安裝節能照明系統等措施。本集團向公眾宣傳環保信息亦不遺餘力，飲品業務連續第二年舉辦「雪花啤酒．勇闖天涯」活動，二零零六年製作的紀錄片，以追尋長江源頭為主題，藉此向公眾宣傳保護水源的信息。

Environmental protection is one of the focal areas that we address. The Group endeavors to conduct business in ways that protect and preserve the environment. There are policies to guide us in this regard, which stipulate that the Group should, among other things, evaluate the environmental and ecological impact from its operations, and assess the potential environmental risks before any proposed business acquisition should be proceeded. One of the examples of our corporate culture to protect and preserve natural resources is the pledge by our supermarket division in Hong Kong to reduce the distribution of plastic bags and the participation in the "No Plastic Bag Day" event. The result was encouraging. Also, our mainland supermarket division has been looking for ways to improve its energy system's efficiency. Initiatives included raising in-store air-conditioner temperature and installing energy saving lighting system. In addition, the Group promotes public awareness of the need to protect our environment. For the second consecutive year, our beverage operation launched the campaign called "The Great Expedition with SNOW (雪花啤酒．勇闖天涯)". The 2006 campaign produced a documentary program on adventures to trace the origin of the Yangtze River, with an aim to encourage the public to protect our water sources.

本集團以關懷社會為本，致力為貧苦無助者謀福。年內，飲品業務舉辦了不同的活動，向中國內地的貧苦學生提供財務援助，最少有600個學生因此受惠。超市業務在旗下分店內設置捐款箱，幫助慈善團體籌款，並且自二零零四年以來，在中國內地贊助興辦第三家小學。此外，中藝一如往年，捐出一件精緻藝術品拍賣，收入撥作慈善用途。

The Group also cares for the community and constantly works for the good of the underprivileged. During the year, our beverage division organized different activities the purpose of which was to provide financial assistance to poverty-stricken students in the Chinese Mainland, and at least 600 students benefited as a result. Our supermarket division helped raise money for charity through in-store donation collection boxes, and sponsored the establishment of the third primary school in the Chinese Mainland since 2004. Like the year before, Chinese Arts & Crafts put up an exquisite art item for auction and donated the entire proceeds to a charitable fund.

本集團參與社區事務，並不單止於向慈善機構捐款。二零零六年二月，旗下香港超市業務獲香港社會服務聯會頒發「商界展關懷」標誌。商業機構必須符合「商界展關懷計劃」的六項準則，並且表現良好企業公民的質素，方能獲得「商界展關懷」的標誌。

The Group's community involvement goes beyond donations to charitable organizations. Our supermarket division in Hong Kong obtained the Caring Company Logo Award from the Hong Kong Council of Social Service in February 2006. This logo was awarded to companies which satisfied the six criteria of the Caring Company Scheme and demonstrated good corporate citizenship.


請您與我們
共同伸出援手
愛心
月餅盒回收

獲香港超市業務鼎力支持的慈善活動宣傳海報。
Posters of charity events supported by our supermarket division.



「雪花」啤酒贊助的活動，在青海省長江源頭立碑。
A monument was erected to mark the origin of the Yangtze River in Qinghai Province in a campaign sponsored by "SNOW".


2006年 雪花啤酒 助学1+1 捐赠仪式

「雪花」啤酒向中國貧苦學生提供財務援助。
"SNOW" offered financial assistance to poverty-stricken students in China.

去年，本集團與顧問公司合作，對集團中港業務進行大型的客戶滿意度調查。這項定期的舉措，有助於本集團了解自己的市場優勢以及不足之處，並從客戶的角度出發，改善產品與服務。我們非常重視客戶的意見，以提高客戶滿意度作為履行社會責任的指標，以及增強競爭力的手段。

鑒於本集團的業務多元化，企業社會責任問題亦可以從多個角度去處理。因此，我們將繼續不斷探討新措施，務求更好地履行作為良好企業公民的責任。

The Group conducted a large-scale customer satisfaction survey on our businesses in both the Chinese Mainland and Hong Kong together with consultancy firms last year. This regular exercise enables us to identify our strengths and weaknesses in the marketplace, so as to improve our products and services from customer perspective. We respect the opinions of our customers and view their satisfaction as an attribute in fulfilling our social responsibility as well as a tool to enhance our competitive edge.

In view of the diversity of the Group's businesses, the issues of corporate social responsibility can be tackled from many angles. We will continuously explore new initiatives to fulfill our duty as a good corporate citizen.

投資者關係

我們的最終目標，是要為股東價值創造長期、穩定的增長。本集團一直鼓勵投資者、高級管理層與營運管理層之間建立有效的三方溝通渠道，以達到高水平的企業管治標準。本集團瞭解業務多元化的綜合企業所獨有的特點和需要，深知單單改善投資者關係並不足恃，同時亦需加強投資界、高級管理層與各業務單位之間的有效溝通。

本集團經常與投資界保持公開對話溝通。每年一度於四月左右進行為期三周的環球路演，造訪歐洲、美國及亞洲的機構投資者，此舉深受投資界歡迎。二零零六年環球路演的重點是介紹本集團旗下的超市及飲品業務，深入分析本集團的獨特優勢、策略和市場的競爭情況。該兩個業務的主管人員亦聯同總部高級管理層一起參加路演。七月間為分析員和基金經理舉行的公司開放日，也得到業界的良好反應，分析員和基金經理在為期三日的考察行程中，參觀了本集團的上海肉類加工中心，以及浙江省的超市和啤酒業務。於二零零六年，高層管理人員聯同來自不同業務單位的主管人員出席超過230次的商務會議，包括單獨面談、實地考察、午餐講座及金融機構安排的會議等，總共會見約630名分析員和基金經理。

Investor Relations

Our ultimate goal is to create a steady, long term growth in shareholder value. The Group has been encouraging a tripartite communication system among investors, senior management and operational management to reach high standards of corporate governance. Understanding the unique features and specific needs of a conglomerate enterprise of different businesses, we strive to go beyond merely improving investor relations, but also promoting effective communication among investment community, senior management and various business units.

The Group maintains an open dialogue with the investment community. Our practice for conducting a three-week global roadshow annually around April to visit institutional investors in Europe, the United States and Asia has highly been appreciated by the investment community. The focus in the 2006 global roadshow was on our supermarket and beverage operations and detailed analysis on our niche, strategies and the competitive environment was presented. Chief executives of the two operations also participated in the roadshow together with senior management from the headquarters. The Corporate Day held in July for analysts and fund managers was also well received. During the three-day tour, the syndicate visited our meat processing centre in Shanghai, supermarket and brewery operations in Zhejiang Province. In 2006, top management along with senior management of different business units met with about 630 analysts and fund managers in over 230 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.


華潤創業有限公司
China Resources Enterprise, Limited
二零零五年度全年業績公佈
FINAL RESULTS ANNOUNCEMENT FOR 2005

高級管理層出席業績簡報會，向新聞媒體介紹最新業務發展。
Senior management attended the result briefing for the media to explain the latest business development.



副董事總經理鄺文謙率領分析員和基金經理考察團，參觀本集團位於浙江省杭州的啤酒廠。
Deputy Managing Director Kwong Man Him led the analyst and fund manager syndicate to visit the brewery plant at Hangzhou, Zhejiang Province.

股價表現

二零零六年華潤創業的股價上升至港幣22.35元，升幅達61.4%，較恒生指數的升幅高出20.2%。年內，股價於二零零六年十二月十三日收市報港幣23.70元，創下亞洲金融危機以來的新高，而全年最低收市價則為港幣13.80元。年內華潤創業的市值亦增至港幣527.11億元，升幅達70.4%。

Share Performance

CRE's share price rose 61.4% to HK$22.35 in 2006, outperforming the Hang Seng Index by 20.2%. During the year, its daily closing share price hit a post-Asian financial crisis high of HK$23.70 on 13 December 2006. The lowest closing price was HK$13.80. CRE's market capitalization also grew 70.4% to HK$52,711 million in the year.

華潤創業由二零零二至二零零六年的年終收市價及市值
Year-end closing price and market capitalization of CRE for 2002-2006



港幣 HK$
25
20
15
10
5
0
60,000
48,000
36,000
24,000
12,000
0
港幣百萬元 HK$ million
2002
2003
2004
2005
2006
收市價
Closing price（圖左 LHS）
市值
Market capitalization（圖右 RHS）

資料來源：彭博及本公司提供資料
Source: Bloomberg and company data

派息比率

本集團向來以逐步改善基本現金股息分派比率為目標，一直以來亦付諸實現。本集團派發基本現金股息的準則，是要在公司盈利增長帶來的現金與促進未來溢利增長所需的現金之間取得平衡。此外，在特殊情況下，也會考慮派發特別股息，但需視乎當時財務狀況、資金需求和市場環境而定。二零零六年，本集團出售管道燃氣和化工經銷業務，為此派發特別現金股息每股港幣1元。本集團亦曾於二零零二及二零零三年就剝離銀行和建材等非核心資產派發特別股息。

Dividend Payout Ratio

The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends would be considered for exceptional events, subject to the prevailing financial position, funding needs and market environment. In 2006, a special cash dividend of HK$1 per share was paid following the disposal of the Group's piped gas and chemical distribution businesses. Special dividends were also distributed in 2002 and 2003 during which the non-core assets in banking and building materials were divested.

二零零二至二零零六年每股盈利及每股股息　Earnings and dividend per share for 2002-2006



港幣 HK$
1.50
1.20
0.90
0.60
0.30
0.00
0.67
0.47
0.25
0.22
0.69
Note
0.24
0.70
0.27
1.02
0.38
1.19
1.40
1.00
0.40
2002
2003
2004
2005
2006
每股盈利
Earnings per share
每股中期及末期股息
Interim and final dividend per share
每股特別股息
Special dividend per share

附註：
Note
二零零三年進行特別實物分派，每十股本公司股份派發一股華潤水泥控股有限公司股份。
A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed in 2003.

二零零二至二零零六年基本現金股息分派比率　Basic cash dividend payout ratio for 2002-2006


百份比 Percentage (%)
40
30
20
10
0
32.4
34.3
35.8
39.2
41.1
2002(1)
2003(1)
2004(2)
2005
2006(1)(3)

附註：
Notes

(1) 附表並不包括於二零零二年派發每股港幣0.25元的特別現金股息，二零零三年以分派實物方式每十股本公司股份派發一股華潤水泥控股有限公司股份，以及二零零六年派發特別現金股息每股港幣1元。
The chart has excluded the distribution of special dividends of HK$0.25 per share in cash in 2002, one share in China Resources Cement Holdings Limited for every ten shares of the Company in 2003 in specie and HK$1 per share in cash in 2006.

(2) 根據二零零四年年報所列之股東應佔溢利計算。二零零四年股東應佔溢利經以前年度調整而重列後，現金股息分派比率會重列為38.8%。
Calculation is based on profit attributable to shareholders as reported in the annual report of 2004. Taken into account of prior year adjustments with the profit attributable to shareholders of 2004 restated, the payout ratio shall be restated to 38.8%.

(3) 計算基於股東應佔溢利減去管道燃氣及化工經銷業務的出售收益。
Calculation is based on profit attributable to shareholders less the disposal gain of the piped gas and chemical distribution businesses.

股東回報總額

隨著逐步將業務焦點轉向消費行業、業績表現強勁及不斷提升企業管治水平，過去五年華潤創業股份按股價升幅及將股息再投資計算，股東回報總額達291.5%，遠高於恒生指數及恒生工商分類指數的幅度。二零零六年度的股東回報總額為72.5%，而恒生指數及恒生工商分類指數的平均幅度則分別為39.0%及53.1%。

Total Shareholder Return

With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and rising corporate governance standard, CRE's shares achieved a total return for shareholders of 291.5% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2006, the total return for shareholders was 72.5%, compared to the average 39.0% of the Hang Seng Index and 53.1% of the Hang Seng Commerce & Industry Index.

二零零二至二零零六年華潤創業股東回報總額相對大市指數的表現
Total shareholder return of CRE relative to market indices for 2002-2006


百份比 Percentage (%)
300
200
100
0
-100
291.5%
122.0%
110.3%
02年1月 Jan-02
03年1月 Jan-03
04年1月 Jan-04
05年1月 Jan-05
06年1月 Jan-06
華潤創業 CRE
恒生指數 Hang Seng Index
恒生工商分類指數 Hang Seng Commerce & Industry Index

資料來源：彭博
Source: Bloomberg

前景

本集團的核心消費業務在二零零六年取得驕人成績。在超市業務的帶動下，集團的零售業務錄得令人鼓舞的溢利增長。啤酒銷售量上升34%至5,300,000千升，成為中國內地最大的啤酒商。行銷全國的「雪花」啤酒，銷量繼續大幅增長，進一步鞏固作為全國最大啤酒品牌的地位。食品業務也錄得近年最強勁的基礎淨溢利增長，而集團的內地肉類加工項目也進展良好。紡織業務方面，儘管溢利受制於嚴峻的經營環境而下降，但於技術改造計劃完成後，市場對其高端MAKO紗線產品需求甚殷。今後紡織業務將專注於生產特色產品，優化產品組合。

Prospects

2006 was a remarkable year for our core consumer businesses. There was encouraging profit increase in our retail business led by our supermarket operation. With a 34% rise in beer sales volume to 5.3 million kiloliters, our beverage business became the largest brewer on the mainland. The tremendous growth of the national brand, "SNOW", also reinforced its position as the country's largest beer brand. Underlying net profit growth of our food business was the strongest in recent years while its mainland meat processing projects progressed well. For our textile business, despite a profit decline amidst challenging operating environment, there was a strong demand for its high-end yarn products, MAKO, after technology upgrade and our future focus will be on producing niche products and product mix enhancements.

中國個人消費增長蓬勃，零售市場日趨開放，吸引了不少全球性的集團進駐中國市場，使得內地超市業務競爭異常激烈。市場整合的步伐將會加快，因此本集團的超市業務必須不斷提高核心競爭力，鞏固市場定位。今後的擴張將會非常專注於地區和業態，務求以最具效益的方式迅速在目標地區建立主導地位。日後開設新店將以大型超市和標準超市為主，視乎地方人口分佈和經濟狀況而定。為改善商場購物的環境和減輕零售店鋪租金上漲的影響，我們將一部分的大型超市用地，租予能帶來互補效應的租戶。此外，本集團亦按嚴格條件購入一部份的店鋪物業，並開始整合華東的採購與物流網絡。

The mainland supermarket business is highly competitive as global players are increasingly attracted by China's robust private consumption growth and the liberalized retail market. Market consolidation will accelerate and the Group's supermarket operation needs to continually enhance its core competence and market niche. Future expansion will be very focused in terms of location and store format to establish dominance within the target district in the most efficient way. We will open mainly hypermarket and standard supermarket depending on the local demographics and economies. To improve shopping environment and alleviate the impact of rising retail rentals, we are leasing out some of the hypermarket space to complementary tenants. We are also buying some of the store properties on stringent requirements and have started to integrate the procurement and logistics networks in Eastern China.

本集團的飲品業務，仍會繼續將其啤酒廠網絡從現時沿海區域和長江流域擴展至鄰近地區。儘管在新區域設廠的成本較高，但為有效發展全國經銷網絡的緣故，此舉仍屬勢在必行。同時，我們希望通過對業務營運的改進，實現有利可圖的業務擴充。我們將會採取對外收購、新廠投資、擴能改造等三軌並進的方式，實現產能增長。隨著「雪花」啤酒迅速發展為行銷全國的品牌，本集團可望減少對外部收購的倚賴。「雪花」品牌廣受歡迎，乃本集團致力推行品牌定位、營銷策略和市場整合的成果。鑒於市場對優質啤酒的需求與日俱增，今年我們將繼續加強「雪花」品牌在北京、廣州和上海等大城市的銷售工作，加以配合。

Our beverage business will continue to spread its brewery network along the coastal line and Yangtze River into the neighboring areas. Although the start up cost is high for new districts, this is essential in order to develop an efficient national distribution network. At the same time, we aim to attain profitable expansion via operational improvements. A three-pronged approach will be adopted to grow production capacity through acquisition, greenfield investment and capacity upgrade. The reduced reliance on acquisition is made possible with the rapid development of "SNOW" as a national brand. The popularity of "SNOW" is the result of our success in brand positioning, marketing strategies and market consolidation. We will step up our sales efforts for "SNOW" this year in the major cities including Beijing, Guangzhou and Shanghai as there is rising demand for quality beer.

中國內地的冰鮮豬肉從去年下半年開始獲准進口香港，但對本集團從內地進口牲畜的食品業務，影響甚微。我們已成功將「五豐」品牌塑造為優質鮮肉的標誌，在市場對食品安全日益關注之際，其品牌形象的優勢尤其突出。本地農場供應的新鮮豬肉，乃香港唯一其他活豬供應來源，然而特區政府為控制環境污染，已於二零零六年年中推出豬農退還牌照計劃，未來本地活豬供應勢將進一步減少，而供應真空將由進口填補。本集團的深圳和上海肉類加工項目均進展順利，並已在該兩個城市建立具有競爭力的供應鏈，涵蓋豬隻採購、屠宰、肉類生產、以至零售等環節。本集團憑藉其經驗和信譽，應可在內地肉類市場掌握更多投資機會。

Import of chilled pork from the Chinese Mainland was allowed in the second half of last year but there has been little impact on our food business, which imports livestock from the mainland. We have successfully developed "Ng Fung" brand as high quality fresh meat, creating a strong premium brand image amidst growing concerns over food safety. Supply of fresh pork from the local farms, the only other source of live pigs in Hong Kong, will be further reduced by the introduction of a pig farm license surrender scheme in middle 2006 to control Hong Kong's pollution problems. The shortfall will be satisfied by imports. Our mainland meat processing projects in Shenzhen and Shanghai are progressing well. We have developed a competent supply chain from pig sourcing, slaughtering, meat production to retailing in the two cities. Our experience and reputation put us in a favorable position to capture further investment opportunities in the mainland meat market.

受內地紡織產品限制性配額等因素所影響，集團的紡織業務去年業績未盡如意，今後將專注於競爭力較強、利潤能力較高的產品。本集團在高端紗線和尼龍產品方面已建立優勢，可滿足海外市場對優質襯衫和絲襪的需求。我們亦正瞄準開發以牛仔消閒服為主的成衣出口業務。

Following a slack result last year, which was partly due to the restrictive quotas on mainland textile products, our textile business will concentrate on products with better competitiveness and margins. We have established our comparative advantage in higher end yarn and nylon products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export.

我們經營所在的市場，均呈現良好經濟形勢。中國經濟於二零零六年繼續向前邁進。中央政府為確保均衡及可持續的經濟發展，已將穩定經濟增長和低通脹定為今年的目標。中央政府又以刺激內需為推動經濟增長的主要動力，並實施多項措施以縮短收入差距。至於近期的經濟降溫措施，只是針對一些投資過熱的領域。香港方面，在失業率持續下降、工資普遍有所增加、來港旅客數字上升及物業市場穩步向好的情況下，經濟持續強勁。

展望二零零七年及往後日子，我們的經營重點將環繞如何落實計劃，將集團建立成全國最大規模的消費企業。非核心資產的出售也將繼續進行。繼去年出售中國內地的管道燃氣及化工經銷業務後，近期已簽訂框架協議，預備出售香港的石油經銷業務，即本集團石油業務所剩下的唯一業務。上述並行之努力皆以提高股東價值為目標。我們對出售非核心資產所形成的盈利真空，將會逐步由核心業務及出售收益用於再投資所帶來的盈利貢獻填補，感到樂觀。以中國內地消費市場規模之大、增長之快，未來數年必將商機無限，深信我們必能抓緊機遇，為股東締造超卓佳績。

致謝

我們近年大幅度強化董事會，以推動企業管治常規。二零零六年年底，陳智思議員和蕭炯柱先生加入董事會成為獨立非執行董事，他們兩位的知識與專長，必將為集團帶來寶貴的裨益。本人謹向陳先生和蕭先生致以熱烈的歡迎。

本集團的經營一向講求團隊合作，全賴僱員竭誠盡忠，努力不懈，方能取得佳績。他們不斷推陳出新，致力追求卓越，為集團形成以業績為本的獨特文化。在此，本人要向全體僱員表示謝意，並要感謝我們的股東、客戶、業務夥伴和其他利益群體對本集團的支持。

主席
宋林

香港，二零零七年四月四日

The economic environment of the markets we operate is positive. China's economy continued to churn ahead in 2006. To ensure balanced and sustainable economic development, the central government has set stable economic growth and low inflation targets for this year. It has made boosting domestic consumption a priority for driving economic growth and introduced measures to narrow the income gap. The recent measures to slow down the mainland economy are only specific to certain over-invested sectors. In Hong Kong, the economy is strong with falling unemployment rate, increased salaries, rising tourist arrivals and steadily improving property market.

Looking ahead into 2007 and beyond, our focus is on the execution of our plan to build the Group into the largest consumer company in China. Divestment of the non-core assets will also continue. After the sale of our piped gas and chemical distribution operations in the Chinese Mainland last year, a framework agreement has been signed recently relating the disposal of our petroleum distribution operation in Hong Kong, the only remaining business in our petroleum division. These parallel efforts have a common goal – to improve shareholder return. We are optimistic that the earnings gap created after the disposal of our non-core assets will be gradually filled by our core businesses and new contributions from re-investment of the disposal proceeds. As the mainland consumer market is huge and growing fast, we are excited about the opportunities in the years ahead and are confident in our ability to capitalize on them and deliver superior results to our shareholders.

Appreciation

We have considerably strengthened our Board in recent years to promote corporate governance practices. In late 2006, two Independent Non-Executive Directors joined our Board, namely The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon, whose knowledge and expertise will surely be invaluable to the Group. I would like to extend a warm welcome to Mr. Chan and Mr. Siu.

With a team approach in our operation, our success highly depends on the full dedication from our hardworking employees. Their innovation as well as commitment to excellence have helped us build a unique result-oriented culture, and I take this opportunity to thank them. I also wish to express my gratitude to our shareholders, customers, business partners and other stakeholders for their support of the Group.

SONG LIN
Chairman

Hong Kong, 4 April 2007

管理層討論與分析
Management Discussion and Analysis

24	業務回顧	Review of Operations
	零售	Retail
	飲品	Beverage
	食品加工及經銷	Food Processing and Distribution
	紡織	Textile
	投資物業	Investment Property
	石油及相關產品經銷	Petroleum and Related Products Distribution
	投資及其他業務	Investments and Others
42	財務回顧	Financial Review


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零售 Retail

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	20,418	16,202	26%
應佔溢利	Attributable profit	217	107	103%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	1,044	756	38%
資本開支及新收購項目	Capital expenditure and new acquisitions	1,214	1,438	-16%

零售業務營業額之明細
Breakdown of turnover of retail business


20,000
15,000
10,000
5,000
0
港幣百萬元
HK$ million
2005
2006
14,132
18,187
1,398
1,553
672
678
超級市場及物流
Supermarket and logistics
品牌時尚產品經銷
Brand-fashion distribution
其他零售店
Other retail stores

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

本集團零售業務於二零零六年的經營業績錄得改善，主要來自超市業務的內涵增長持續改善，以及於二零零五年年末購入的浙江華潤慈客隆超市有限公司(「浙江慈客隆」)的盈利貢獻。營業額及應佔溢利分別為港幣20,418,000,000元及港幣217,000,000元，較二零零五年分別增加26.0%及102.8%。

In 2006, the Group's retail division showed improved performance, underpinned by sustained organic growth in the supermarket operation and further boosted by China Resources Cikelong (Zhejiang) Supermarket Co., Ltd. ("Zhejiang Cikelong") 浙江華潤慈客隆超市有限公司 acquired in late 2005. Turnover and attributable profit amounted to HK$20,418 million and HK$217 million respectively, representing an increase of 26.0% and 102.8% over 2005.

與此同時，中國內地的經濟保持平穩的發展。對外貿易得以快速增長，外商直接投資有所增加；就業市場的改善，使城鎮居民可支配收入穩步上升，居民消費力日漸提高，且帶動社會消費品零售總額增長，令本集團的整體消費業務得以受惠。

At the same time, the economy of the Chinese Mainland sustained considerable growth. Foreign trade continued to grow fast with an increase in foreign direct investment. Improvement in job market has raised individual income levels in both the urban and suburban areas. Increasing domestic consumption drove up local consumer goods retail sales, and the Group's consumer businesses have thus benefited as a whole.

香港於二零零六年的出口強勁，市場氣氛持續樂觀。就業人數上升，家庭收入增加及樓市持續暢旺，促使整體消費持續向好，香港的零售業可望穩步增長。

In Hong Kong, overall market sentiment remained positive due to buoyant export trade in 2006. The general increase in household income, continuous improvement in the local job market and steadily improving property market gave rise to a distinct pick up of local consumption expenditure. Market outlook of the local retail industry is encouraging with steady growth.

超級市場及物流

超級市場及物流業務於二零零六年的營業額為港幣18,187,000,000元，較二零零五年增加28.7%。二零零六年的應佔溢利為港幣152,000,000元，較二零零五年增加1.8倍。

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2006 was HK$18,187 million, representing an increase of 28.7% over 2005. Attributable profit for 2006 amounted to HK$152 million, an increase of 1.8 times.

本業務的區域發展在二零零六年有實質進展。通過開設新店、收購項目及邀請特許經營店舖加盟，穩健地拓展零售網絡，使本集團在目標市場的佔有率得以擴大。於二零零六年十二月底，本集團在香港及中國內地共經營約2,100間店舖，其中約48%是直接經營，其餘則為

The division's regional development strategies delivered promising results in 2006. Through new store openings, acquisitions, line-up with franchised stores and continuous expansion in retail networks, the Group increased its market share in target regions. As at the end of December 2006, the Group altogether operated a total of approximately 2,100 stores in Hong Kong and the Chinese Mainland, of which approximately 48% were self-operated and the rest

特許經營。店舖業態大致分為大型超市、綜合超市、標準超市以及便利店。以區域劃分二零零六年的營業額貢獻，華東及華中佔55.2%，華南佔26.6%，香港佔12.6%，而華北則佔5.6%。

二零零六年營業額增長的主要動力來自持續開設新店以擴大經營規模，以及顯著的同店增長。本年錄得整體同店增長率達8.2%，尤其中國內地的同店增長率達9.6%。零售網絡的改善令採購系統更集中，提高了本集團與供應商的議價實力，來自供應商的通道費收入和進貨返利收入得以不斷增加，有助提升營業額及改善整體經營業績。此外，透過整合供應鏈及精簡管理架構，配送能力及營運效率得以提高，並減低成本。二零零六年未計利息、稅項、折舊及攤銷前綜合盈利（「EBITDA」）達港幣773,000,000元，較二零零五年增長34.2%。

華東及華中地區的同店增長率達10.0%。由於蘇果超市採取多業態組合方式及密集佈點、加強媒體廣告的營銷策略，以及於年內整合加盟店，實行直營化，進一步優化網點及穩固市場佔有率，蘇果超市的同店增長率達10.1%。然而，開業不足一年的購物廣場（蘇果的全新業態）在吸引人流等方面尚需時間培養，為積極改善新業態及表現欠佳門店的業績，激勵模式已作革新，而營運流程和管理體系亦已作完善。二零零五年年末完成收購的浙江慈客隆在本年帶來顯著的盈利貢獻。本集團於年內與寧波一家營運商共同組建公司，以進一步提升在浙江省（華東地區）的市場佔有率，擴大零售網點。

華南地區在店面改造、營銷策略運用、整合配送中心以提高配送能力等方面取得理想成效，帶動營業額上升，大型超市和綜合超市的同店增長率分別達11.2%和13.4%。精簡及優化組織架構，重新核定人員編制，既提高工作效

were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 55.2%, 26.6%, 12.6% and 5.6% of the division's turnover for the year under review.

Turnover growth in 2006 was mainly driven by store openings as well as a remarkable same store growth. Overall same store growth for the year was 8.2%, in particular a 9.6% increase was achieved for the Chinese Mainland. The increase in payments from suppliers, which included incentives, store display and promotion income, further boosted the turnover growth and improved the overall operating results. The increasingly centralized purchase system from improved retail networks strengthened the bargaining power in negotiations with suppliers. In addition, optimization of operational logistics and rationalization of management structure helped improve efficiency and achieve cost effectiveness. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2006 amounted to HK$773 million, representing a 34.2% growth over that of 2005.

The Eastern and Central China operation recorded a satisfactory same store growth of 10.0%. Suguo succeeded in maintaining its market share and optimizing its distribution network through the adoption of a multi-format approach with mass coverage, active business promotion in the media as well as consolidation of franchised stores during the year, which have achieved a same store growth of 10.1%. However, Suguo's newly opened hypermarkets, a new store format adopted in 2005, still need adjustments to drive shoppers flow. To improve the profitability of new stores and non-performing stores, key processes and administration setups were modified and incentive schemes were refined. Zhejiang Cikelong, acquired in late 2005, reported satisfactory profit contribution for the year. To further enhance store clusters and market share in Zhejiang Province, the Group also started a joint venture with a local supermarket chain in Ningbo during the year.

In Southern China, store facelifts, better supply chain management and innovative marketing initiatives delivered satisfactory results. Same store growth of hypermarkets and superstores reached 11.2% and 13.4% respectively. Streamline and optimization of management structure also helped rationalize key processes and drive down cost. Whilst the performance of stores in Zhongshan







本集團超市於二零零六年十二月三十一日的地區分佈
Geographical distribution of the Group's supermarkets as at 31 December 2006


91 天津 Tianjin
2 河北 Hebei
7 河南 Henan
1 湖北 Hubei
29 北京 Beijing
27 山東 Shandong
1,405 江蘇 Jiangsu
189 安徽 Anhui
88 浙江 Zhejiang
211 北京 Guangdong
98 香港 Hong Kong

店舖總數 Total number of stores : 2,148

超市業務營業額地區分佈之明細
Geographical turnover breakdown of the supermarket business

- 華東及華中 Eastern and Central China
- 華南 Southern China
- 香港 Hong Kong
- 華北 Northern China


2006
5%
13%
27%
55%


2005
6%
16%
29%
49%

率，也節省員工成本。儘管中山市的標超和包括東莞Lifestyle Store在內的部分大型超市的本年業績表現仍未如理想，本集團將致力優化及豐富商品組合，調整供應鏈，強化門店網絡的營運能力，以達致改善盈利能力。

and certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, were still slack for the year under review, the Group will concentrate its efforts in product mix enrichment as well as supply chain and store operation reinforcement to drive the overall profitability of the segment.

華北地區的營業額增加26.3%，主要來自天津收購店舖和新開店舖。然而，部分舊店舖面對多家實力較強之外資零售營辦商的劇烈競爭，部分聯營廠家撤柜、招商未如理想，周邊進行拆遷影響客流量，致使本年度持續錄得淨虧損。本集團將放緩擴張步伐，集中調整現有店舖和理順供應鏈，調整商品組合，以吸引人流，提升店舖的盈利能力。本集團於二零零六年十月訂立協議在北京興建一座物流中心以整合華北地區的採購及物流網絡。

The 26.3% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. In spite of this, the operation recorded net loss for the year owing to head-on competition from foreign retail operators in same areas and withdrawal of certain in-store consignment counters. Certain redevelopment works in the areas also affected customer traffic. The Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and its related supply chains, and adjusting the product mix to improve store profitability. Meanwhile, the Group has entered into an agreement in October 2006 to set up a distribution centre in Beijing for the integration of procurement and logistics network in Northern China.

香港地區面對本地主要對手的強大競爭壓力，本集團審慎監察所給予顧客的多項折價優惠，以維持市場佔有率。隨著本港重現消費意欲、零售業銷售持續增長及市場對優質倉儲的需求日形殷切，相信中期至長遠而言有利於香港業務的發展。

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, it is believed that the Hong Kong operation will benefit in medium to long term.

為應對目前零售市場激烈的競爭，本集團將通過收購新項目和開設新店發展大型及綜合超市，將經營網點伸延至二、三綫城市，加速提高目標地區的市場佔有率。

To cope with prevailing keen competition in the retail market, the Group will focus on new acquisitions and development of hypermarkets and superstores through new store openings and moving into second and third tier cities in order to raise market presence in the target regions.

品牌時尚產品經銷

品牌時尚產品經銷業務於二零零六年錄得營業額及應佔溢利分別為港幣1,553,000,000元及港幣26,000,000元，分別較二零零五年增加11.1%及85.7%。

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for 2006 of HK$1,553 million and HK$26 million respectively, representing an increase of 11.1% and 85.7% over 2005.







「Esprit」品牌的營業額及應佔溢利於回顧年度內分別持續強勁增長34.4%及50.0%。零售及批發業務增長，主要因現有店舖的形象翻新、新店開業、積極進行業務推廣以提高品牌知名度，以及改良產品設計所致。自營店的同店增長率達19.7%，特許經營店的營業額取得滿意增長亦有助提升批發業務的表現。於二零零六年十二月底，中國內地的「Esprit」品牌經銷網絡已設立近730間自營及特許經營店。

本集團自二零零五年最後一季起不斷檢討品牌組合，已於相關經銷合約屆滿時停止經銷若干品牌，及已放棄若干發展潛質有限的品牌。於二零零六年內進行的清貨促銷及多間門店相繼結業，對業務整體盈利有所影響。

其他零售店

其他零售店業務於二零零六年錄得營業額及應佔溢利分別為港幣678,000,000元及港幣39,000,000元，大致與二零零五年相若。截至二零零六年十二月底，本集團的連鎖零售店包括5間在香港經營的中藝和37間在香港及中國內地經營的華潤堂。

中藝於下半年內的營業額較去年同期有所提升，主要由太古廣場分店於二零零六年六月喬遷後，以及中環分店於八月復業所推出的開業促銷所致，並且令本年盈利得以改善。

港人對健康日益關注，令市場對保健食品和傳統中藥的需求上升，華潤堂把握形勢不斷調整商品組合，令致二零零六年的毛利額有所改善。然而，因店舖租約到期需續約或調整位置令租金上漲，令業務於回顧年內錄得輕微虧損。華潤堂透過調整店舖佈局及資源，同時積極開發自有品牌產品，整體盈利能力可望持續改善。

The "Esprit" brand delivered strong growth in turnover and attributable profit of 34.4% and 50.0% respectively for the year under review. The growth of retail and wholesale business was largely the result of existing stores facelifts, new store openings, active business promotion for higher brand recognition, together with enhanced product design. Self-operated stores recorded a same store growth of 19.7% while satisfactory sales growth of franchised stores also helped improve the performance of wholesale business. The distribution network of the "Esprit" brand as at the end of December 2006 comprised approximately 730 self-operated and franchised stores in the Chinese Mainland.

The continuous brand portfolio review since the last quarter of 2005 has showed effect; distribution of certain brands ceased upon expiry of the distribution contracts, while certain brands considered to have limited development potential have been pulled out. Clearance sales and successive store closures in 2006 impacted the overall profitability of the segment.

Other Retail Stores

Other retail stores segment reported turnover and attributable profit for 2006 of HK$678 million and HK$39 million, which remained relatively comparable to last year. The Group's chain of retail stores as at the end of December 2006 consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 37 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

Owing to an increase in turnover during the second half of the year largely from business promotion associated with re-opening of a relocated store at Pacific Place in June 2006 and another store in Central in August 2006, Chinese Arts & Crafts 中藝 reported improvement in profitability.

Ongoing product mix enrichment to capture increasing demand for health food and traditional Chinese medicine, amidst rising health awareness amongst local community, contributed to improved gross profit for CR Care 華潤堂 stores in 2006. However, cost pressure from increased store rentals resulting from tenancy renewal upon expiry or stores relocations have caused the operation to report a small loss for the year under review. Through enhancement of store layout, resources alignment and the development of its own branded products, improvement in overall profitability of CR Care 華潤堂 stores is anticipated.


CHINESE 中藝 ARTS &




ESPRIT

We celebrate
Happy Moments
with everyone!
共渡歡樂時光



飲品 Beverage

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	9,455	6,855	38%
應佔溢利	Attributable profit	174	136	28%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	1,306	1,056	24%
資本開支及新收購項目	Capital expenditure and new acquisitions	1,416	841	68%



飲品業務於二零零六年的營業額及應佔溢利分別為港幣9,455,000,000元及港幣174,000,000元，分別較二零零五年增長37.9%及27.9%。

二零零六年的啤酒銷量上升34.4%至約5,305,000千升，其中行銷全國的「雪花」啤酒更創佳績，銷量達3,037,000千升，佔總銷量的57.2%，增長幅度達91.9%，成績斐然。營業額及銷量的上升主要是內涵增長帶動，其中以四川、遼寧、安徽、黑吉及京津地區的銷量增長較為顯著。這有賴本集團重視「雪花」啤酒的品牌策略，通過積極的市場推廣，公司品牌整合取得顯著成效。另一方面，因傳統旺季的天氣較預期炎熱，加上受暖冬氣候的影響，進一步刺激了消費者對啤酒的需求。

於回顧年度，隨著消費者品味提升，本集團不斷改良大部份地區的產品銷售組合，使平均售價較二零零五年輕微上升，彌補了因生產成本上升而導致每千升酒平均成本上升，令整體毛利率仍能維持穩定。由於部份地區仍處市場拓展初期階段，在銷售渠道和提高消費者對「雪花」啤酒的認知度等方面均作出了較大的投入，令每千升啤酒的平均銷售費用上升，從而減少了銷量增長對應佔溢利的貢獻。

本集團截至二零零六年底於中國內地經營近50間啤酒廠，年產能約7,600,000千升。於年內，本集團成功完成多個收購項目。為進一步鞏固本集團的市場根基及配合現有及目標地區的擴張，本集團分別收購了泉州清源啤酒有限公司的85%權益、浙江銀燕啤酒有限公司的100%權益，以及安徽淮北相王啤酒有限責任

The beverage division reported turnover and attributable profit for 2006 of HK$9,455 million and HK$174 million respectively, representing a corresponding increase of 37.9% and 27.9% over 2005.

Sales volume of beer rose by 34.4% to approximately 5,305,000 kiloliters for 2006. In particular, our national brand "SNOW" achieved remarkable performance, with sales volume reached 3,037,000 kiloliters, representing 57.2% of the total sales volume and an impressive growth of 91.9%. The increase in turnover and sales volume was mainly contributed by organic growth with a notable sales volume increase in Sichuan, Liaoning, Auhui, Heilongjiang/Jilin and Beijing/Tianjin regions. This was mainly attributable to the successful brand name integration through initiatives in the "SNOW" brand promotion and in market distribution. Market demand was further driven by the hotter than expected weather in typical peak season and the warmer weather in winter.

For the year under review, the Group put in continuous efforts for product mix enrichment in most of the regions so as to cater for the lifting of consumer's taste. The slight increase in average selling price per kiloliter compensated for the increase in production cost; overall gross profit margin remained comparable. However, considerable investment was expended on building sales distribution channels and consumer popularity of the "SNOW" brand during preliminary market expansion in certain regions. As a result, the increase in average selling and distribution expenses per kiloliter offset the contribution of sales volume increment to profitability.

As at the end of 2006, the Group operated approximately 50 breweries in the Chinese Mainland with an annual production capacity of approximately 7.6 million kiloliters. The Group successfully completed several new acquisitions during the year. With a strategic move to reinforce the Group's market position and to supplement the operations in existing and target regions, the Group acquired an 85% interest in 泉州清源啤酒有限公司 (Quanzhou Qingyuan Brewery Company Limited) and a 100% interest in 浙江銀燕啤酒有限公司 (Zhejiang Yinyan Brewery

公司、烏蘭浩特蒙原酒業有限責任公司及山西月山啤酒有限公司與啤酒業務相關的資產。此外，位於黑龍江哈爾濱的新酒廠，主要為生產「雪花」啤酒，亦已於二零零七年一月投入試產。本集團亦於同月訂立協議，透過收購藍劍(集團)有限責任公司的全部股權，收購位於中國四川省的啤酒公司的餘下38%權益及一家位於貴州省啤酒公司的100%權益。

Company Limited), and the related brewing assets in 安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited), 烏蘭浩特蒙原酒業有限責任公司 (Wulanhaote Mengyuan Brewery Company Limited) and 山西月山啤酒有限公司 (Shanxi Yueshan Brewery Company Limited). Additionally, the new brewery in Harbin, Heilongjiang, which is also for the production of the "SNOW" brand beer, commenced trial operation in January 2007. In the same month, the Group entered into an agreement to acquire the remaining 38% interest in the brewery companies in Sichuan and a 100% interest in a brewery company in the Guizhou Province of the Chinese Mainland through the acquisition of the entire interests in 藍劍(集團)有限責任公司 (Blue Sword (Group) Company Limited).

市場擴張帶動生產擴張，本集團將對現階段產能已達飽和的啤酒廠實施擴建，以鞏固作為中國內地最大銷量的啤酒商地位，及保持行銷全國的「雪花」啤酒的增長勢頭。

Production expansion is driven by market expansion. To consolidate its position as the largest beer producer in the Chinese Mainland in terms of sales volume, the Group has concrete plans to enlarge the production capacity of certain breweries that have currently reached maximum beer production capacity, in order to support the growth of our national brand "SNOW".

展望未來，中國啤酒業還將進一步面對激烈的市場競爭。為加強本身的競爭優勢，本集團將致力優化產品品牌結構，進一步降低營運成本，繼續整合現有市場、拓展新市場，力求把握中國內地啤酒消耗量與日俱增的有利形勢。

Moving forward, intensified competition in the China beer market is anticipated. To strengthen its competitive advantage, the Group will keep on putting emphasis on branded product mix enrichment, operational improvement for cost saving, continuous market integration and expansion to capitalize on the growing momentum in the beer consumption in the Chinese Mainland.







本集團啤酒廠於二零零六年十二月三十一日的地區分佈
Geographical distribution of the Group's breweries as at 31 December 2006


2 黑龍江 Heilongjiang
2 吉林 Jilin
8 遼寧 Liaoning
1 北京 Beijing
1 天津 Tianjin
1 河北 Hebei
3 江蘇 Jiangsu
6 安徽 Anhui
4 湖北 Hubei
3 浙江 Zhejiang
1 福建 Fujian
1 廣東 Guangdong
1 西藏 Tibet
13 四川 Sichuan

啤酒廠總數 Total number of breweries : 47

過去三年啤酒銷量
Sales volume of beer over the last three years


6,000
5,000
4,000
3,000
2,000
1,000
0
'000千升
'000k liters
3,134
3,948
5,305
2004
2005
2006

過去三年「雪花」啤酒銷量
Sales volume of "SNOW" beer over the last three years


3,500
3,000
2,500
2,000
1,500
1,000
500
0
'000千升
'000k liters
1,074
1,583
3,037
2004
2005
2006

We carry
Freshness everyday!
同嚐珍饈百味



食品加工及經銷 Food Processing and Distribution

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	6,092	5,624	8%
應佔溢利	Attributable profit	435	414	5%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	703	630	12%
資本開支及新收購項目	Capital expenditure and new acquisitions	148	235	-37%



食品加工及經銷業務於二零零六年錄得營業額及應佔溢利分別為港幣6,092,000,000元及港幣435,000,000元，分別較二零零五年增加8.3%及5.1%。剔除於二零零五年因出售一間聯營公司而產生港幣59,000,000元的利潤後，二零零六年的應佔溢利較去年增加22.5%。

The food processing and distribution division reported turnover and attributable profit for 2006 of HK$6,092 million and HK$435 million respectively, representing an increase of 8.3% and 5.1% over 2005. Excluding a HK$59 million gain on disposal of an associated company in 2005, attributable profit of the division for 2006 increased by 22.5%.

食品經銷業務本年的盈利錄得顯著增長。市民日益關注食品安全及質量，以及加強銷售渠道建設，令「五豐」牌優質鮮肉持續獲得高度認同。持續豐富產品組合，增加新產品以滿足客戶需求，以及積極擴大凍肉及其他綜合食品的銷售及經銷網絡，均為業務增長帶來動力。

Foodstuff distribution operation reported a notable growth in profitability. In light of growing concerns over food safety and quality, together with determined efforts in distribution channel rationalization, the "Ng Fung" brand of high quality fresh meat continued to be highly appreciated. Ongoing enrichment in product mix, introduction of new products to meet customer demand trends, coupled with vigilant expansion of sales and distribution network for frozen meat and other assorted foodstuff distribution business also contributed to the business growth of the division.

儘管繼續受燃料價格屢創新高的影響，遠洋捕撈及水產品加工業務的營業額及應佔溢利均錄得增長。通過在海外市場實施有效的品牌及市場推廣策略，業務於回顧期間的銷量上升約2%。為了密切控制生產成本，定期的實地審察捕撈船隊的燃料耗用情況，以及推行節約成本措施，令業務盈利能力得以顯著改善。

Despite the record high fuel prices impacting on the profitability, the marine fishing and aquatic products processing operation reported satisfactory growth in turnover and attributable profit. For the year under review, sales volume rose by about 2% through effective branding and marketing in the overseas markets. Regular on-site monitoring of fishing fleet fuel utilization and cost saving measures were carried out to keep the production costs under control, leading to a substantial profitability improvement.

深圳業務於二零零六年錄得顯著的溢利貢獻增長，主要是通過積極拓展鮮肉銷售網絡和有效控制活豬採購、屠宰及鮮肉生產各方面的經營成本而取得。同時，通過系列化的宣傳及分銷網絡的擴展，肉制品加工業務亦錄得理想業績。「喜上喜」品牌被評為深圳市知名品牌。

The Shenzhen operation reported a marked growth in profit contribution in 2006, which was mainly achieved through proactive expansion of fresh meat sales network and effective operating cost control initiatives in pig sourcing, slaughtering and fresh meat production. The encouraging performance of its meat processing division was attributable to the effective launch of promotional campaigns and enhancement in distribution network. Its brand "喜上喜" was recognized as the well-known brand in Shenzhen.

上海肉類加工中心已於二零零五年年底開始營運，其屠宰量已提高，並於本年錄得溢利貢獻。業務推行有效的宣傳活動，令「五豐上食」品牌的認知度得到提升。專賣門店、超市賣場及社會團購客户等近1,000個銷售終端，已初步形成遍佈上海的銷售網絡。同時，業務透過嚴格控制採購成本、生產成本及銷售分銷管理費用，使盈利能力提升。

The Shanghai meat processing centre, which commenced operation at the end of 2005, has increased its slaughtering volume and reported profit contribution for the year under review. The effective launch of promotional activities has raised the popularity of its brand "五豐上食" in local market. Initial sales network was established in the Shanghai market with nearly 1,000 sales outlets, including group procurement customers and those in supermarkets and specialty shops. Stringent cost control initiative drove down costs in the course of procurement, production as well as selling and administration, which in turn increased profitability.

本集團透過輸出香港屠宰技術及管理經驗，將對深圳及上海業務在提高屠宰質量和管理水平、以及衛生標準等方面起到了重要的作用。

The Group's expertise in slaughtering techniques and management in Hong Kong will pose core competence in lifting the slaughtering quality and management level in light of hygiene awareness of both Shenzhen and Shanghai operations.

We create colourful style for better living!

增添繽紛色彩



紡織 Textile

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	4,453	4,291	4%
應佔溢利	Attributable profit	61	81	-25%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	346	343	1%
資本開支及新收購項目	Capital expenditure and new acquisitions	433	220	97%



紡織業務於二零零六年的營業額為港幣4,453,000,000元，較二零零五年上升3.8%，而應佔溢利為港幣61,000,000元，較二零零五年下跌24.7%。

營業額的增長，主要由於市場對高檔產品MAKO紗線及HOY尼龍絲，及FDY尼龍絲的殷切需求，帶動出口銷售上升，並且透過技術改造優化產品組合，令紗線的平均售價上升15.8%所致。由於將不同來源的棉花混合使用及逐步轉用進口棉花，降低了原材料生產成本。然而，兩間工廠因裁員而出現巨額的員工經濟補償、印染業務的表現持續遜色，以及自二零零六年七月起全國電費價格上調均削弱紡織業務的盈利能力。於二零零六年最後一季生效的有關紡織產品增值稅出口退稅率由13%下調至11%，增加了本業務的成本壓力，明年的盈利水平將會面臨考驗。

展望未來，顧及紡織品之發展趨勢持續轉變，本集團的焦點仍致力投放於生產高檔產品。若干生產設施按計劃於二零零七年進行技術改良，將進一步改善生產效率，長遠將帶動紡織業務的營業額及盈利能力的提升。

Turnover of the textile division for 2006 was HK$4,453 million, representing an increase of 3.8% over 2005. Attributable profit for 2006 amounted to HK$61 million, representing a decrease of 24.7% from 2005.

Turnover growth was mainly driven by a boost in export sales of high-end products, namely MAKO yarns and nylon HOY, and FDY yarns under robust market demand. Product mix enhancement, a result of technology upgrade, contributed to a 15.8% increase in average selling price of yarns. The more economic usage of cotton mix and the gradual shift in the use of imported cotton has reduced the raw material costs for production. However, a material worker's compensation incurred for workforce redundancies of two factories, the continuing underperformance of the dyeing business as well as the rising cost pressure from the increase in electricity price in July 2006, altogether lowered the profitability of the textile division for the year under review. The reduction of VAT refund on export of textile products from 13% to 11% effective in the last quarter of 2006 brought further cost pressure to the division and will pose a challenge to the profitability in the coming year.

Moving forward, in view of the continuous change in the trend of the textile market, our focus will be primarily on the production of high-end products. Scheduled technology upgrade of certain production facilities in 2007 will further improve the production efficiency and in turn will help drive the overall turnover and profitability of the division in the long run.

投資物業 Investment Property

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	349	299	17%
應佔溢利	Attributable profit	647	690	-6%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	783	814	-4%
資本開支及新收購項目	Capital expenditure and new acquisitions	165	354	-53%



投資物業業務主要包括零售店舖、辦公室和工業單位的物業租務。本業務於二零零六年錄得營業額為港幣349,000,000元，較二零零五年增加16.7%。二零零六年的應佔溢利為港幣647,000,000元。剔除約港幣432,000,000元的稅後估值盈餘及出售非核心投資物業溢利(二零零五年：約港幣508,000,000元)後，二零零六年的應佔溢利較去年增加18.1%。

The property division, which comprises rental property segments of retail, office and industrial premises, reported turnover for 2006 of HK$349 million, representing an increase of 16.7% over 2005. Attributable profit for 2006 amounted to HK$647 million. Excluding net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$432 million (2005: approximately HK$508 million), attributable profit of the division for 2006 increased by 18.1%.

零售店舖租務市場繼二零零五年下半年的整固後，於二零零六年內重拾升軌。經濟的進一步增長，本港家庭的消費支出增加，預期將令零售銷售受惠，並成為刺激零售店舖租金進一步上升的動力。

Retail rentals during 2006 regained its momentum after a period of market consolidation in the second half of 2005. Against expected further economic growth and increasing consumption expenditure of the local households, retail sales are expected to benefit and provide further growth impetus to retail rentals.

新訂及續訂租約的租金均錄得滿意升幅。本業務正好把握零售市道轉旺的機遇，位於灣仔軒尼詩道重新發展的多層式零售物業自二零零六年九月起已全部租出，並提供穩定的租金收入，令本集團名下零售物業組合的每平方呎實際租金錄得升幅，整體出租率亦取得滿意增長。

Satisfactory rental increases were attained for both new and renewed tenancies. Capitalizing on the favorable retail market opportunities, the newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai has been fully let out since September 2006 and made steady rental income contribution. This led to an overall increase in effective rent per square foot and satisfactory occupancy rates of the Group's retail properties portfolio.

位於江門的商場江門新の城，獲得本集團旗下超市成功進駐為主要租戶，已於二零零六年四月起營業。商場現時出租率約達82%，並在營業初期推行具體措施及推廣活動，務求帶來更多人流，刺激顧客消費。位於新會的購物商場現正進行翻修。兩個商場項目作為本業務進軍中國內地市場的試點，將帶來新的收入來源及開拓內地市場的寶貴經驗。

The mall 江門新の城 at Jiangmen, with our supermarket as its anchor tenant, commenced operation in April 2006 with its latest occupancy rate having reached about 82%. Specific measures and events were launched to further drive up rentals and shoppers flow during the initial stage of the operation. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

石油及相關產品經銷 Petroleum and Related Products Distribution

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年(重列) 2005 (Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	25,100	20,847	20%
應佔溢利	Attributable profit	1,002	624	61%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	1,273	961	32%


CRC

石油及相關產品經銷業務於二零零六年錄得的營業額及應佔溢利分別為港幣25,100,000,000元及港幣1,002,000,000元，分別較二零零五年增加20.4%及60.6%。剔除於二零零六年出售華潤石化控股有限公司100%股權的利潤，以及二零零五年出售若干非核心資產的利潤後，二零零六年的應佔溢利較二零零五年增加25.0%。

Turnover and attributable profit of the petroleum and related products distribution division for 2006 amounted to HK$25,100 million and HK$1,002 million respectively, representing an increase of 20.4% and 60.6% over 2005. Excluding a gain from the disposal of the 100% equity interest in China Resources Petrochems Holdings Limited in 2006 and the gains from the disposal of certain non-core assets in 2005, attributable profits for 2006 increased by 25.0% over 2005.

香港油站業務的業績轉虧為盈，主要有賴定價機制的價格調整時限自二零零六年三月起縮短所致。於回顧年內，油價的波動令石油經銷的毛利受到輕微影響。內地管道燃氣和化工品經銷業務的溢利貢獻改善亦為整體溢利的增長帶來貢獻。

Turnaround in profitability of filling stations operation in Hong Kong was primarily attributable to the reduced intermission of price-fixing mechanism effective from March 2006. Volatility in oil prices during the year under review had a slight impact on the gross margin of the petroleum distribution. The improved profit contribution from the piped gas and chemical operations in the Chinese Mainland also contributed to the increase in overall profitability.

依循本集團集中發展核心消費業務，本集團於年內出售其於內地的全部管道燃氣業務、化工品經銷業務及其他石油相關業務的股權。於二零零七年三月十四日，本集團簽訂框架協議，出售所持有華潤石化投資有限公司的100%股權。華潤石化投資有限公司為本集團所有香港石油產品經銷業務之控股公司，當中業務包括批發石油產品及經營油站。本集團預計在二零零七年四月中旬簽署有關正式協議。

Consistent with the Group's focus on the core consumer businesses, the Group disposed of its interests in the piped gas, chemicals distribution and other petroleum related businesses in the Chinese Mainland during the year. On 14 March 2007, the Group has entered into a framework agreement to dispose of its 100% equity interest in China Resources Petrochems Investments Limited, which is the holding company of all the Group's petroleum distribution business in Hong Kong, including the wholesaling of petroleum products and the operation of petrol stations. The formal agreement is expected to be signed in mid April, 2007.

投資及其他業務 Investments and Others

本業務於二零零六年的應佔溢利為港幣421,000,000元(二零零五年：港幣356,000,000元)。

Attributable profit for 2006 amounted to HK$421 million (2005: HK$356 million).



貨櫃碼頭

本集團擁有HIT Investments Limited和Hutchison Ports Yantian Investments Limited約10%權益。於二零零六年，香港及鹽田深水港業務的溢利表現維持穩定。

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance in 2006.

財務回顧 Financial Review

資金及融資

於二零零六年十二月三十一日，本集團的綜合現金及現金等值達港幣7,056,000,000元。本集團於二零零六年十二月三十一日的借貸為港幣8,837,000,000元，其中港幣4,997,000,000元須於一年內償還，港幣3,836,000,000元須於一年後但五年內償還，另港幣4,000,000元則須於五年後償還。於二零零六年十二月三十一日，本集團尚未動用之借貸備用額為港幣1,300,000,000元。所有借貸均以浮動息率計算。於二零零六年五月十五日，本集團內一家全資附屬公司與16間銀行簽署一份港幣3,000,000,000元，為期五年的循環信貸/有期銀團貸款備用額，年利率為香港銀行同業拆息加0.28%。有關款項用作一般資金用途及為贖回於二零零六年五月到期的230,000,000美元可換股擔保債券作再融資。

Capital and Funding

As at 31 December 2006, the Group's consolidated cash and cash equivalents amounted to HK$7,056 million. The Group's borrowings as at 31 December 2006 were HK$8,837 million with HK$4,997 million repayable within 1 year, HK$3,836 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2006 amounted to HK$1,300 million. All the borrowings were subject to floating rates. On 15 May 2006, a wholly-owned subsidiary of the Group, together with 16 other banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3 billion, interest bearing at 0.28% p.a. over HIBOR. The proceeds are for general corporate funding and the refinancing of the redemption of US$230 million convertible guaranteed bonds upon maturity in May 2006.

於二零零六年十二月三十一日，按借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約為7.1%(二零零五年十二月三十一日：14.3%)。本集團的借貸淨額的減少主要由於經營活動，特別是飲品業務的現金流入及收取行使購股權的現金代價。

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 7.1% as at 31 December 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from operating activities particularly the beverage business and the consideration received from exercise of share options.

本集團的主要資產、負債、收益及付款均以港幣、人民幣及美元結算。於二零零六年十二月三十一日，本集團現金存款結餘分別有22.2%

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 December 2006, 22.2% of the Group's cash deposit balances was held in Hong Kong dollars,

以港幣、36.7%以人民幣及40.0%以美元持有。本集團借貸中61.1%及26.2%分別以港幣及人民幣結算，12.6%則以美元為單位。此外，為減低匯兌及利率波動的風險，本集團已訂立若干遠期合約及利率調期合約，以對沖部份借貸風險。

36.7% in Renminbi and 40.0% in US dollars; whereas 61.1% of the Group's borrowings was denominated in Hong Kong dollars and 26.2% in Renminbi with 12.6% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

資產抵押

於二零零六年十二月三十一日，本集團已抵押賬面淨值為港幣153,000,000元(二零零五年十二月三十一日：港幣228,000,000元)的資產，以獲取總額為港幣214,000,000元(二零零五年十二月三十一日：港幣248,000,000元)的借貸。

Pledge of Assets

As at 31 December 2006, assets with a carrying value of HK$153 million (31 December 2005: HK$228 million) were pledged for total borrowings of HK$214 million (31 December 2005: pledged for total borrowings of HK$248 million).

或然負債

於二零零六年十二月三十一日，本集團並無任何重大或然負債。

Contingent Liabilities

The Group did not have any material contingent liabilities as at 31 December 2006.

僱員

於二零零六年十二月三十一日，除聯營公司以外，本集團聘用約113,000人，其中逾93%在中國內地僱用，其餘的主要駐守香港及海外。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以各種以現金或購股權支付之獎勵計劃。

Employees

As at 31 December 2006, the Group, excluding its associated companies, has a staff size of around 113,000, amongst which more than 93% were employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of jobs duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

承董事會命
董事總經理
陳樹林

香港，二零零七年四月四日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 4 April 2007

董事及高層管理人員之簡歷
Biographical Details of Directors and Senior Management

董事會成員

宋林先生，現年四十四歲
於二零零四年十二月獲委任為本集團主席。宋先生亦為華潤（集團）有限公司及中國華潤總公司之副董事長兼總經理，華潤電力控股有限公司及華潤置地有限公司之主席。宋先生同時是吉利汽車控股有限公司之獨立非執行董事。他也是萬科企業股份有限公司之副董事長，該公司為國內上市公司。宋先生擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。他持有中國上海同濟大學力學學士學位，於一九八五年加入華潤（集團）有限公司。

陳樹林先生，現年五十三歲
於一九九八年十二月獲委任為本集團執行董事，並於二零零五年三月獲委任為董事總經理。陳先生亦為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為五豐行有限公司及華潤萬家有限公司之董事長。陳先生在加入華潤（集團）有限公司前，曾於外經貿部（現為商務部）出任要職，並先後獲委任為中國駐澳州及新西蘭商務代表。他持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。

姜智宏先生，現年五十一歲
於一九九六年獲委任為本集團執行董事，並於二零零零年五月獲委任為副董事總經理。姜先生亦為HIT Investments Limited之董事。他畢業於香港理工學院（現為香港理工大學），為特許公認會計師公會之資深會員及香港會計師公會之會員。姜先生具超過二十年核數、會計及企業融資工作方面之經驗，現時掌管本集團財務及庫務、法律及企業秘書職能以及收購合併投資等活動。姜先生於一九九四年九月加入本集團。

王群先生，現年五十歲
於二零零零年一月獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。王先生為華潤（集團）有限公司及中國華潤總公司之董事。他亦為華潤雪花啤酒有限公司之執行董事，負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位，曾任職中國國家經濟委員會，並於一家以深圳為基地的綜合性企業擔任要職。王先生於一九九四年加入本集團。

劉百成先生，現年五十七歲
於一九九七年獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。劉先生畢業於香港浸會大學（前身為香港浸會書院），為特許公認會計師公會之資深會員及香港會計師公會之會員。他亦曾經擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生具有接近三十年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

BOARD OF DIRECTORS

Mr. **SONG LIN**, aged 44
was appointed Chairman of the Group in December 2004. He is concurrently Vice Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corporation, Chairman of China Resources Power Holdings Company Limited as well as China Resources Land Limited. Mr. Song is an Independent Non-Executive Director of Geely Automobile Holdings Limited. He is also the Deputy Chairman of China Vanke Co., Ltd., which is a listed company in China. Mr. Song has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited in 1985.

Mr. **CHEN SHULIN**, aged 53
has been an Executive Director of the Group since December 1998 and was appointed Managing Director in March 2005. He is also the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation as well as Chairman of Ng Fung Hong Limited and China Resources Vanguard Company Limited. Prior to joining China Resources (Holdings) Company Limited, Mr. Chen was a senior official with the MOFTEC (Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and MBA degree from Victoria University, New Zealand.

Mr. **KEUNG CHI WANG, RALPH**, aged 51
has been an Executive Director of the Group since 1996 and was appointed Deputy Managing Director in May 2000. He is also a Director of HIT Investments Limited. He graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. Mr. Keung oversees the Group's finance and treasury function, legal and secretarial function as well as corporate merger and acquisition and investment activities. Mr. Keung joined the Group in September 1994.

Mr. **WANG QUN**, aged 50
has been an Executive Director of the Group since January 2000 and was appointed Deputy Managing Director in March 2006. Mr. Wang is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. He is also an Executive Director of China Resources Snow Breweries Limited and is responsible for the entire operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate. Mr. Wang joined the Group in 1994.

Mr. **LAU PAK SHING**, aged 57
has been an Executive Director of the Group since 1997 and was appointed Deputy Managing Director in March 2006. He graduated from the Hong Kong Baptist University (formerly known as Hong Kong Baptist College) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. Mr. Lau has around 30 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses and he is currently in charge of the Group's Hong Kong property division and logistics business. Mr. Lau joined the Group in January 1994.

董事會成員

鄺文謙先生，現年四十二歲
於二零零二年二月加入本集團獲委任為執行董事，並於二零零六年三月獲委任為副董事總經理。鄺先生分別擁有香港大學理學士學位及香港中文大學工商管理碩士學位，為澳洲會計師公會及香港會計師公會之資深會員，亦為香港証券學院之會員。鄺先生從事企業策劃、證券研究、商人銀行及財務分析之工作多年。他現掌管集團之企業策劃及發展，負責推廣投資者關係、提升企業管治水平及參與合併和收購活動。

BOARD OF DIRECTORS

Mr. **KWONG MAN HIM**, aged 42
joined the Group as an Executive Director in February 2002 and was appointed Deputy Managing Director in March 2006. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute. Mr. Kwong has extensive experience in corporate planning, equity research, merchant banking and financial analysis. He is in charge of the Group's corporate planning and development. He also manages investor relations, promotes corporate governance and participates in merger and acquisition activities.

非執行董事

喬世波先生，現年五十二歲
於二零零一年七月獲委任為本集團執行董事，並於同年十一月獲委任為本集團副董事總經理，直至二零零六年三月再獲委派為非執行董事。喬先生亦為華潤(集團)有限公司及中國華潤總公司之董事副總經理，並負責中國華源集團有限公司的經營管理和戰略重組工作。他持有中國吉林大學中文系學士學位。

閻飈先生，現年四十五歲
於一九九四年獲委任為本集團執行董事，在二零零六年三月再獲委派為非執行董事前為集團副董事總經理。閻先生為華潤(集團)有限公司及中國華潤總公司之董事，並為華潤集團總法律顧問。閻先生亦為華潤置地有限公司之非執行董事。閻先生現時負責中國華源集團有限公司的經營管理和戰略重組工作。他持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

蔣偉先生，現年四十四歲
於一九九五年獲委任為本集團董事。現任華潤(集團)有限公司及中國華潤總公司之董事財務總監。蔣先生同時擔任華潤電力控股有限公司、華潤置地有限公司、華潤勵致有限公司、中國資本(控股)有限公司之非執行董事及綠城中國控股有限公司之獨立非執行董事。他也是萬科企業股份有限公司之董事，該公司為國內上市公司。蔣先生持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。

NON-EXECUTIVE DIRECTORS

Mr. **QIAO SHIBO**, aged 52
was appointed Executive Director of the Group in July 2001 and had been a Deputy Managing Director since November 2001 until his re-designation as a Non-Executive Director in March 2006. He is also the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation, and is responsible for the operational management and strategic restructuring of China Worldbest Group Co., Ltd. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.

Mr. **YAN BIAO**, aged 45
was appointed Executive Director of the Group in 1994 and was a Deputy Managing Director before his re-designation as a Non-Executive Director in March 2006. Mr. Yan is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation and is the Director of Legal Affairs of the China Resources Group. He is also a Non-Executive Director of China Resources Land Limited. Mr. Yan is currently responsible for the operational management and strategic restructuring of China Worldbest Group Co., Ltd. He has a Bachelor of Laws degree from the Peking University, China and an MBA degree from the University of San Francisco, USA.

Mr. **JIANG WEI**, aged 44
has been a Director of the Group since 1995. He is currently the Director and Chief Financial Officer of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Jiang is a Non-Executive Director of China Resources Power Holdings Company Limited, China Resources Land Limited, China Resources Logic Limited, China Assets (Holdings) Limited and also an Independent Non-Executive Director of Greentown China Holdings Limited. He is also a Director of China Vanke Co., Ltd., which is a listed company in China. Mr. Jiang obtained both his Bachelor's degree in International Trade and Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China.

非執行董事

NON-EXECUTIVE DIRECTORS

王帥廷先生，現年五十一歲
於二零零六年三月獲委任為本集團董事。王先生為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為華潤紡織（集團）有限公司之董事長及華潤電力控股有限公司之執行董事、董事會副主席兼總裁。王先生在中國電力工業的經驗豐富。加入華潤（集團）有限公司之前，他從一九八五年至一九八七年在江蘇省政府辦公廳工作，其後擔任徐州市政府辦公廳工業主管及政府副秘書長。王先生持有中歐國際工商管理學院工商管理碩士學位。

Mr. **WANG SHUAITING**, aged 51
was appointed Director of the Group in March 2006. He is the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Wang is currently the Chairman of China Resources Textiles (Holdings) Company Limited. He is also an Executive Director, Vice Chairman and Chief Executive Officer of China Resources Power Holdings Company Limited. Mr. Wang has extensive experience in the electricity industry in the PRC. Prior to joining China Resources (Holdings) Company Limited, he worked for the General Office of the Government of Jiangsu Province from 1985 to 1987 and was subsequently the Head of the Industrial Office as well as the Deputy Secretary-General of the Government of Xuzhou City. Mr. Wang holds an EMBA degree in business administration from China Europe International Business School.

謝勝喜先生，現年四十五歲
於二零零一年八月獲委任為本集團董事。謝先生為華潤置地有限公司之非執行董事。他同時是山東東阿阿膠股份有限公司之董事，該公司為國內上市公司。謝先生持有中國山西財經大學經濟學學士學位及國立南澳洲大學工商管理碩士學位。 他擁有中國會計師專業資格及多年會計和內部監制管理經驗。

Mr. **XIE SHENGXI**, aged 45
has been a Director of the Group since August 2001. Mr. Xie is a Non-Executive Director of China Resources Land Limited. He is also a Director of Shan Dong Dong-E E-Jiao Co., Ltd., which is a listed company in China. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics, an MBA degree from the University of South Australia. He is also a qualified accountant in China with extensive experience in the field of internal audit and financial management.

獨立非執行董事

INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬博士（銅紫荊星章、英帝國成員勳章、太平紳士、澳洲會計師公會資深會員），現年八十五歲
於一九七三年獲委任為本集團董事。陳博士在香港從事會計業五十九年，為離岸石油科技博士、中國法律博士及海底科技協會名譽院士。他也是香港中文大學聯合書院之校董及香港樹仁大學之校董兼研究教授。陳博士亦曾任九龍證券交易所主席、香港證券交易所有限公司之創立董事，並曾為前香港證券交易所聯會三屆主席。

Dr. **CHAN PO FUN, PETER** (BBS, MBE, JP, FCPA(Aust)), aged 85
has been a Director of the Group since 1973. He practiced accountancy in Hong Kong for 59 years. He has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology. Dr. Chan is a trustee of the Hong Kong Shue Yan University (also as its Research Professor) and the United College of Chinese University of Hong Kong. He was the Chairman of The Kowloon Stock Exchange, a founding Director of The Hong Kong Stock Exchange Limited and has served three terms as the Chairman of the former Hong Kong Federation of Stock Exchanges.

黃大寧先生，現年五十三歲
於一九八八年獲委任為本集團董事。他亦為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

Mr. **HOUANG TAI NINH**, aged 53
has been a Director for the Group since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire, United Kingdom.

獨立非執行董事

李家祥博士（執業資深會計師、金紫荊星章、英帝國官佐勳章、太平紳士），現年五十三歲
於二零零三年三月獲委任為本集團董事。李博士為李湯陳會計師事務所首席會計師及中國人民政治協商會議第十屆全國委員會委員，並曾出任香港特別行政區立法會議員。他亦兼任多家上市公司之董事，包括新鴻基地產發展有限公司、恒生銀行有限公司、數碼通電訊集團有限公司、載通國際控股有限公司、王氏國際（集團）有限公司、中國航空技術國際控股有限公司、路訊通控股有限公司、中化化肥控股有限公司、美維控股有限公司、交通銀行股份有限公司。

鄭慕智先生（金紫荊星章、英帝國官佐勳章、太平紳士），現年五十七歲
於二零零五年十一月獲委任為本集團董事。鄭先生為胡百全律師事務所首席合夥人，擁有在香港、英國、澳洲及新加坡的律師資格。目前為香港交易及結算所有限公司董事，亦曾在一九九一年至一九九五年出任前立法會議員。鄭先生現時亦是香港董事學會榮譽會長兼創會主席，並身兼多家上市公司之董事職務，包括：北京首都國際機場股份有限公司、中國遠洋控股股份有限公司、中國移動有限公司、城市電訊（香港）有限公司、粵海投資有限公司、銀河娛樂集團有限公司（前身為嘉華建材有限公司）、開達集團有限公司、廖創興企業有限公司、瑞安建業有限公司以及天安中國投資有限公司。

陳智思議員（金紫荊星章、太平紳士），現年四十二歲
於二零零六年十一月獲委任為本集團董事。陳先生為亞洲金融集團（控股）有限公司及亞洲保險有限公司之執行董事兼總裁，同時出任泰國盤谷銀行香港分行顧問。除了在商界的職務外，陳先生亦為香港特別行政區立法會內代表保險界功能界別的議員，並兼任行政會議非官守議員。此外，陳先生也身兼多家上市公司之董事職務，包括：震雄集團有限公司、City e-Solutions Limited、新澤控股有限公司、建滔積層板控股有限公司及有利集團有限公司。

蕭炯柱先生（金紫荊星章、英帝國司令勳章、太平紳士），現年六十一歲
於二零零六年十一月獲委任為本集團董事。蕭先生於政府服務逾三十六年後在二零零二年正式退休，期間在一九九三年晉升至布政司署司級政務官後，獲委任於多個政府部門擔當重要職務，歷年來曾出任經濟司、運輸司、中央政策組首席顧問以至退休前擔任規劃環境地政局局長。蕭先生現時為載通國際控股有限公司及其屬下兩家附屬公司和工商東亞金融控股有限公司之獨立非執行董事。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. **LI KA CHEUNG, ERIC** (FCPA(Practising), GBS, OBE, JP), aged 53
has been a Director of the Group since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), member of the Tenth National Committee of the Chinese People's Political Consultative Conference and former member of the Legislative Council of the Hong Kong SAR. He holds directorship in a number of listed companies including Sun Hung Kai Properties Limited, Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, Transport International Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, RoadShow Holdings Limited, Sinofert Holdings Limited, Meadville Holdings Limited, Bank of Communications Co., Ltd.

Mr. **CHENG MO CHI** (GBS, OBE, JP), aged 57
has been a Director of the Group since November 2005. He qualified as a solicitor in Hong Kong, United Kingdom, Victoria Australia and Singapore and is the Senior Partner of Messrs. P.C. Woo & Co., a firm of solicitors. He is currently Director of Hong Kong Exchanges and Clearing Limited and had served as a member of the Legislative Council from 1991 to 1995. Mr. Cheng is the Hon. President and Founding Chairman of the Hong Kong Institute of Directors. Presently, he holds directorship in a number of listed companies in Hong Kong, including Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited as well as Tian An China Investments Company Limited.

The Hon. **BERNARD CHARNWUT CHAN** (GBS, JP), aged 42
was appointed a Director of the Group in November 2006. He is the Executive Director and President of Asia Financial Holdings Limited and Asia Insurance Company Limited. He also acts as an Advisor of Bangkok Bank Public Company Limited, Hong Kong Branch. Apart from the roles in the business community, Mr. Chan also serves as a member of the Legislative Council representing the insurance industry and a non-official member of the Executive Council of the Hong Kong SAR. In addition, Mr. Chan holds directorship in a number of listed companies in Hong Kong, including Chen Hsong Holdings Limited, City e-Solutions Limited, New Heritage Holdings Limited, Kingboard Laminates Holdings Limited and Yau Lee Holdings Limited.

Mr. **SIU KWING CHUE, GORDON** (GBS, CBE, JP), aged 61
was appointed a Director of the Group in November 2006. He had been a government official for over 36 years before his retirement from the civil service in 2002. Mr. Siu rose to the rank of Secretary, Government Secretariat in 1993 and served a number of high-ranking government positions, namely the Secretary for Economic Services, Secretary for Transport, Head of Central Policy Unit and eventually retired from his last posting as Secretary for Planning, Environment & Lands. Mr. Siu now serves as an Independent Non-Executive Director of Transport International Holdings Limited and two of its subsidiaries, as well as ICEA Finance Holdings Limited.

高層管理人員

SENIOR MANAGEMENT

副總經理

劉健成先生，現年五十一歲
於二零零六年三月獲委任為本集團副總經理，主管集團內審部工作。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為新西蘭特許會計師、澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

朱丹先生，現年四十五歲
於二零零六年三月獲委任為本集團副總經理。他在二零零一年七月已獲委任為華潤石化(集團)有限公司之董事總經理。朱先生持有中國對外經濟貿易大學經濟學學士學位，主修外貿經濟。他擁有二十餘年石油及相關產品的貿易分銷和企業管理方面的經驗。他於一九八四年加入華潤石化(集團)有限公司，曾任華潤石油有限公司及華潤化工有限公司之總經理。

企業及營運管理層

陳朗先生，現年四十一歲
現任華潤萬家有限公司之副主席兼首席執行官、蘇果超市有限公司之董事長。陳先生亦為華潤(集團)有限公司及中國華潤總公司之董事。他持有中國安徽大學經濟學學士學位以及美國舊金山大學工商管理碩士學位。他於一九八九年加入華潤(集團)有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此之前，亦曾擔任華潤投資開發有限公司之董事長兼總經理，負責華潤(集團)有限公司在加拿大及泰國多個重要的投資項目。

張小綾小姐，現年四十四歲
為本集團財務總監。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。她分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。她在加入本集團前曾任職於一家國際會計師行逾十三年。張小姐於二零零一年一月加入本集團。

Vice Presidents

Mr. **LAU KIN SHING, CHARLES**, aged 51
was appointed Vice President of the Group in March 2006. He heads the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a chartered accountant, New Zealand, Australian FCPA, a Canadian certified general accountant and U.S. certified internal auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

Mr. **ZHU DAN**, aged 45
was appointed Vice President of the Group in March 2006. He is also the President of China Resources Petrochems (Group) Company Limited since July 2001. He holds a Bachelor of Economics degree from the University of International Business and Economics, China and has more than 20 years of corporate management experience in the area of petroleum and related products trading and distribution. Mr. Zhu joined China Resources Petrochems (Group) Company Limited since 1984 and was previously the General Manager of China Resources Petroleum Company Limited and China Resources Chemicals Company Limited.

Corporate & Operational Management

Mr. **CHEN LANG**, aged 41
is currently the Vice Chairman and Chief Executive Officer of China Resources Vanguard Company Limited and the Chairman of Suguo Supermarket Company Limited. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration degree from the University of San Francisco, USA. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was previously the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the Chairman and General Manager of China Resources Development and Investment Company Limited and was in charge of a number of substantial investments in Canada and Thailand of China Resources (Holdings) Company Limited.

Miss **CHEUNG SIU LING**, aged 44
is the Group Financial Controller. She holds a Master of Business Administration degree from the University of Newcastle, United Kingdom. Miss Cheung is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants and the Certified General Accountants Association of Canada. She worked for an international accounting firm for over 13 years. Miss Cheung joined the Group in January 2001.

高層管理人員

SENIOR MANAGEMENT

郭晉清女士，現年四十一歲

於二零零一年獲委任為五豐行有限公司之董事總經理。她於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。她於貿易及企業管理方面已累積多年豐富經驗。

Ms. **GUO JINQING**, aged 41

has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor of Economic degree from the University of International Business and Economics, China and a Master of Business Administration degree from Murdoch University, Australia. She has substantial experience in trading and corporate management.

許亮清小姐，現年三十九歲

為本集團首席法律顧問，主管集團法律及公司秘書部。許小姐持英國倫敦大學英皇書院法律學士學位，並於香港以及英格蘭及威爾斯持有律師執業資格。許小姐於加入本集團前，曾任職律師行及一間上市公司，於企業及商業法律、條例監管及公司秘書方面累積多年經驗。她於二零零六年十月加入本集團。

Miss **HUI LEUNG CHING, PATRICIA**, aged 39

is the Head Legal Advisor overseeing the Group's Legal and Secretarial Department. Miss Hui holds a Bachelor of Laws degree from King's College, University of London, and is qualified to practice law in Hong Kong as well as England and Wales. Prior to joining the Group, Miss Hui has worked in private practice and with a listed company and has substantial experience in corporate and commercial legal work, regulatory compliance and company secretarial matters. She joined the Group in October 2006.

石善博先生，現年四十一歲

於二零零六年獲委任為華潤紡織(集團)有限公司之董事總經理。石先生持有中國東北財經大學經濟學碩士學位，於一九九一年加入華潤(集團)有限公司，並於二零零三年六月開始出任華潤水泥控股有限公司副主席兼總經理。他擁有十多年企業財務、人力資源管理及策略制訂經驗。

Mr. **SHI SHANBO**, aged 41

was appointed Managing Director of China Resources Textiles (Holdings) Company Limited in 2006. Mr. Shi holds a Master's degree in Economics from Dongbei University of Finance and Economics, China. He joined China Resources (Holdings) Company Limited in 1991 and has been the Vice Chairman and General Manager of China Resources Cement Holdings Limited since June 2003. He has over a decade of experience in corporate finance, human resources management and strategic planning.

唐旭東先生，現年四十七歲

為華潤零售(集團)有限公司之總經理，亦為Tactical Solutions Incorporated(TSI)之首席執行官。TSI乃本集團與思捷環球控股有限公司成立之合營公司，以分銷服裝、時裝配飾及化妝品為主。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。他在加入本集團前曾任職於中信集團。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

Mr. **TANG XU DONG**, aged 47

is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of Tactical Solutions Incorporated, a joint venture between the Group and Esprit Holdings Limited, specialising in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University, China and a Master of Economics degree from the People's University of China. Prior to joining the Group, Mr. Tang worked for the CITIC Group. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November 1997.

企業管治報告
Corporate Governance Report

本公司堅信，良好穩固的企業管治架構是確保其成功增長和提升股東價值的重要基礎。本公司致力達致和保持高水平的企業管治，所採納的企業管治原則，強調優質的董事會、向所有利益群體負責、開放溝通和公平披露。

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the successful growth of the Company and the enhancement of shareholders' value. The Company is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasising a quality board, accountability to all stakeholders, open communication and fair disclosure.

企業管治常規守則

二零零五年四月八日，本公司採納「企業管治常規手冊」(以下簡稱「企業管治手冊」)，其內容差不多包括香港聯合交易所有限公司證券上市規則(以下簡稱「上市規則」)附錄14所載「企業管治常規守則」(以下簡稱「企業管治守則」)所有守則條文，包括守則條文的實施細則以及若干適用的建議最佳常規。企業管治手冊在本集團的網站可供下載，亦可向公司秘書索取。

截至二零零六年十二月三十一日止年度內，除以下簡述偏離守則條文第A.4.1條及第E.1.2條事項外，本公司已遵守企業管治守則內的所有守則條文。本公司在企業管治實行上若干方面已超越上市規則及企業管治守則的要求。

在本公司年報內刊載本企業管治報告，一方面為回應上市規則的要求；另一方面為向股東披露，本公司於報告年度內的企業管治常規及其發展，並邀請股東發表意見。

Code on Corporate Governance Practices

On 8 April 2005, the Company adopted the Corporate Governance Practice Manual ("CG Manual"). The CG Manual incorporates almost all the Code Provisions of the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and includes the implementation details for the Code Provisions and, where appropriate, the Recommended Best Practices. The CG Manual can be downloaded from our website and copies are available on request to the Company Secretary.

The Company has complied with all the Code Provisions in the CG Code throughout the year ended 31 December 2006, with deviations from Code Provisions A.4.1 and E.1.2 of the CG Code as summarised below. The Company has also exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices.

In addition to meeting the requirements of the Listing Rules, the inclusion of the Corporate Governance Report in this Annual Report is intended to keep our shareholders abreast of the corporate governance practices of the Company and their development throughout the reporting year and to invite our shareholders' views thereon.

董事會

董事會代表股東管理本公司事務。董事認為，為股東創造增值以及本著審慎及忠誠行事，乃董事的責任。

提交董事會議決的主要事項包括：

1. 本集團營運策略方針；
2. 有關本公司主要業務及財政目標的政策制定；
3. 監督管理層的表現；
4. 批准本集團重大收購、投資、出售、資產處置或任何重大資本開支；
5. 確保實施審慎有效的內部監控系統；
6. 審議本公司財務表現與業績；及
7. 向本公司股東作出末期股息建議及宣派任何中期股息。

The Board

The Board represents shareholders in managing the Company's affairs. The Directors recognise their responsibilities to enhance shareholder value and to conduct themselves in accordance with their duty of care and loyalty.

The major issues which are brought before the Board for their decisions include:

1. Direction of the operational strategies of the Group;
2. Setting the policies relating to key business and financial objectives of the Company;
3. Monitoring the performance of the management;
4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;
5. Ensuring a prudent and effective internal control system;
6. Review of the financial performance and results of the Company; and
7. Recommendation to shareholders of the Company on final dividend and the declaration of any interim dividends.

董事負責監督各財政週期賬目的編製，此等賬目應真實及公平地反映本集團於該期間的業務狀況、業績及現金流量。自二零零二年十一月起，本集團已經開始公佈季度財務概要及業務回顧，以便股東評估本集團的業務與表現。財務報表的編製與呈列方式，應有助於對本集團的財政狀況作出清晰均衡的評估。有關本集團各業務單位之財政狀況與前景的定期管理報告由執行委員會審議，以讓董事會在掌握實際情況之下對本公司的業務表現作出評估。

截至二零零六年十二月三十一日止財政年度，董事會成員變動如下：

(1) 喬世波先生及閻飈先生於二零零六年三月十日調任為非執行董事。
(2) 王群先生、劉百成先生及鄺文謙先生於二零零六年三月十日獲委任為副董事總經理。
(3) 王帥廷先生於二零零六年三月十日獲委任為非執行董事。
(4) 陳智思議員及蕭炯柱先生於二零零六年十一月三十日獲委任為獨立非執行董事。

於本報告日，董事會共有17名董事，其中包括主席、董事總經理、四名副董事總經理、五名非執行董事及六名獨立非執行董事。董事簡歷載於本年報第44至47頁及本公司網頁。董事會成員之間如有任何關係(包括財務、業務、家族或其他重大或相關的關係)均已披露。主席與董事總經理之間並無上述之關係。

遵照上市規則的規定，本公司已獲每一位獨立非執行董事發出確認書，確認其獨立於本公司。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。

我們十分重視獨立非執行董事的經驗與意見，並以此作為集團業務方向的有效指引。本公司於二零零五年十一月委任鄭慕智先生為本公司第四名獨立非執行董事，已超出上市規則規定至少須委任三名獨立非執行董事的最低要求。二零零六年十一月，本公司進一步委任第五位及第六位獨立非執行董事，分別為陳智思議員

The Directors are responsible for the preparation of the accounts of each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review. The financial statements are prepared and presented to enable a clear and balanced assessment of the financial position of the Group. Regular management reports on the financial position and prospects of each business unit of the Group are reviewed by the Executive Committee to enable the Board to make an informed assessment of the performance of the Company.

In the financial year ended 31 December 2006, there were the following changes to the membership of the Board:

(1) Mr. Qiao Shibo and Mr. Yan Biao were re-designated as Non-Executive Directors on 10 March 2006.
(2) Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him were appointed as Deputy Managing Directors on 10 March 2006.
(3) Mr. Wang Shuaiting was appointed as Non-Executive Director on 10 March 2006.
(4) The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon were appointed as Independent Non-Executive Directors on 30 November 2006.

As at the date of this Report, the Board comprises 17 Directors, including the Chairman, the Managing Director, four Deputy Managing Directors, five Non-Executive Directors and six Independent Non-Executive Directors. The biographical details of the Directors are set out on pages 44 to 47 of this Annual Report and can also be found on our website. The relationships (including financial, business, family or other material or relevant relationships) if any, among members of the Board are disclosed. There is no such relationship as between the Chairman and the Managing Director.

Pursuant to the requirements of the Listing Rules, the Company has received written confirmation from each of the Independent Non-Executive Directors confirming his independence from the Company, and considers all of the Independent Non-Executive Directors to be independent.

The experience and views of our Independent Non-Executive Directors are held in high regard and contribute to the effective direction of the Group. The Company exceeded the minimum requirements under the Listing Rules relating to the appointment of at least three Independent Non-Executive Directors with the appointment of its fourth Independent Non-Executive Director, Mr. Cheng Mo Chi, in November 2005 and the fifth and sixth Independent Non-Executive Directors, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon,

和蕭炯柱先生。我們的獨立非執行董事之中，具備適當會計資格的有兩位，亦超過上市規則的規定。於委任陳智思議員和蕭炯柱先生之後，本公司已達致獨立非執行董事人數佔董事會成員總數至少三分之一的長遠目標。

both in November 2006. Two of our Independent Non-Executive Directors have appropriate accounting qualifications, which also exceeds the requirement of the Listing Rules. With the appointment of The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon, the Company has achieved its long term goal of maintaining the proportion of its Independent Non-Executive Directors to at least one third of the total members of the Board.

本公司已為新任董事設計一套特為其入職而設的就任須知，亦為董事提供持續發展及信息，方便他們掌握本集團業務及營運的最新發展。

The Company has put in place a tailored induction programme for its newly appointed directors. Continuing development and information are provided to the Directors to keep them abreast of the latest developments involving the Group's businesses and operations.

本公司不時對董事會的結構、人數及組成作出檢討，確保董事會廣納才俊，在各類技能和專業之間取得平衡，能配合本公司業務所需。董事的委任先交提名委員會考慮，再由提名委員會向全體董事會提交建議，以作決定。

The structure, size and composition of the Board are reviewed from time to time to ensure that the Board has a balanced composition of skills and expertise appropriate for the requirements of the businesses of the Company. Appointments are first considered by the Nomination Committee. The recommendations of the Nomination Committee are then put to the full Board for decision.

所有董事（包括執行董事及非執行董事）均沒有固定任期。董事會認為，董事會的組成應具有充分的靈活性，方能配合本集團的需要，因此不宜指定董事任期。所有董事均須在緊隨其獲得委任後的股東周年大會上經本公司股東重選，並須最少每三年一次輪席退任。本公司組織章程細則規定，每年需有三分之一的董事（包括執行董事及非執行董事）退任。每年退任的董事，必須為董事會於年內委任的董事，以及自獲選或重選以來在任最長的董事。退任董事可重選連任。

All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office and would like to retain sufficient flexibility to organise the composition of the Board to serve the needs of the Group. All Directors are subject to re-election by shareholders of the Company at the annual general meeting following their appointment and at least every three years on a rotation basis. The Articles of Association of the Company require that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year. The Directors who are required to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

主席及董事總經理的職位分別由宋林先生及陳樹林先生擔任。劃分主席及董事總經理的職務可確保主席管理董事會的責任與董事總經理管理本公司業務的責任得到清晰的區分。主席及董事總經理各自的職責已分別詳載在企業管治手冊中。

The positions of the Chairman and the Managing Director are held separately by Mr. Song Lin and Mr. Chen Shulin respectively. The segregation of duties of the Chairman and the Managing Director ensures a clear distinction in the Chairman's responsibility to manage the Board and the Managing Director's responsibility to manage the Company's business. The respective responsibilities of the Chairman and the Managing Director are more fully set out in the CG Manual.

宋林先生由於另有公務，在二零零六年六月二日身在外地，因此未能出席本公司在當日舉行的股東周年大會。惟當天本公司的董事總經理以及審核委員會、薪酬委員會和提名委員會的主席或最少一位來自各委員會的成員均有出席，確保與本公司的股東保持有效的溝通。

Due to an overseas engagement, Mr. Song Lin was not in Hong Kong on 2 June 2006 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the Audit Committee, Compensation Committee and Nomination Committee attended the annual general meeting to ensure effective communication with the shareholders of the Company.

董事會每年最少召開四次定期會議（大約每季召開一次），審議本集團的財務表現。除定期

The Board meets regularly and at least four times a year at approximately quarterly intervals to review the financial performance of the Group. Between

會議外，董事會也會召開其他會議，以商討及考慮重大議題（不論上市規則有否規定）及其他需要董事會作出決定的事宜。有關董事會的定期會議，董事均在14天前接獲書面的會議通知，及於會議日期前至少三天獲發送會議議程及相關會議文件。有關召開其他會議，亦視乎情況給予合理的通知期。此外，董事隨時可於其認為需要時索取有關本集團資料和獨立專業意見。

these regular meetings, the Board meets to discuss and consider major issues (whether or not required by the Listing Rules) and also on other occasions when board decisions are required. With respect to regular meetings of the Board, Directors receive at least 14 days prior written notice of the meeting and an agenda with supporting Board papers no less than three days prior to the meeting. With respect to other meetings called, Directors are given as much notice as is reasonable and practicable in the circumstances. The Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

董事會於二零零六年共召開13次會議。董事於二零零六年出席董事會會議及主要委員會會議的詳情載於下表：

The Board met on 13 occasions during 2006. The attendance of the Directors at Board meetings and principal Board committee meetings held in 2006 is set out in the table below:

		董事會 Board		審核委員會 Audit Committee	薪酬委員會 Compensation Committee	執行委員會 Executive Committee	財務委員會 Finance Committee	提名委員會 Nomination Committee
		R	S					
非執行董事 Non-Executive Directors								
喬世波先生(1)	Mr. Qiao Shibo(1)					1		
閻飈先生(1)	Mr. Yan Biao(1)	2			1	1		
蔣偉先生	Mr. Jiang Wei	1	1			1		
王帥廷先生(2)	Mr. Wang Shuaiting(2)	1				2		
謝勝喜先生	Mr. Xie Shengxi		1			1		
獨立非執行董事 Independent Non-Executive Directors								
陳普芬博士	Dr. Chan Po Fun, Peter	4	8	4	3			2
黃大寧先生	Mr. Houang Tai Ninh	4	7	4	3			2
李家祥博士	Dr. Li Ka Cheung, Eric	2	7	4	1			1
鄭慕智先生	Mr. Cheng Mo Chi	3	2	2				
陳智思議員(3)	The Hon. Bernard Charnwut Chan(3)		1					
蕭炯柱先生(3)	Mr. Siu Kwing Chue, Gordon(3)		1					
執行董事 Executive Directors								
宋林先生	Mr. Song Lin	2	1			1	19	
陳樹林先生	Mr. Chen Shulin	4	4		1	11	24	1
姜智宏先生	Mr. Keung Chi Wang, Ralph	4	8		2	10	24	1
王群先生(4)	Mr. Wang Qun(4)	1	1			9	18	
劉百成先生(4)	Mr. Lau Pak Shing(4)	3	3			9	18	
鄺文謙先生(4)	Mr. Kwong Man Him(4)	4	8			11		1
二零零六年度的開會次數 Total no. of meetings held in 2006:		**13**		**4**	**3**	**11**	**24(5)**	**2**

附註：
Notes
R: 定期會議 Regular Meeting
S: 特別會議 Special Meeting

(1) 喬世波先生和閻飈先生於二零零六年三月十日調任為非執行董事。
Mr. Qiao Shibo and Mr. Yan Biao were re-designated as Non-Executive Directors on 10 March 2006.
(2) 王帥廷先生於二零零六年三月十日獲委任為非執行董事。
Mr. Wang Shuaiting was appointed as Non-Executive Director on 10 March 2006.
(3) 陳智思議員和蕭炯柱先生於二零零六年十一月三十日獲委任為獨立非執行董事。
The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon were appointed as Independent Non-Executive Directors on 30 November 2006.
(4) 王群先生、劉百成先生和鄺文謙先生於二零零六年三月十日獲委任為副董事總經理。
Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him were appointed as Deputy Managing Directors on 10 March 2006.
(5) 其中十八次財務委員會決議用書面決議形式通過。
There were 18 times where the resolutions were passed by the Finance Committee by way of written resolutions.

董事會授權

雖然董事會於任何時間均須肩負指引及監察本公司的責任，但亦可按如下方式將若干責任下放：

(a) 委員會 — 董事會成立了不同性質的委員會司職本公司若干特定職能。主要的委員會包括執行委員會、財務委員會、審核委員會、提名委員會及薪酬委員會。列明執行委員會、審核委員會、提名委員會及薪酬委員會各自的職責、功能及組成的職權範圍均已詳載於企業管治手冊中，亦已上載本公司的網站，以供查閱；

(b) 董事總經理 — 本公司業務的日常管理工作交由董事總經理處理，而董事總經理則須向董事會負責；及

(c) 高層管理人員 — 若干涉及企業及營運管理的工作在董事會明確界定權責下交由本公司的高層管理人員負責。

提名委員會

於二零零六年十二月三十一日，提名委員會成員包括三名獨立非執行董事（即黃大寧先生（主席）、陳普芬博士及李家祥博士）及一位非執行董事（閻飈先生）。提名委員會的職責包括檢討董事會的結構、人數及組成，並在完成檢討後作出建議，以及評估候選董事的資歷和是否適合任職。提名委員會的建議將提交董事會考慮及視乎情況予以採納。列明提名委員會職責及工作程序的職權範圍已上載於本公司網站，以供查閱。

截至二零零六年十二月三十一日止年度，提名委員會曾召開兩次會議。提名委員會的工作包括向董事會作出下列建議：

- 喬世波先生及閻飈先生調任為非執行董事；
- 王群先生、劉百成先生及鄺文謙先生獲委任為副董事總經理；
- 王帥廷先生獲委任為非執行董事；
- 劉健成先生及朱丹先生獲委任為副總經理；
- 陳智思議員獲委任為獨立非執行董事；及
- 蕭炯柱先生獲委任為獨立非執行董事。

Delegation by the Board

While the Board retains at all times full responsibility for guiding and monitoring the Company, certain responsibilities of the Board are delegated as follows:

(a) Committees — various committees have been established by the Board to administer certain specified functions of the Company's affairs. The main committees include: the Executive Committee, the Finance Committee, the Audit Committee, the Nomination Committee and the Compensation Committee. The terms of reference of the Executive Committee, the Audit Committee, the Nomination Committee and the Compensation Committee which set out, among other things, the duties, functions and composition of these committees are set out in the CG Manual and available on the Company's website;

(b) Managing Director — the day-to-day management of the Company's business is delegated to the Managing Director who is accountable to the Board; and

(c) Senior Management — certain responsibilities of corporate and operating management are delegated to senior management of the Company within the parameters as specified by the Board.

Nomination Committee

As at 31 December 2006, the Nomination Committee comprised three Independent Non-Executive Directors, namely Mr. Houang Tai Ninh (chairman), Dr. Chan Po Fun, Peter and Dr. Li Ka Cheung, Eric, and one Non-Executive Director, Mr. Yan Biao. The duties of the Nomination Committee include reviewing the structure, size and composition of the Board and to make recommendation after such review and to assess the suitability and qualification of any proposed director candidate. The recommendations of the Nomination Committee are then put forward for consideration and adoption, where appropriate, by the Board. The terms of reference of the Nomination Committee which set out its duties and procedures are available on the Company's website.

During the year ended 31 December 2006, the Nomination Committee held two meetings. The work of the Nomination Committee included the following recommendations to the Board:

- the re-designation of Mr. Qiao Shibo and Mr. Yan Biao as Non-Executive Directors;
- the appointment of Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him as Deputy Managing Directors;
- the appointment of Mr. Wang Shuaiting as a Non-Executive Director;
- the appointment of Mr. Lau Kin Shing, Charles and Mr. Zhu Dan as vice presidents;
- the appointment of The Hon. Bernard Charnwut Chan as Independent Non-Executive Director; and
- the appointment of Mr. Siu Kwing Chue, Gordon as Independent Non-Executive Director.

薪酬委員會

於二零零六年十二月三十一日，薪酬委員會成員包括三名獨立非執行董事（即陳普芬博士（主席）、黃大寧先生及李家祥博士）及一位執行董事（姜智宏先生）。薪酬委員會的職責包括就本公司有關其董事及高層管理人員的薪酬政策及架構向董事會提供建議；就發展薪酬政策確立正規及具透明度的程序；以及為全體董事及高層管理人員釐訂薪酬方案。列明薪酬委員會職責及工作程序的職權範圍已上載於本公司網站，以供查閱。

董事及高層管理人員的薪酬，乃參照個人表現與職責、本集團業績、當時市況及可比公司的薪酬標準而釐定。董事及僱員亦分享根據集團與個人表現而作出的獎金安排。

於報告年度內，薪酬委員會曾召開兩次會議，及通過一次書面決議案通過下列事項：

- 批准二零零六年本公司董事和高層管理人員的薪酬方案；
- 審議及考慮應付董事(獨立非執行董事除外)袍金；
- 批准二零零六年本集團董事和高層管理人員的薪酬方案及酌定獎金。

審核委員會

於二零零六年十二月三十一日，審核委員會成員包括四名獨立非執行董事（即李家祥博士（主席）、陳普芬博士、黃大寧先生及鄭慕智先生），其中兩名成員擁有合適的專業資格或具備會計或財務管理方面的相關專長。該委員會並無成員身為本公司前任或現任核數師的職員。上市規則規定審核委員會的大多數成員必須為獨立人士，且其中一人必須具備合適的專業資格；本公司審核委員會的成員已超出上市規則的要求。審核委員會的現有職權範圍是以香港會計師公會發出的「審核委員會有效運作指引」作為藍本，並採納企業管治守則中的各項原則。

Compensation Committee

As at 31 December 2006, the Compensation Committee comprised three Independent Non-Executive Directors, namely Dr. Chan Po Fun, Peter (chairman), Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric, and one Executive Director, Mr. Keung Chi Wang, Ralph. The duties of the Compensation Committee include making recommendations to the Board on the Company's policy and structure of remuneration of Directors and senior management, establishing a formal and transparent procedure for developing policy on remuneration and determining the specific remuneration packages for all directors and senior management. The terms of reference of the Compensation Committee which set out its duties and procedures are available on the Company's website.

The remuneration of the Directors and senior executives is determined with reference to the performance and responsibilities of the individual, the performance of the Group, prevailing market conditions and remuneration benchmarks from comparable companies. Directors and employees also participate in bonus arrangements based on the performance of the Group and the individual.

During the year under review, the Compensation Committee met two times and passed written resolutions once on matters including:

- approval of the remuneration packages for 2006 for Directors and senior executives of the Company;
- review and consideration of the fees payable to Directors (other than the Independent Non-Executive Directors) for 2006;
- approval of the remuneration packages for 2006 and discretionary bonuses for directors and senior management of the Group.

Audit Committee

As at 31 December 2006, the Audit Committee comprised four Independent Non-Executive Directors, namely, Dr. Li Ka Cheung, Eric (chairman), Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Mr. Cheng Mo Chi. Two of its members have appropriate professional qualifications or accounting or related financial management expertise. No member of this Committee is a member of the former or existing auditors of the Company. The membership of the Audit Committee has exceeded the Listing Rules requirement that the majority of its members must be independent and one of whom must have appropriate professional qualification. The existing terms of reference of the Audit Committee are modeled on "A Guide for Effective Audit Committee" issued by Hong Kong Institute of Certified Public Accountants and have also adopted the principles set out in the CG Code.

審核委員會的職責包括考慮委任、續任及撤換獨立核數師並向董事會提供建議；審閱本公司的財務資料；及監察本公司的財務申報系統和內部監控程序。於報告年度，審核委員會曾召開四次會議。二零零六年審核委員會工作包括審議下列各項：

- 獨立核數師就二零零五年審核工作給予審核委員會的報告；
- 二零零五年年報及年度業績公佈；
- 獨立核數師就二零零五年審核工作發出的內部監控備忘錄；
- 關連人士交易；
- 截至二零零六年三月三十一日止三個月季度業績及相關的業績公佈；
- 二零零六年中期報告及中期業績公佈；
- 截至二零零六年九月三十日止九個月季度業績及相關的業績公佈；及
- 內部審核活動季報。

The duties of the Audit Committee include considering and making recommendation to the Board on the appointment, re-appointment and removal of external auditors, review of the Company's financial information and oversight of the Company's financial report system and internal control procedures. During the year under review, the Audit Committee met on four occasions. The work of the Audit Committee in 2006 included reviews of:

- the external auditors' report to the Audit Committee in respect of 2005 audit;
- the 2005 annual report and annual results announcement;
- the external auditors' internal control memorandum in respect of the 2005 audit;
- connected party transactions;
- the quarterly results for the three months ended 31 March 2006 and the related results announcement;
- the 2006 interim report and interim results announcement;
- the quarterly results for the nine months ended 30 September 2006 and the related results announcement; and
- the quarterly reports of internal audit activities.

於報告年度內，審核委員會共與獨立核數師召開三次沒有執行董事出席的會議。

During the reporting year, the Audit Committee met with the external auditors on three occasions without the presence of any Executive Directors.

審核委員會已考慮本公司核數師的表現及獨立性。審核委員會得出的結論是本公司核數師為本集團進行非審核服務無損其獨立性。於回顧年度，向本公司核數師支付的核數費約達港幣21,000,000元（二零零五年：約港幣16,200,000元），而就非審核服務所支付的費用則約達港幣600,000元（二零零五年：約港幣500,000元）。

The Audit Committee has considered the performance and independence of the external auditors of the Company. The Audit Committee concludes that the independence of the external auditors of the Company has not been compromised by non-audit services performed for the Group. During the year under review, audit fees paid and payable to the Company's external auditors amount to approximately HK$21 million (2005: approximately HK$16.2 million); fees related to non-audit services paid and payable amount to approximately HK$0.6 million (2005: approximately HK$0.5 million).

董事證券交易標準守則

董事於二零零六年十二月三十一日持有本公司證券權益情況，在本年報第66頁至第72頁的董事會報告中披露。二零零五年四月八日，本公司編制了「道德與證券交易守則」（以下簡稱「道德守則」），將上市規則附錄十所載「上市發行人董事證券交易標準守則」（以下簡稱「標準守則」）包含其內。道德守則內的證券交易禁制及披露規定也適用於個別指定人士，包括本集團高級管理人員及可接觸本集團股價敏感資料的人士。道德守則條款的嚴格性，不亞於標準守則所要求的標準。經本公司查詢後，全體董事已確認截至二零零六年十二月三十一日止的年度內一直遵守標準守則中所列載的指定準則。

Model Code for Securities Transactions by Directors

The interests held by the Directors in the Company's securities as at 31 December 2006 are disclosed in the Directors' Report on pages 66 to 72 of this Annual Report. On 8 April 2005, the Company has adopted a Code of Ethics and Securities Transactions ("Code of Ethics") which incorporates the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules. The prohibitions on securities dealing and disclosure requirements in the Code of Ethics also apply to specified individuals who include the Group's senior management and persons who are privy to price sensitive information of the Group. The Code of Ethics is on terms no less exacting than the required standard set out in the Model Code. Having made specific enquiry with the Directors, all Directors confirmed that they have complied with the required standard set out in the Model Code during the year ended 31 December 2006.

內部監控

董事會確認，建立及有效地執行內部監控制度，確保業務能夠暢順運作、保障本集團資產和股東權益、確保財務報表可靠，乃董事會的整體責任。

本集團採用之監控架構與美國Committee of Sponsoring Organisations of the Treadway Commission及香港會計師公會建議的監控架構一致，作為本集團的內部監控制度標準，以及集團公司的最佳常規。本集團的內部監控制度包含五個主要元素，即有效的監控環境、風險管理、通訊與信息系統、具有成本效益的監控程序及妥善的監察機制。

本集團要求各業務單位，最少每年一次對其業務風險及相關影響進行識別及評估。各業務單位的執行管理團隊，均需負責確保業務單位內每一項營運的執行與績效，均符合既定策略。同樣地，每一項營運的管理人員亦需對該項營運的執行與績效承擔責任。本集團已設計若干政策與程序，以保障公司資產、妥善存置會計記錄、以及確保所有交易均按管理層授權執行。有關財務業績及主要營運指標的每月管理報告，經由董事會執行委員會審閱。本集團與各業務單位執行管理團隊舉行定期會議，以審議實際業績的達標情形。

內審部負責對本集團的內部監控系統進行評估，形成不偏不倚的意見，向執行委員會及審核委員會匯報結果。內審部亦對本集團的內部監控進行持續的獨立檢討。

視乎個別業務單位的業務性質及風險情況而定，內部審核職能的工作範圍，涵蓋財務、營運及合規監控等所有重要監控，以及風險管理。

在監控活動中所發現的重要問題，最少每季一次向審核委員會匯報，由相關的業務單位採取糾正行動。通過本集團內審部及審核委員會的監察工作，董事會對本集團的內部監控制度進行定期審議。

Internal Control

The Board recognizes that it has the overall responsibility to establish and maintain a sound and effective internal control system to ensure the smooth running of the operations, safeguard the Group's assets and shareholder's interest as well as ensure the reliability of financial statements.

The Group adopts the control framework consistent with the frameworks recommended by the Committee of Sponsoring Organisations of the Treadway Commission in the United States and the Hong Kong Institute of Certified Public Accountants as the standards in establishing control systems and the best practice among our Group companies. The Group's internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

Every business unit is required to identify and assess the risks and impact on the respective business unit at least once every year. The executive management team of each business unit is accountable for the conduct and performance of each operation in the business unit within the agreed strategies and similarly the management of each operation is accountable for its conduct and performance. Policies and procedures are designed for safeguarding corporate assets, maintaining proper accounting records and ensuring transactions are executed in accordance with management authorisation. Monthly management reports on the financial results and key operation indicators are reviewed by the Executive Committee of the Board. Regular meetings are held with the executive management team of each business unit to review the actual performance against budget.

The Internal Audit Department is responsible for assessing the Group's internal control system, formulating an impartial opinion on the system, and reporting its findings to the Executive Committee and the Audit Committee. The Internal Audit Department conducts independent reviews on the Group's internal control on an on-going basis.

Depending on the nature of businesses and risk exposure of individual business units, the scope of work performed by the internal audit function covers all material controls including financial, operational and compliance controls and risk management functions.

Key control findings are reported to the Audit Committee at least once every quarter and the corrective actions are taken by the relevant business units. The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's Internal Audit Department and the Audit Committee.

根據對截至二零零六年十二月三十一日止年度的評估，董事會及審核委員會相信，內部監控制度能合理保證本集團的資產得到保障，亦沒有任何可能影響股東的重大關注事項存在。

Based on the assessment for the year ended 31 December 2006, the Board and the Audit Committee believe that the system of internal controls provides reasonable assurance that the Group's assets are safeguarded and there is no significant area of concerns that may affect shareholders.

投資者關係

Investor Relations

本公司致力於採取開誠公佈的態度，定期與股東溝通，及向他們作出所需的資料披露。股東必須得到準確與公平的資料披露，方能對本集團的經營與表現作出判斷。

The Company is committed to a policy of open and regular communication and fair disclosure of information to its shareholders. Accurate and fair disclosure is necessary for shareholders to form their own judgment on the operation and performance of the Group.

根據本公司上述的政策，有關公開披露資料的合理問題，均應獲得合理的回應。專責投資者關係職能的企業策劃及發展部，肩負回應這類股東及分析員的查詢之責任。

Based on this policy, legitimate questions arising from generally disclosed information deserve a reasonable reply. The Corporate Planning and Development Department is responsible for investor relationship functions and will respond to such shareholders' and analysts' enquiries.

本公司的股東、投資者、現時及未來夥伴及交易方，也可以從本公司的網站獲得有關企業管治常規的資料。任何人士如需網站所載資料的印行本，可致函本公司的公司秘書索取。

The Company's website provides shareholders, investors, existing and prospective partners and counterparties with information on the Company's corporate governance practices. Copies of such information can be obtained from the Company Secretary upon written request.

承董事會命
董事總經理
陳樹林

香港，二零零七年四月四日

For and on behalf of the Board
CHEN SHULIN
Managing Director

Hong Kong, 4 April 2007

董事會仝人欣然將截至二零零六年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2006.

主要業務

本集團主要從事零售、飲品、食品加工及經銷、紡織、物業投資以及石油及相關產品經銷。本公司之主要業務為物業投資及投資控股。其主要附屬公司及聯營公司之業務刊載於第161至第169頁。本集團本年度業績按業務之分析已載於本財務報告附註五內。

Principal Activities

The Group is principally engaged in retail, beverage, food processing and distribution, textile, property investment and petroleum and related products distribution businesses. The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 161 to 169. An analysis of the Group's performance for the year by business segments is set out in note 5 to the financial statements.

集團溢利

本集團截至二零零六年十二月三十一日止年度之溢利刊載於第85頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 85 and shows the Group's profit for the year ended 31 December 2006.

股息

股東於本年度獲派發中期股息每股普通股港幣14仙，總值達港幣328百萬元。

股東於二零零六年十二月獲派發特別股息每股普通股港幣1元，總值達港幣2,356百萬元。

董事會建議末期股息每股普通股港幣26仙，約為數港幣616百萬元，此股息將於二零零七年六月十五日或前後派發予所有於二零零七年五月二十八日登記為普通股股東持有人之人士。

Dividends

An interim dividend of HK14 cents per ordinary share amounting to HK$328 million was paid to shareholders during the year.

A special dividend of HK$1 per ordinary share amounting to HK$2,356 million was paid to shareholders in December 2006.

The directors recommend a final dividend of HK26 cents per ordinary share amounting to approximately HK$616 million payable on or about 15 June 2007 to all persons registered as holders of ordinary shares on 28 May 2007.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十五。

Fixed Assets

Movements in the fixed assets of the Group and the Company during the year are set out in note 15 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第170頁至第173頁。

Properties

A schedule of the principal properties of the Group is set out on pages 170 to 173.

股本

本年度之股本變動情況刊載於財務報告附註三十一。

Share Capital

Movements in the share capital during the year are set out in note 31 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況分別刊載於綜合股東權益變動表及財務報告附註三十二。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 32 to the financial statements respectively.

慈善捐款

本年度內本集團之捐款合共約為港幣1百萬元。

董事

本年度內及至本報告日期董事芳名如下：

主席

宋林先生

董事總經理

陳樹林先生

副董事總經理

姜智宏先生

王群先生 （於二零零六年三月十日調任為副董事總經理）

劉百成先生 （於二零零六年三月十日調任為副董事總經理）

鄺文謙先生 （於二零零六年三月十日調任為副董事總經理）

董事

喬世波先生 *（非執行董事）* （於二零零六年三月十日調任為非執行董事）

閻飈先生 *（非執行董事）* （於二零零六年三月十日調任為非執行董事）

蔣偉先生 *（非執行董事）*

王帥廷先生 *（非執行董事）* （於二零零六年三月十日獲委任）

謝勝喜先生 *（非執行董事）*

陳普芬博士 *（獨立非執行董事）*

黃大寧先生 *（獨立非執行董事）*

李家祥博士 *（獨立非執行董事）*

鄭慕智先生 *（獨立非執行董事）*

陳智思議員 *（獨立非執行董事）* （於二零零六年十一月三十日獲委任）

蕭炯柱先生 *（獨立非執行董事）* （於二零零六年十一月三十日獲委任）

Charitable Donations

Donations made by the Group during the year amounted to approximately HK$1 million.

Directors

The directors who held office during the year and up to the date of this report were as follows:

Chairman

Mr. Song Lin

Managing Director

Mr. Chen Shulin

Deputy Managing Directors

Mr. Keung Chi Wang, Ralph

Mr. Wang Qun (Re-designated as Deputy Managing Director on 10 March 2006)

Mr. Lau Pak Shing (Re-designated as Deputy Managing Director on 10 March 2006)

Mr. Kwong Man Him (Re-designated as Deputy Managing Director on 10 March 2006)

Directors

Mr. Qiao Shibo *(Non-executive Director)* (Re-designated as non-executive director on 10 March 2006)

Mr. Yan Biao *(Non-executive Director)* (Re-designated as non-executive director on 10 March 2006)

Mr. Jiang Wei *(Non-executive Director)*

Mr. Wang Shuaiting *(Non-executive Director)* (Appointed on 10 March 2006)

Mr. Xie Shengxi *(Non-executive Director)*

Dr. Chan Po Fun, Peter *(Independent Non-executive Director)*

Mr. Houang Tai Ninh *(Independent Non-executive Director)*

Dr. Li Ka Cheung, Eric *(Independent Non-executive Director)*

Mr. Cheng Mo Chi *(Independent Non-executive Director)*

The Hon. Bernard Charnwut Chan *(Independent Non-executive Director)* (Appointed on 30 November 2006)

Mr. Siu Kwing Chue, Gordon *(Independent Non-executive Director)* (Appointed on 30 November 2006)

董事(續)

根據本公司組織章程細則第一百一十條規定，王群先生、劉百成先生、喬世波先生、閻飈先生、蔣偉先生及陳普芬博士依章輪席告退並具資格連任。

根據本公司組織章程細則第一百一十五條規定，陳智思議員及蕭炯柱先生依章告退並具資格連任。

Directors (continued)

In accordance with Article 110 of the Company's Articles of Association, Mr. Wang Qun, Mr. Lau Pak Shing, Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei and Dr. Chan Po Fun, Peter shall retire by rotation and are eligible for re-election.

In accordance with Article 115 of the Company's Article of Association, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon shall retire and are eligible for re-election.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償(法定補償除外)而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第44頁至第49頁。

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 44 to 49.

購股權計劃

於年內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此之外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使(「舊計劃」)。

Share Option Schemes

During the year, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

認股權計劃(續)

新計劃於二零零二年一月三十一日獲股東在股東大會上批准，其後於二零零四年八月二十日獲股東通過普通決議案修訂。新計劃將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括本集團之僱員、執行或非執行董事(或獲建議委任之人士)、由本集團之任何僱員、執行董事或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員(或獲建議委任之人士)、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員及主要股東的聯繫人、及主要股東的僱員及(倘若主要股東是公司)主要股東的附屬公司的僱員。

在當時有效的香港聯合交易所有限公司證券上市規則(「上市規則」)的規定下，行使價應為董事會按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目(包括授予本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人之購股權)，相當於當時實行的上市規則所准許的上限。新計劃的計劃授權限額獲股東於二零零四年八月二十日舉行的股東特別大會通過普通決議案更新及重續，該項決議案批准進一步授出購股權，可認購最多達210,462,321股股份，即於上述日期已發行股份的10%。截至本報告發出當日為止，根據新計劃可授出的購股權若全數被行使可發行之股份總數達159,686,321股，約佔本公司已發行股本之6.77%。

購股權一般於緊隨授出之日起計十年內全部賦予或行使，或於接納授出購股權後最長為四年之期限內賦予。

除下文所披露者外， 於本年度內，本公司之董事或其聯繫人、僱員、及購股權計劃其他參與者，均未曾獲授(或獲授超出個人上限之)或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款遭註銷或失效。

Share Option Schemes (continued)

The New Scheme was approved by the shareholders in general meeting on 31 January 2002, which is subsequently amended on 20 August 2004 by ordinary resolution passed by shareholders, and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including employees, executive or non-executive directors of the Group (or persons proposed to be appointed as such), any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group (or persons proposed to be appointed as such), any executives and employees of and consultants, professional and other advisors to the Group (or persons proposed to be appointed as such), chief executive, substantial shareholder of the Company, associated companies of the Group, associates of directors, chief executive and substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Subject to the requirements of the prevailing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the scheme (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is equivalent to the maximum limit permitted under the prevailing Listing Rules. The scheme mandate limit under the New Scheme was refreshed and renewed by ordinary resolution passed by the shareholders at an extraordinary general meeting held on 20 August 2004 which enabled the grant of further share options to subscribe up to 210,462,321 shares representing 10% of the shares in issue as at the said date. As at the date of this report, the total number of shares available for issue upon exercise of all options which may be granted under the New Scheme is 159,686,321 shares which represent 6.77% of the issued share capital of the Company.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

Save as disclosed below, no share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors or their respective associates, employees, and other participants of the share option scheme.

(甲) 董事或其聯繫人

於二零零六年十二月三十一日，下列董事持有根據本公司舊計劃及新計劃授出可認購股份的購股權權益。根據該兩項計劃，董事持有的購股權如下：

(a) Directors or their associates

As at 31 December 2006, the following directors had interests in respect of options to subscribe for shares granted under the Old Scheme and the New Scheme of the Company. Share options held by directors granted under such schemes are set out below:

				購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
執行及非執行董事	Executive and Non-Executive Directors										
宋林	Song Lin	20/06/2000	7.19	200,000*	-	200,000*	-	-	-	-	16.298
		07/02/2002	7.17	2,000,000	-	2,000,000	-	-	-	-	16.228
		14/01/2004	9.72	2,500,000	-	2,500,000	-	-	-	-	16.241
陳樹林	Chen Shulin	21/11/2000	7.08	1,186,000	-	1,186,000	-	-	-	-	15.991
		07/02/2002	7.17	1,326,000	-	1,326,000	-	-	-	-	16.228
		14/01/2004	9.72	2,000,000	-	2,000,000	-	-	-	-	16.241
		02/06/2004	9.55	1,500,000	-	1,500,000	-	-	-	-	16.250
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.19	1,400,000	-	1,400,000	-	-	-	-	16.194
		07/02/2002	7.17	500,000	-	500,000	-	-	-	-	16.228
		14/01/2004	9.72	216,000	-	216,000	-	-	-	-	16.241
		02/06/2004	9.55	850,000	-	850,000	-	-	-	-	16.250
王群	Wang Qun	20/06/2000	7.19	400,000	-	400,000	-	-	-	-	16.194
		07/02/2002	7.17	400,000	-	400,000	-	-	-	-	16.228
劉百成	Lau Pak Shing	20/06/2000	7.19	1,000,000	-	1,000,000	-	-	-	-	16.194
		14/01/2004	9.72	500,000	-	500,000	-	-	-	-	16.241
		02/06/2004	9.55	1,000,000	-	1,000,000	-	-	-	-	16.250
鄺文謙	Kwong Man Him	07/02/2002	7.17	2,000,000	-	2,000,000	-	-	-	-	16.228
		14/01/2004	9.72	222,000	-	222,000	-	-	-	-	16.241
		02/06/2004	9.55	772,000	-	772,000	-	-	-	-	16.250
喬世波	Qiao Shibo	07/02/2002	7.17	1,800,000	-	1,800,000	-	-	-	-	16.228
		14/01/2004	9.72	2,000,000	-	2,000,000	-	-	-	-	16.241
閻飈	Yan Biao	20/06/2000	7.19	3,000,000	-	3,000,000	-	-	-	-	16.194
		07/02/2002	7.17	1,000,000	-	1,000,000	-	-	-	-	16.228
蔣偉	Jiang Wei	08/03/2002	7.50	600,000	-	600,000	-	-	-	-	16.308
謝勝喜	Xie Shengxi	08/03/2002	7.50	180,000	-	180,000	-	-	-	-	16.308
小計	Sub-total			28,552,000	-	28,552,000	-	-	-	-	-
獨立非執行董事	Independent Non-executive Directors										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[5]
黃大寧	Houang Tai Ninh	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[5]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.55	200,000	-	-	-	-	200,000	-	N/A[5]
小計	Sub-total			600,000	-	-	-	-	600,000	-	-
合計	Total			29,152,000	-	28,552,000	-	-	600,000	-	-

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

購股權計劃(續)

Share Option Schemes (continued)

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權總數已於上文(甲)段披露。以下是本集團僱員(不包括本公司董事)及其他參與者授出購股權的概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括本公司董事)

(i) Employees (other than directors of the Company)

		購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃									
Old Scheme									
20/06/2000	7.19	2,145,000	N/A[3]	1,670,000	–	–	475,000	–	16.551
21/11/2000	7.08	2,213,000	N/A[3]	1,268,000	–	–	945,000	–	16.006
小計 Sub-total		4,358,000	N/A[3]	2,938,000	–	–	1,420,000		
新計劃									
New Scheme									
07/02/2002	7.17	5,488,000	–	4,854,000	–	–	634,000	–	16.420
19/04/2002	7.40	3,650,000	–	3,366,000	–	–	284,000	–	17.259
23/05/2002	8.90	14,000	–	14,000	–	–	–	–	19.877
02/08/2002	8.32	3,834,000	–	2,454,000	–	660,000	720,000	–	16.455
07/11/2002	7.70	1,752,000	–	1,752,000	–	–	–	–	17.335
24/01/2003	7.25	578,000	–	528,000	–	–	50,000	–	17.414
14/04/2003	6.29	3,968,000	–	3,694,000	–	–	274,000	–	15.992
01/08/2003	7.10	660,000	–	580,000	–	–	80,000	–	17.872
08/10/2003	8.90	1,661,000	–	1,220,000	–	89,000	352,000	–	16.646
02/12/2003	9.00	1,070,000	–	1,070,000	–	–	–	–	16.327
14/01/2004	9.72	31,525,000	–	13,430,000	–	2,982,000	15,113,000	–	16.737
20/04/2004	9.89	5,216,000	–	2,296,000	–	28,000	2,892,000	–	16.008
25/05/2004	9.15	24,443,000	–	20,289,000	–	–	4,154,000	–	17.422
02/06/2004	9.55	300,000	–	300,000	–	–	–	–	16.250
22/07/2004	9.80	1,590,000	–	1,252,000	–	178,000	160,000	–	19.034
04/10/2004	10.35	45,464,000	–	27,514,000	–	328,000	17,622,000	–	16.607
17/01/2005	11.40	1,580,000	–	580,000	–	880,000	120,000	–	16.760
22/07/2005	12.50	950,000	–	240,000	–	–	720,000	–	17.510
小計 Sub-total		133,753,000	–	85,433,000	–	5,145,000	43,175,000		

(乙) 僱員及其他參與者(續)
(b) Employees and other participants (continued)

(ii) 其他參與者
(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1]: 於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006	本公司股份價格[2] Price of Company's shares[2]: 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
新計劃 New Scheme									
05/03/2002	7.35	11,486,000	–	8,121,000	–	–	3,365,000	–	17.452
23/05/2002	8.90	30,000	–	30,000	–	–	–	–	19.877
14/04/2003	6.29	248,000	–	128,000	–	–	120,000	–	15.992
小計 Sub-total		11,764,000	–	8,279,000	–	–	3,485,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. 就已授出購股權所披露之本公司股份價格，為緊接購股權各自授出日期前一個交易日，股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就年內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

   就已授予購股權而採納的會計政策刊載於財務報告附註二午內。

2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the year is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   The accounting policy adopted for the share options granted is set out in note 2Q to the financial statements.

3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。

3. The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.

4. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。

4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

5. 由於授出之有關購股權於回顧年度內並無行使，故披露價格規定並不適用。

5. As the relevant share options granted have not been exercised during the year under review, no price disclosure is applicable.

6. 購股權一般為一次全數歸屬，於授出日期後即可行使；或分為五批歸屬，可由授出日期起計四年內行使。

6. Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零六年十二月三十一日，本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 31 December 2006, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	1,800,000	–	0.08
陳樹林 Chen Shulin	好倉 Long position	2,412,000	–	0.10
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	1,166,000	–	0.05
王群 Wang Qun	好倉 Long position	360,000	–	0.02
劉百成 Lau Pak Shing	好倉 Long position	1,000,000	–	0.04
鄺文謙 Kwong Man Him	好倉 Long position	1,194,000	–	0.05
喬世波 Qiao Shibo	好倉 Long position	1,400,000	–	0.06
閻飈 Yan Biao	好倉 Long position	2,600,000	–	0.11

董事之證券權益(續)

Directors' Interests in Securities (continued)

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

(a) **Interests in issued ordinary shares and underlying shares of the Company** (continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
蔣偉 Jiang Wei	好倉 Long position	240,000	–	0.01
王帥廷 Wang Shuaiting	好倉 Long position	30,000	–	0.001
謝勝喜 Xie Shengxi	好倉 Long position	180,000	–	0.01
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[3]		
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零六年十二月三十一日已發行股本總數的百分比。
3. 該權益由陳普芬博士擁有88.25%已發行股本之公司持有。
4. 除附註3另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 31 December 2006.
3. Such interest is held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
4. Save as otherwise specified under note 3, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) 於相關法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股及根據購股權計劃所授出可認購股份之購股權中擁有權益，該等購股權是屬於非上市以實物交收的股本衍生工具：

(i) 於一間相聯法團－華潤置地有限公司(「華潤置地」)已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益：

(b) Interests in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益 百分比[6] Aggregate Percentage of interest[6] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.03
陳樹林 Chen Shulin	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.02
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	1.270	02/06/2005[3]	0.02
喬世波 Qiao Shibo	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.02
閻飈 Yan Biao	好倉 Long position	2,400,000	–	–	–	0.07
蔣偉 Jiang Wei	好倉 Long position	892,000	–	–	–	0.03
王帥廷 Wang Shuaiting	好倉 Long position	–	540,000	1.590	04/03/2002[5]	0.02
謝勝喜 Xie Shengxi	好倉 Long position	80,000	500,000	1.230	01/06/2005[4]	0.02

董事之證券權益(續)

(乙) 於相關法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。

2. 華潤置地於二零零二年三月四日、二零零五年六月一日及二零零五年六月二日授出的購股權可自授出之日起計十年期間內行使。除此以外，上述所有其他購股權屆滿日期均為二零零七年五月二十七日。上述每次授出的代價均為港幣1元。

3. 購股權可分四期賦予,可由二零零六、二零零七、二零零八及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1元。

4. 購股權可分四期賦予,可由二零零六、二零零七、二零零八及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1元。

5. 購股權可於二零零二年三月四日至二零一二年一月三十一日止期間行使。授出的代價為港幣1元。

6. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零六年十二月三十一日已發行股本總數的百分比。

7. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

2. Except for options granted by CR Land on 4 March 2002, 1 June 2005 and 2 June 2005 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in four tranches and exercisable on 2 June 2006, 2007, 2008 and 2009 to 1 June 2015. Consideration for the grant is HK$1.00.

4. Options are vested in four tranches and exercisable on 1 June 2006, 2007, 2008 and 2009 to 31 May 2015. Consideration for the grant is HK$1.00.

5. Options are exercisable from 4 March 2002 to 31 January 2012. Consideration for the grant is HK$1.00.

6. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 31 December 2006.

7. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相關法團已發行普通股及相關股份中擁有的權益(續)

(ii) 根據一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) **Interests in issued ordinary shares and underlying shares of associated corporations** (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate Percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.45
	好倉 Long position		2,000,000	0.906	13/01/2004[3]	
閻飈 Yan Biao	好倉 Long position	–	6,000,000	0.790	04/12/2001[3]	0.22
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
王帥廷 Wang Shuaiting	好倉 Long position	–	540,000	0.820	09/04/2002[3]	0.02
謝勝喜 Xie Shengxi	好倉 Long position	–	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零六年十二月三十一日已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使，或分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 31 December 2006.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(乙) 於相關法團已發行普通股及相關股份中擁有的權益(續)

(iii) 根據一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益：

(b) **Interests in issued ordinary shares and underlying shares of associated corporations** (continued)

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate Percentage of interest[4] (%)
宋林 Song Lin	好倉 Long position	–	2,000,000	2.80	12/11/2003[2]	0.08
			900,000	3.99	18/03/2005[3]	
陳樹林 Chen Shulin	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			500,000	3.99	18/03/2005[3]	
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
喬世波 Qiao Shibo	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			500,000	3.99	18/03/2005[3]	
		–	30,000[6]	2.80	12/11/2003[2]	
閻飈 Yan Biao	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			400,000	3.99	18/03/2005[3]	
蔣偉 Jiang Wei	好倉 Long position	–	1,000,000	2.80	12/11/2003[2]	0.04
			600,000	3.99	18/03/2005[3]	
王帥廷 Wang Shuaiting	好倉 Long position	2,000,000	2,350,000	2.80	06/10/2003[4]	0.14
			900,000	3.99	18/03/2005[4]	
謝勝喜 Xie Shengxi	好倉 Long position	–	400,000	2.80	12/11/2003[2]	0.02
			300,000	3.99	18/03/2005[3]	

董事之證券權益(續)

(乙) 於相關法團已發行普通股及相關股份中擁有的權益(續)

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1元。

3. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1元。

4. 購股權可於授出有關購股權日期起計十年期間內行使。

5. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零六年十二月三十一日之已發行股本總數的百分比。

6. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

7. 除附註6另有所指之外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. Options are exercisable within a period of 10 years from date of grant of the relevant period.

5 This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 31 December 2006.

6. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

7. Save as otherwise specified in note 6, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零六年十二月三十一日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及有關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 31 December 2006, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,227,862,380	52.06
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,227,862,380	52.06
CRC Bluesky Limited(附註1)	CRC Bluesky Limited (Note 1)	1,227,862,380	52.06
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,227,862,380	52.06
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	211,723,767	8.98
J.P. Morgan Chase & Co.(附註3)	J.P. Morgan Chase & Co. (Note 3)	140,440,757	5.95

附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳州聯邦銀行直接或間接擁有100%控制權之法團所有。

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co. 及其受控法團(附註4)持有如下：

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. Accordingly to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

身份	Capacity	股份數目 No. of shares
實益擁有人	Beneficial owner	4,496,700
投資經理	Investment manager	48,502,000
認可放款代理	Approved lending agent	87,442,057

擁有須具報權益的股東(續)
附註:(續)

4. 根據《證券及期貨條例》第XV部第二及第三分向本公司披露的資料顯示,除下列由J.P. Morgan Chase & Co. 以下述方式持有的法團外,所有該等法團均由J.P. Morgan Chase & Co.直接或間接擁有100%控制權。

Shareholders with notifiable interests (continued)
Notes: (continued)

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporations which were held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

法團名稱	Name of corporation	J.P. Morgan Chase & Co. 直接或間接持有權益百分比 Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
J.P. Morgan Securities Ltd.	J.P. Morgan Securities Ltd.	98.95%

控股股東之強制履行責任
根據若干貸款協議,華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或透過其附屬公司間接持有有關權益)。於二零零六年十二月三十一日,須控股股東履行上述責任之備用額總額為港幣5,700百萬元,該等備用額將於二零一一年五月之前屆滿。

Specific Performance Obligations on Controlling Shareholder
According to certain loan agreements, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 31 December 2006, the aggregate amount of the facilities subject to such obligation were HK$5,700 million. Such facilities will expire before May 2011.

關連交易
1. 於二零零六年三月六日,本公司擁有約88.6%間接權益的附屬公司匯暉置業有限公司與本公司控股股東華潤(集團)有限公司(「華潤集團」)擁有約99.6%權益的附屬公司華潤營造有限公司(「華潤營造」)訂立合約,委聘華潤營造擔任總承建商,負責為一幢位於九龍彌敦道233-239號的十二層高商業樓宇進行地面上層結構建築工程,代價為港幣97,912,000元。合約金額將根據已完成並經建築師認證的工程數量按月支付,其中,經認證並屬於華潤營造的金額的10%(上限港幣2,511,000元)則留作保固金,待建築工程完成後始予發放。

Connected Transactions
1. On 6 March 2006, Worldfaith Properties Limited, a subsidiary in which the Company has an indirect interest of approximately 88.6%, entered into a contract with China Resources Construction Company Limited ("CR Construction"), a subsidiary in which China Resources (Holdings) Company Limited ("CRH"), the controlling shareholder of the Company, has an approximately 99.6% interest, engaging it as the main contractor for the construction works of the superstructure of a twelve-storey commercial building at 233-239 Nathan Road, Kowloon for a consideration of HK$97,912,000. Monthly payments will be made according to the amount of works performed and certified by the architect. 10% of the certified amount attributable to CR Construction will be retained, subject to a maximum amount of HK$2,511,000, as retention money which will be released after completion of the construction.

關連交易(續)

2. 本集團銳意成為中國最大規模的消費企業，故一直持續對其非核心業務進行重組，逐步將業務重點集中於發展核心消費業務，以及出售非核心業務。於二零零六年十月十八日，本公司的全資附屬公司Preparis Limited與華潤集團(本公司控股股東)的全資附屬公司華潤石化燃氣集團有限公司訂立協議，以現金代價港幣2,780,000,000元，出售其持有的華潤石化控股有限公司(「華潤石化控股」)100%股權。當時華潤石化控股為本公司的全資附屬公司，持有本公司於中國內地的管道燃氣業務、化工經銷業務及其他石油相關業務。

3. 於二零零七年一月三日，本公司擁有51%權益之附屬公司華潤雪花啤酒有限公司(「華潤雪花」)與藍劍(集團)有限責任公司(「藍劍」)所有股本權益持有人訂立協議，以現金代價人民幣2,500,000,000元，收購藍劍全部股本權益。根據該協議，藍劍將進行重組，以致藍劍於收購完成時之資產，將主要包括持有於中國內地四川省14家啤酒公司的38%權益及於貴州省一家啤酒公司之100%權益，該四川省14家啤酒公司的餘下62%權益，已由華潤雪花擁有。收購使本集團合併於四川省14家啤酒公司的權益，進一步提高該等啤酒廠的經營效率及本集團對該等啤酒廠之控制權。由於其中兩名合共持有藍劍約10.65%權益的賣方亦為四川省14家啤酒公司(華潤雪花的附屬公司)的董事，因此，該兩名關連人士所佔收購部分構成本公司之關連交易。

Connected Transactions (continued)

2. With an objective of becoming the largest consumer company in China, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer business and to divest the non-core businesses. On 18 October 2006, Preparis Limtied, a wholly owned subsidiary of the Company, entered into an agreement with China Resources Petrochems Gas Group Limited, a wholly owned subsidiary of CRH (the controlling shareholder of the Company), for the disposal of its 100% equity interest in China Resources Petrochems Holdings Limited ("CRPH") for a cash consideration of HK$2,780 million. CRPH was then a wholly owned subsidiary of the Company and the holding company of the Company's piped gas businesses, chemicals distribution businesses and other petroleum related businesses in Chinese Mainland.

3. On 3 January 2007, China Resources Snow Breweries Limited ("CR Snow"), a 51% owned subsidiary of the Company, entered into an agreement with all the holders of equity interest in 藍劍(集團)有限責任公司 ("Blue Sword") for the acquisition of the entire equity interest in Blue Sword at a cash consideration of RMB2,500 million. Under the agreement, Blue Sword would undergo a restructuring so that the assets of Blue Sword upon completion would mainly consist of the 38% interest in 14 brewery companies in Sichuan Province and a 100% interest in a brewery company in Guizhou Province. The remaining 62% interest in the 14 Sichuan brewery companies was owned by CR Snow. The acquisition enabled the Group to consolidate its interest in the 14 Sichuan brewery companies and to further enhance the operational efficiency of, and the control of the Group in, these breweries. As two of the vendors, who together had an approximately 10.65% interest in Blue Sword, were also directors of the 14 Sichuan brewery companies, which were subsidiaries of CR Snow, that part of the acquisition attributable to these two connected persons constituted a connected transaction of the Company.

4. 年內本集團與關連人士進行若干交易；該等交易根據香港聯合交易所有限公司證券上市規則(「上市規則」)構成「持續關連交易」。該等持續關連交易須遵守上市規則第14A.46條的申報規定，有關詳情概述於下文：

(a) **儲油協議及設施管理協議**

於二零零零年一月一日，華潤石油有限公司(「華潤石油」)(該公司於二零零零年年底透過收購而成為本公司的全資附屬公司)就使用柴灣及青衣油庫的儲油設施，而分別與本公司的控股股東華潤集團及華潤集團的附屬公司Art Bill Investment Limited(「ABIL」)訂立儲油協議。由於油庫對華潤石油的業務運作極為重要，故儲油協議為期21年，由二零零零年一月一日起生效。於截至二零零六年十二月三十一日止年度，華潤石油須向華潤集團及ABIL支付的儲油費合共為港幣141,600,000元。

於二零零零年一月一日，華潤集團及ABIL同時就華潤石化(集團)有限公司(「華潤石化」)(該公司於二零零零年年底透過收購而成為本公司的全資附屬公司)於柴灣及青衣油庫提供管理服務，而與華潤石化訂立設施管理協議。設施管理協議亦為期21年。於截至二零零六年十二月三十一日止年度，華潤集團及ABIL須向華潤石化支付的管理費合共為港幣19,992,000元。

Connected Transactions (continued)

4. During the year, the Group conducted certain transactions with connected parties which constituted "continuing connected transactions" under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Details of those continuing connected transactions which are subject to the reporting requirements under Rule 14A.46 of the Listing Rules are summarised as follows:

(a) **Tank storage agreements and facilities management agreements**

On 1 January 2000, China Resources Petroleum Company Limited ("CRPC"), which became a wholly-owned subsidiary of the Company after being acquired in late 2000, entered into a tank storage agreement with each of CRH, the controlling shareholder of the Company, and Art Bill Investment Limited ("ABIL"), a subsidiary of CRH, for the usage of storage capacity at the Chai Wan and Tsing Yi oil depots, respectively. As the oil depots are crucial to the operation of CRPC, the tank storage agreements were entered for a term of 21 years commencing on 1 January 2000. The aggregate storage fee payable by CRPC to CRH and ABIL was HK$141,600,000 for the year ended 31 December 2006.

On 1 January 2000, each of CRH and ABIL entered into a facilities management agreement with China Resources Petrochems (Group) Company Limited ("CRPG"), which became a wholly-owned subsidiary of the Company after being acquired in late 2000, in respect of the provision of management services by CRPG for the Chai Wan and Tsing Yi oil depots, respectively. The facilities management agreements also have a term of 21 years. For the year ended 31 December 2006, the aggregate management fee payable by CRH and ABIL to CRPG was HK$19,992,000.

(b) 設施管理協議及倉儲管理協議

於二零零二年十二月三十一日,潤發倉碼有限公司(「潤發」)(該公司於二零零三年七月透過收購而成為本公司的全資附屬公司)與本公司的控股股東華潤集團訂立設施管理協議(其後根據於二零零三年四月十五日訂立的補充協議作出修訂),由潤發在華潤集團於九龍深水埗擁有的地盤上發展的碼頭及設施提供管理服務。根據協議,潤發向華潤集團支付月費港幣800,000元(由二零零三年七月一日至二零零五年六月三十日)及港幣1,000,000元(由二零零五年七月一日至二零零六年六月三十日),作為有權自費保留向獨立第三者收取的全部貨物處理費、服務費及其他收費(作為華潤集團就有關月份須向潤發支付的服務費)的代價。該協議為期三年零六個月,由二零零三年一月一日起生效,潤發可選擇續約三年。於二零零六年六月二十八日,潤發將該協議續約三年,由二零零六年七月一日起生效。續約期內應付月費為港幣1,000,000元,而所有其他條款及條件則維持不變。

於二零零二年十二月三十一日,潤發亦與華潤集團的全資附屬公司Dragon Rider Development Limited(「DRDL」)訂立倉儲管理協議(並於二零零三年四月十五日修訂),由潤發管理DRDL於九龍深水埗擁有的一個貨倉。根據協議,潤發向DRDL支付月費港幣1,700,000元(由二零零三年七月一日至二零零五年六月三十日)及港幣2,000,000元(由二零零五年七月一日至二零零六年六月三十日),作為有權自費保留向獨立第三者收取的全部特許費及其他收費(作為DRDL就有關月份須向潤發支付的服務費)的代價。該協議的年期與上述設施管理協議的年期相同。於二零零六年六月二十八日,潤發將該協議續約三年,由二零零六年七月一日起生效。續約期內應付月費為港幣2,000,000元,而所有其他條款及條件則維持不變。

於截至二零零六年十二月三十一日止年度,華潤集團及DRDL須向潤發支付的服務費合共達港幣258,496,000元,而潤發須向華潤集團及DRDL支付的月費則合共達港幣36,000,000元。

(b) **Facilities management agreement and godown management agreement**

On 31 December 2002, Yuen Fat Wharf & Godown Company Limited ("Yuen Fat"), which became a wholly-owned subsidiary of the Company after being acquired in July 2003, entered into a facilities management agreement (subsequently amended pursuant to a supplemental agreement dated 15 April 2003) with CRH, the controlling shareholder of the Company, for the provision of management services by Yuen Fat on the port premises and facilities developed on a site owned by CRH in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat had paid CRH a monthly fee of HK$800,000 (from 1 July 2003 to 30 June 2005) and HK$1,000,000 (from 1 July 2005 to 30 June 2006) in consideration for the right to keep, as the service fee payable by CRH to Yuen Fat for that relevant month, all cargo handling fees, service charges and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement was for a term of 3 years and 6 months commencing on 1 January 2003 and was renewable at the option of Yuen Fat for a further 3 years. On 28 June 2006, this agreement was renewed by Yuen Fat for a further term of three years commencing on 1 July 2006. The monthly fee payable is HK$1,000,000 throughout the term and all the other terms and conditions remained unchanged.

On 31 December 2002, Yuen Fat also entered into a godown management agreement (as amended on 15 April 2003) with Dragon Rider Development Limited ("DRDL"), a wholly-owned subsidiary of CRH, for the management, by Yuen Fat, of a godown owned by DRDL in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat had paid DRDL a monthly fee of HK$1,700,000 (from 1 July 2003 to 30 June 2005) and HK$2,000,000 (from 1 July 2005 to 30 June 2006) in consideration for the right to keep, as the service fee payable by DRDL to Yuen Fat for that relevant month, all licence fees and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement has the same term as the above facilities management agreement. On 28 June 2006, this agreement was renewed by Yuen Fat for a further term of three years commencing on 1 July 2006. The monthly fee payable is HK$2,000,000 throughout the term and all the other terms and conditions remained unchanged.

For the year ended 31 December 2006, the aggregate receipt of service fees payable by CRH and DRDL to Yuen Fat amounted to HK$258,496,000 while the aggregate payment of monthly fees by Yuen Fat to CRH and DRDL amounted to HK$36,000,000.

(c) 食品協議

於二零零五年六月三日，本公司的全資附屬公司五豐行有限公司(「五豐行」)分別與下列各關連人士，就向該等人士銷售及／或購買食品訂立同於二零零七年十二月三十一日屆滿的食品協議。根據該等食品協議，五豐行與各關連人士達成協議，倘五豐行集團任何成員公司與上述任何關連人士或其任何聯繫人進行食品交易，有關交易將按一般商業條款進行。五豐行集團任何成員公司向上述人士或其聯繫人支付或收取的價格將為市場價格，或對五豐行集團而言不遜於向獨立第三者支付或收取的價格。下表概述截至二零零六年十二月三十一日止年度的交易詳情。

(c) Foodstuff agreements

On 3 June 2005, Ng Fung Hong Limited ("NFH"), a wholly-owned subsidiary of the Company, entered into the foodstuff agreements for a term ending on 31 December 2007 with each of the connected parties below in relation to the sale and/or purchase of foodstuff products with these parties. Under the foodstuff agreements, NFH and each of these connected parties have agreed that in the event that any member of the NFH group and any of these connected parties or any of its associates enter into a foodstuff transaction, such transaction will be conducted on normal commercial terms. The prices paid or received by any member of the NFH group to or from the above parties or their associates will either be at market prices or at prices no less favourable to the NFH group than those available to or from independent third parties. Details of these transactions for the year ended 31 December 2006 are summarised below.

關連人士 Connected party	關係 Relationship	交易性質 Nature of transactions	截至二零零六年十二月三十一日止年度的交易金額 Amount of transactions for the year ended 31 December 2006 (港幣元) (HK$)
上海市食品進出口公司 Shanghai Foodstuff Import & Export Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of NFH	購買食品 Purchase of foodstuff	52,466,000
中糧發展有限公司 Ceroilfood Development Company Limited	持有五豐行一間附屬公司20%權益的股東的聯繫人 an associate of a 20% shareholder of a subsidiary of NFH	購買食品 Purchase of foodstuff	70,401,000
中國水產總公司 China National Fisheries Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of NFH	銷售食品 Sale of foodstuff	62,202,000
		購買食品 Purchase of foodstuff	1,950,000

(d) 紡織協議

於二零零五年六月三日，本公司的全資附屬公司華潤紡織(集團)有限公司(「華潤紡織」)與本公司的最終控股公司中國華潤總公司(「華潤總公司」)，訂立於二零零七年十二月三十一日屆滿的紡織協議。根據紡織協議，華潤紡織與華潤總公司達成協議，倘華潤紡織集團任何成員公司與華潤總公司集團(本集團除外)任何成員公司買賣與紡織品相關的商品，有關交易將按一般商業條款進行。華潤紡織集團任何成員公司向華潤總公司集團任何成員公司收取的價格將為市場價格，或對華潤紡織或其附屬公司而言不遜於向獨立第三者收取的價格。於截至二零零六年十二月三十一日止年度售予華潤總公司集團的紡織相關產品涉及的金額合共達港幣1,195,000元。

(e) 租賃協議

於二零零五年六月三日，本公司與其最終控股公司華潤總公司訂立於二零零七年十二月三十一日屆滿的租賃協議。華潤總公司集團為從事多種業務的集團，在香港及中國擁有大量物業投資，包括住宅、商業及工業物業。根據租賃協議，本公司與華潤總公司達成協議，倘本公司任何成員公司與華潤總公司集團任何成員公司(本集團除外)訂立租約安排，有關租約將按一般商業條款提供，租期亦不得跨越二零零七年十二月三十一日。華潤總公司集團任何成員公司向本集團任何成員公司定出的租金、管理費及其他收費將為市場價格，或對本集團而言不遜於獨立第三者所提供的價格。

於截至二零零六年十二月三十一日止年度，本集團須向華潤總公司集團支付的租金、管理費及其他相關費用合共達港幣56,384,000元。

(d) Textile agreement

On 3 June 2005, China Resources Textiles (Holdings) Company Limited ("CRT"), a wholly-owned subsidiary of the Company, entered into the textile agreement with China Resources National Corporation ("CRNC"), the ultimate holding company of the Company, for a term ending on 31 December 2007. Under the textile agreement, CRT and CRNC have agreed that in the event that any member of the CRT group and any member of the CRNC group (other than the Group) enter into a transaction of textile related merchandises, such transaction will be conducted on normal commercial terms. The prices received by any member of the CRT group from any member of the CRNC group will be either at market prices or at prices no less favourable to CRT or its subsidiaries than those available from independent third parties. For the year ended 31 December 2006, the aggregate amount of sale of textile related merchandises to the CRNC group amounted to HK$1,195,000.

(e) Tenancy agreement

On 3 June 2005, the Company entered into the tenancy agreement with CRNC, the ultimate holding company of the Company, for a term ending on 31 December 2007. The CRNC group is a conglomerate with significant property investments including residential, commercial and industrial premises in Hong Kong and the PRC. Under the tenancy agreement, the Company and CRNC have agreed that in the event that any member of the Company enters into a lease arrangement with any member of the CRNC group (other than the Group), the terms of the lease will be on normal commercial terms and the lease term will not exceed 31 December 2007. The rent, management fees and other charges set by any member of the CRNC group to any member of the Group will be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

For the year ended 31 December 2006, the aggregate amount of rental, management fees and other related charges payable by the Group to the CRNC group was HK$56,384,000.

關連交易(續)

(f) 裝修協議

於二零零五年六月三日，本公司與其最終控股公司華潤總公司擁有約100%權益的附屬公司優高雅有限公司(「優高雅」)，訂立於二零零七年十二月三十一日屆滿的裝修協議。根據裝修協議，本公司與優高雅達成協議，倘本公司任何成員公司向優高雅集團任何成員公司或其任何聯繫人批授設計、裝修及佈置本集團屬下辦公室、零售門市及投資物業的合約，所提供的服務將按裝修協議所述的一般商業條款收費。優高雅或其附屬公司或其任何聯繫人向本集團任何成員公司收取的價格將為市場價格，或對本集團而言不遜於獨立第三者所提供的價格。於截至二零零六年十二月三十一日止年度，優高雅集團或其任何聯繫人收取的費用共達港幣5,412,000元。

董事委聘本公司／附屬公司的核數師就本集團的持續關連交易進行若干經各方同意的工作程序。該等程序純粹為協助本公司董事根據上市規則第14A.38條評估上述持續關連交易是否：

(a) 已獲本公司董事批准；

(b) 乃根據該等交易所屬有關協議的條款訂立；

(c) 乃根據本集團的定價政策訂立(倘交易涉及由本集團提供貨品或服務)；及

(d) 並未超過截至二零零六年十二月三十一日止財政年度的有關上限。

Connected Transactions (continued)

(f) Decoration agreement

On 3 June 2005, the Company entered into the decoration agreement with Uconia Company Limited ("Uconia"), an approximately 100% owned subsidiary of CRNC which in turn is the ultimate holding company of the Company, for a term ending on 31 December 2007. Under the decoration agreement, the Company and Uconia have agreed that in the event that any member of the Company grants a contract to any member of the Uconia group or any of its associates for the design, decoration and furnishing of the Group's offices, retail outlets and investment properties, the services rendered will be charged on normal commercial terms as described in the decoration agreement. The prices charged by Uconia or its subsidiaries or any of their associates to any member of the Group will either be at market prices or at prices no less favourable to the Group than those available from independent third parties. For the year ended 31 December 2006, the aggregate amount charged by the Uconia group or any of its associates totalled HK$5,412,000.

The directors engaged the auditors of the Company/subsidiary to perform certain agreed upon procedures in respect of continuing connected transactions of the Group. The procedures were performed solely to assist the directors of the Company to evaluate in accordance with Rule 14A.38 of the Listing Rules whether, the above continuing connected transactions:

(a) had received the approval of the directors of the Company;

(b) had been entered into in accordance with the terms of the relevant agreements governing such transactions;

(c) had been entered into in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group; and

(d) had not exceeded the relevant cap amounts for the financial year ended 31 December 2006.

關連交易(續)

本公司／附屬公司的核數師已就此等工作程序向董事據實匯報結果，並表示核數師所選取的樣本均符合上文的第(a)及(b)項。就(c)項而言，所選取的樣本(指在適用情況下)符合本集團的定價政策。就(d)項而言，核數師曾將上文4(a)至4(f)節所載各類關連交易的總金額作比較，匯報該等總金額並未超過截至二零零六年十二月三十一日止年度的有關上限。

本公司的獨立非執行董事已審閱該等交易，並確認持續關連交易乃：

(a) 在本集團的一般及日常業務過程中訂立；

(b) 按一般商業條款或(倘沒有足夠類似交易以資比較)對本集團而言不遜於提供予獨立第三者或獨立第三者所提供的條款訂立；及

(c) 根據該等交易所屬有關協議按公平合理及符合本公司股東整體利益的條款訂立。

附屬公司及聯營公司

於二零零六年十二月三十一日，各主要附屬及聯營公司之詳細資料刊載於第161頁至第169頁。

本公司及附屬公司之證券交易

本公司於年內已經發行或授出購股權之詳情載於財務報告附註三十一內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

Connected Transactions (continued)

The auditors of the Company/subsidiary have reported their factual findings on these procedures to the directors that the samples the auditors selected were in agreement in respect of items (a) and (b) above. In respect of item (c), the samples selected were, where applicable, in accordance with the pricing policies of the Group. In respect of item (d), the auditors compared the aggregate amount for each type of connected transactions as set out in section 4(a) to 4(f) above and reported that such aggregate amounts had not exceeded the relevant cap amounts for the year ended 31 December 2006.

The independent non-executive directors of the Company have reviewed these transactions and confirmed that the continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms or, if there are not sufficient comparable transactions, on terms no less favourable to the Group than terms available to or from independent third parties; and

(c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates as at 31 December 2006 are set out on pages 161 to 169.

Transactions in Securities of the Company and Subsidiaries

Details of the share options issued or granted during the year by the Company are set out in note 31 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

公眾持股量

就可提供本公司之公開資料及本公司董事所知，於本報告日，本公司已發行股份有足夠並不少於上市規則規定25%之公眾持股量。

Public Float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

結算日後之事項

本集團結算日後之重大事項詳情刊載於財務報告附註三十八。

Post Balance Sheet Events

Details of the significant post balance events of the Group are set out in note 38 to the financial statements.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事會命
李業華
公司秘書

香港，二零零七年四月四日

On behalf of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 4 April 2007

Deloitte.
德勤

致華潤創業有限公司
全體股東
(於香港註冊成立的有限公司)

本核數師行已完成審核載於第85至第169頁的華潤創業有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)綜合財務報表,此綜合財務報表包括於二零零六年十二月三十一日的綜合資產負債表及 貴公司資產負債表及截至該日止年度的綜合損益表、綜合股東權益變動表及綜合現金流量表、以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

本行的責任是根據本行的審核對綜合財務報表作出意見,並根據香港公司條例第141條只向作為法人團體的股東報告。除此以外,本行的報告書不可用作其他用途。本行概不會就本報告書的內容,對任何其他人士負責或承擔法律責任。本行已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求本行遵守道德規範,並規劃及執行審核,以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

TO THE SHAREHOLDERS OF
CHINA RESOURCES ENTERPRISE, LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Resources Enterprise, Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 85 to 169, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

本行相信，本行所獲得的審核憑證是充足和適當地為本行的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

本行認為，綜合財務報表均真實而公平地反映　貴公司與及　貴集團於二零零六年十二月三十一日的財務狀況及　貴集團截至該日止全年度的溢利及現金流量，並已按照香港財務報告準則及香港公司條例的披露要求而妥善編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

德勤‧關黃陳方會計師行
執業會計師

香港
二零零七年四月四日

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
4 April 2007

綜合損益表
Consolidated Profit and Loss Account

截至2006年12月31日年度 For the year ended 31 December 2006

		附註 Notes	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
營業額	Turnover	5	**65,437**	53,891
銷售成本	Cost of sales		**(54,211)**	(44,698)
毛利	Gross profit		**11,226**	9,193
其他收入	Other income	6	**1,933**	1,673
銷售及分銷費用	Selling and distribution expenses		**(6,772)**	(5,452)
一般及行政費用	General and administrative expenses		**(2,297)**	(2,153)
財務成本	Finance costs	7	**(454)**	(440)
應佔聯營公司業績淨額	Share of net results of associates		**333**	354
除稅前溢利	Profit before taxation		**3,969**	3,175
稅項	Taxation	12	**(644)**	(557)
本年度溢利	Profit for the year	8	**3,325**	2,618
分配於：	Attributable to:			
本公司股東權益	Shareholders of the Company		**2,776**	2,220
少數股東權益	Minority interests		**549**	398
			3,325	2,618
每股盈利	Earnings per share	14		
基本	Basic		**HK$1.19**	HK$1.02
攤薄	Diluted		**HK$1.17**	HK$1.00

綜合資產負債表
Consolidated Balance Sheet

於2006年12月31日 At 31 December 2006

		附註 Notes	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	15	**5,899**	5,402
一持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	15	**1,950**	2,060
一其他物業、機器及設備	– Other property, plant and equipment	15	**15,191**	13,974
商譽	Goodwill	16	**3,481**	3,084
其他無形資產	Other intangible assets	17	**113**	630
於聯營公司之權益	Interests in associates	20	**1,153**	1,070
可售投資	Available for sale investments	21	**53**	77
預付款項	Prepayments	22	**467**	411
遞延税項資產	Deferred taxation assets	30	**123**	140
			28,430	26,848
流動資產	**Current assets**			
存貨	Stocks	23	**6,725**	6,490
貿易及其他應收款項	Trade and other receivables	24	**5,366**	5,616
衍生金融工具	Derivative financial instruments	25	**163**	70
可退回税項	Taxation recoverable		**14**	22
現金及銀行結存	Cash and bank balances	26	**7,056**	6,926
			19,324	19,124
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(12,554)**	(11,550)
衍生金融工具	Derivative financial instruments	25	**(167)**	(85)
短期貸款	Short term loans	29a	**(4,997)**	(5,169)
應付税項	Taxation payable		**(208)**	(234)
			(17,926)	(17,038)
流動資產淨值	**Net current assets**		**1,398**	2,086
總資產減流動負債	**Total assets less current liabilities**		**29,828**	28,934
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	29b	**(3,840)**	(5,040)
遞延税項負債	Deferred taxation liabilities	30	**(1,023)**	(951)
			24,965	22,943

		附註 Notes	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
股本及儲備	**Capital and reserves**			
股本	Share capital	31	**2,358**	2,233
儲備	Reserves	32	**16,783**	15,963
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**19,141**	18,196
少數股東權益	**Minority interests**		**5,824**	4,747
總權益	**Total equity**		**24,965**	22,943

陳樹林 Chen Shulin
董事 Director

姜智宏 Keung Chi Wang, Ralph
董事 Director

資產負債表
Balance Sheet

於2006年12月31日 At 31 December 2006

		附註 Notes	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	15	**51**	51
一其他物業、機器及設備	– Other property, plant and equipment	15	**5**	5
於附屬公司之權益	Interests in subsidiaries	18	**16,684**	15,794
			16,740	15,850
流動資產	**Current assets**			
貿易及其他應收款項	Trade and other receivables	24	**1,079**	281
現金及銀行結存	Cash and bank balances	26	**622**	1,652
			1,701	1,933
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(71)**	(238)
應付税項	Taxation payable		**(1)**	(6)
			(72)	(244)
流動資產淨值	**Net current assets**		**1,629**	1,689
總資產減流動負債	**Total assets less current liabilities**		**18,369**	17,539
非流動負債	**Non-current liabilities**			
遞延税項負債	Deferred taxation liabilities	30	**(8)**	(8)
			18,361	17,531
股本及儲備	**Capital and reserves**			
股本	Share capital	31	**2,358**	2,233
儲備	Reserves	32	**16,003**	15,298
			18,361	17,531

陳樹林 Chen Shulin
董事 Director

姜智宏 Keung Chi Wang, Ralph
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至2006年12月31日止年度 For the year ended 31 December 2006

		附註 Notes	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
經營活動之現金流量	**Cash flows from operating activities**			
經營所得之現金	Cash generated from operations	33A	**5,388**	3,951
已付香港利得稅	Hong Kong Profits Tax paid		**(208)**	(215)
已付中國內地所得稅	Chinese Mainland income tax paid		**(332)**	(193)
已付海外利得稅	Overseas profit tax paid		**(2)**	(5)
退還香港利得稅	Hong Kong Profits Tax refunded		**7**	4
退還中國內地所得稅	Chinese Mainland income tax refunded		**2**	-
經營活動之現金流入淨額	**Net cash from operating activities**		**4,855**	3,542
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**184**	468
出售可售投資及來自可售投資之還款	Proceeds from disposal of and repayment from available for sale investments		**1**	117
已收聯營公司股息	Dividends received from associates		**206**	216
已收可售投資股息	Dividends received from available for sale investments		**7**	5
已收利息	Interest received		**269**	170
購入固定資產	Purchase of fixed assets		**(3,127)**	(2,861)
預付租金按金	Prepayment for rental deposit		**(57)**	(57)
購買持作自用的營業租約土地權益之預付款	Prepayments on purchase of interests in leasehold land held for own use under operating leases		**(56)**	-
出售附屬公司/業務(減除出售之現金及現金等值)	Disposal of subsidiaries/business (net of cash and cash equivalent disposed of)	33B	**1,970**	497
出售聯營公司所得款項	Proceeds from disposal of associates		**8**	739
收購附屬公司/業務(減除收購所得之現金及現金等值)	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	33C	**(583)**	(300)
增購附屬公司權益	Acquisition of additional interests in subsidiaries		**(17)**	(23)
用於投資活動之淨現金	**Net cash used in investing activities**		**(1,195)**	(1,029)

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
融資活動之現金流量	**Cash flows from financing activities**		
已付股息	Dividends paid	**(3,265)**	(640)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries	**(156)**	(177)
已付融資租約費用	Finance lease charges paid	**(1)**	(1)
已付利息	Interest paid	**(786)**	(304)
發行普通股所得款項淨額	Net proceeds from issue of ordinary shares	**1,107**	436
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings	**10,110**	6,880
償還銀行及其他借貸	Repayment of bank and other borrowings	**(11,245)**	(6,684)
融資租賃付款之資本部份	Capital elements of finance lease rental payment	**(7)**	(2)
少數股東注資	Contribution from minority shareholders	**633**	17
用於融資活動之淨現金	**Net cash used in financing activities**	**(3,610)**	(475)
淨現金及現金等值增加	**Net increase in cash and cash equivalents**	**50**	2,038
匯率調整之影響	Effect on foreign exchange rate changes	**80**	34
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**6,926**	4,854
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**	**7,056**	6,926
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**7,056**	6,926

綜合股東權益變動表
Consolidated Statement of Changes in Equity

截至2006年12月31日止年度 For the year ended 31 December 2006

		本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital	股份溢價 Share premium	估值儲備 Valuation reserve	僱員股份補償儲備 Employee share-based compensation reserve	認股權證儲備 Warrant reserve	對沖儲備 Hedge reserve	匯兑儲備 Exchange reserve	保留溢利 Retained profits	合計 Total		
		港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於二零零六年一月一日	At 1 January 2006	2,233	11,624	4	145	168	3	188	3,831	18,196	4,747	22,943
匯率調整	Exchange rate adjustments	-	-	-	-	-	-	363	-	363	126	489
可售投資公允價值調整	Fair value adjustment on available for sale investments	-	-	2	-	-	-	-	-	2	-	2
確認衍生金融工具公允價值變動	Recognition of changes in fair value on derivative financial instruments	-	-	-	-	-	(14)	-	-	(14)	-	(14)
直接確認為權益之收入淨額	Net income/(expense) recognised directly in equity	-	-	2	-	-	(14)	363	-	351	126	477
因結算衍生金融工具而轉出	Release upon settlement of derivative financial instruments	-	-	-	-	-	(2)	-	-	(2)	-	(2)
因出售附屬公司而轉出	Release due to disposal of subsidiaries	-	-	-	-	-	-	(45)	-	(45)	-	(45)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	2,776	2,776	549	3,325
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	2	-	-	(16)	318	2,776	3,080	675	3,755
按溢價發行股份	Share issued at premium	125	983	-	-	-	-	-	-	1,108	-	1,108
發行股份費用	Share issue expenses	-	(1)	-	-	-	-	-	-	(1)	-	(1)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	53	53
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	(9)	(9)
出售附屬公司	Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(119)	(119)
於償還複合金融工具時轉出	Release upon repayment of compound financial instruments	-	-	-	-	(168)	-	-	168	-	-	-
股息	Dividends	-	-	-	-	-	-	-	(3,265)	(3,265)	(156)	(3,421)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	633	633
僱員購股權福利	Employee share option benefits	-	-	-	23	-	-	-	-	23	-	23
		125	982	2	23	(168)	(16)	318	(321)	945	1,077	2,022
於二零零六年十二月三十一日	At 31 December 2006	2,358	12,606	6	168	-	(13)	506	3,510	19,141	5,824	24,965

綜合股東權益變動表 Consolidated Statement of Changes in Equity

截至2006年12月31日止年度 For the year ended 31 December 2006

		本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣百萬元 HK$ million	股份溢價 Share premium 港幣百萬元 HK$ million	估值儲備 Valuation reserve 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensation reserve 港幣百萬元 HK$ million	認股權證儲備 Warrant reserve 港幣百萬元 HK$ million	對沖儲備 Hedge reserve 港幣百萬元 HK$ million	匯兌儲備 Exchange reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於二零零五年一月一日	At 1 January 2005	2,123	10,637	2	92	168	(27)	9	2,246	15,250	4,812	20,062
應佔聯營公司儲備	Share of reserves in associates	-	-	2	-	-	-	-	5	7	-	7
匯率調整	Exchange rate adjustments	-	-	-	-	-	-	179	-	179	74	253
確認衍生金融工具公允價值權益	Recognition of fair value gain on derivative financial instruments	-	-	-	-	-	30	-	-	30	-	30
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	2	-	-	30	179	5	216	74	290
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	2,220	2,220	398	2,618
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	2	-	-	30	179	2,225	2,436	472	2,908
按溢價發行股份	Share issued at premium	110	987	-	-	-	-	-	-	1,097	-	1,097
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	2	2
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	(346)	(346)
因出售附屬公司而轉出	Release due to disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(33)	(33)
股息	Dividends	-	-	-	-	-	-	-	(640)	(640)	(177)	(817)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	17	17
僱員購股權福利	Employee share option benefits	-	-	-	53	-	-	-	-	53	-	53
		110	987	2	53	-	30	179	1,585	2,946	(65)	2,881
於二零零五年十二月三十一日	At 31 December 2005	2,233	11,624	4	145	168	3	188	3,831	18,196	4,747	22,943

財務報告附註
Notes to the Financial Statements

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零六年十二月三十一日的最終控股公司是於中國內地成立的中國華潤總公司(「中國華潤」)。本公司註冊辦事處及主要營業地點的地址載於年報內。

本集團主要從事零售、飲品、食品加工及經銷、紡織、物業投資以及石油及相關產品經銷。本公司之主要業務為物業投資及投資控股，而其主要附屬公司及聯營公司之業務刊載於第161頁至第169頁。

乙 財務報告編製基準

截至二零零六年十二月三十一日止年度的財務報告乃根據香港公認會計原則編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定的適用披露事項。

丙 會計政策變動

在以往年度，本集團於共同控制實體的權益採用權益法入賬，乃按本集團應佔有關實體的資產淨值加收購商譽及減除任何已確定的減值虧損後列於綜合資產負債表。

由二零零六年一月一日起，本集團在確認共同控制實體的權益時採用香港會計準則(「會計準則」)第31號「於共同控制實體的權益」所載的比例合併法。董事認為使用比例合併法可更準確反映本集團於共同控制實體所持權益的具體及經濟現實。

根據比例合併法，本集團應佔共同控制實體的資產、負債及收支乃按逐項對應基準與本集團財務報告中的類似項目合併計算。

1. General

A. Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2006 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland. The address of the registered office and principal place of business of the Company is disclosed in the annual report.

The Group is principally engaged in retail, beverage, food processing and distribution, textile, property investment and petroleum and related products distribution businesses. The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 161 to 169.

B Basic of preparation of the financial statements

The financial statements for the year ended 31 December 2006 have been prepared in accordance with accounting principles generally accepted in Hong Kong. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

C Change in Accounting Policy

In prior years, interests in jointly controlled entities were accounted for using the equity method, which are stated on the consolidated balance sheet at the Group's share of net assets of the entities plus goodwill arising on acquisitions, less any identified impairment loss.

With effect from 1 January 2006, the Group adopts the proportionate consolidation method as set out in the Hong Kong Accounting Standard ("HKAS") 31 "Interests in Jointly Controlled Entities" for the recognition of interests in jointly controlled entities. The Directors of the Company consider that the use of proportionate consolidation method better reflects the substance and economic reality of the Group's interests in jointly controlled entities.

Under the proportionate consolidation method, the Group's share of assets, liabilities, income and expenses of joint controlled entities is combined on a line-by-line basis with similar items in the Group's financial statements.

一. 一般事項(續)

丙 會計政策變動(續)

雖然更改會計政策不致改變本集團於二零零五年十二月三十一日的資產淨值，對本集團截至二零零五年十二月三十一日止年度的股東應佔綜合損益亦不構成任何影響，但對綜合賬目內的個別項目可能會構成一定變動。因此，對會計政策作出的變動已按追溯基準引用，比較數據亦因應已改變的會計政策予以重列。會計政策詳情刊載於附註二丙中。

(i) ***重列前期及期初結餘***

(1) 截止二零零五年十二月三十一日止年度綜合損益表之影響

1. **General** (continued)

C **Change in Accounting Policy** (continued)

Although the change in accounting policy does not have any effect on the Group's net assets as at 31 December 2005 and the Group's consolidated profit attributable to shareholders for the year ended 31 December 2005, it would result in certain changes in individual line items of the consolidated accounts. The new accounting policy has been applied retrospectively and the comparatives have been restated accordingly. Details of the accounting policy are set out in note 2C.

(i) Restatement of prior periods and opening balances

(1) Effect on the consolidated profit and loss account for the year ended 31 December 2005

		二零零五年 2005 (以往呈報) (As previously reported) 港幣百萬元 HK$ million	會計政策變動之影響 Effect of change in accounting policy 港幣百萬元 HK$ million	二零零五年 2005 (重列) (As restated) 港幣百萬元 HK$ million
營業額	Turnover	53,584	307	53,891
銷售成本	Cost of sales	(44,439)	(259)	(44,698)
毛利	Gross profit	9,145	48	9,193
其他收入	Other income	1,661	12	1,673
銷售及分銷費用	Selling and distribution expenses	(5,449)	(3)	(5,452)
一般及行政費用	General and administrative expenses	(2,102)	(51)	(2,153)
財務成本	Finance costs	(439)	(1)	(440)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities	5	(5)	-
應佔聯營公司業績淨額	Share of net results of associates	354	-	354
除税前溢利	Profit before taxation	3,175	-	3,175
税項	Taxation	(557)	-	(557)
本年度溢利	Profit for the year	2,618	-	2,618
分配於：	Attributable to:			
本公司股東權益	Shareholders of the Company	2,220	-	2,220
少數股東權益	Minority interests	398	-	398
		2,618	-	2,618

一. 一般事項(續)　　1. **General** (continued)

丙 會計政策變動(續)　　C **Change in Accounting Policy** (continued)

(i) *重列前期及期初結餘(續)*　　*(i)* *Restatement of prior periods and opening balances* (continued)

(2) 於二零零五年十二月三十一日綜合資產負債表之影響　　(2) Effect on the consolidated balance sheet as at 31 December 2005

		二零零五年 2005 (以往呈報) (As previously reported) 港幣百萬元 HK$ million	會計政策變動之影響 Effect of change in accounting policy 港幣百萬元 HK$ million	二零零五年 2005 (重列) (As restated) 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
－投資物業	– Investment properties	5,402	–	5,402
－持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	2,055	5	2,060
－其他物業、機器及設備	– Other property, plant and equipment	13,398	576	13,974
商譽	Goodwill	3,084	–	3,084
其他無形資產	Other intangible assets	227	403	630
於共同控制實體之權益	Interests in jointly controlled entities	896	(896)	–
於聯營公司之權益	Interests in associates	1,070	–	1,070
可售投資	Available for sale investments	58	19	77
預付款項	Prepayments	411	–	411
遞延税項資產	Deferred taxation assets	140	–	140
		26,741	107	26,848
流動資產	**Current assets**			
存貨	Stocks	6,473	17	6,490
貿易及其他應收款項	Trade and other receivables	5,487	129	5,616
衍生金融工具	Derivative financial instruments	70	–	70
可退回税項	Taxation recoverable	22	–	22
現金及銀行結存	Cash and bank balances	6,668	258	6,926
		18,720	404	19,124

一. 一般事項(續)

丙 會計政策變動(續)

(i) ***重列前期及期初結餘(續)***

(2) 於二零零五年十二月三十一日綜合資產負債表之影響(續)

1. General (continued)

C Change in Accounting Policy (continued)

(i) Restatement of prior periods and opening balances (continued)

(2) Effect on the consolidated balance sheet as at 31 December 2005 (continued)

		二零零五年 2005 (以往呈報) (As previously reported) 港幣百萬元 HK$ million	會計政策變動之影響 Effect of change in accounting policy 港幣百萬元 HK$ million	二零零五年 2005 (重列) (As restated) 港幣百萬元 HK$ million
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	(11,268)	(282)	(11,550)
衍生金融工具	Derivative financial instruments	(85)	–	(85)
短期貸款	Short term loans	(5,169)	–	(5,169)
應付税項	Taxation payable	(234)	–	(234)
		(16,756)	(282)	(17,038)
流動資產淨值	**Net current assets**	1,964	122	2,086
總資產減流動負債	**Total assets less current liabilities**	28,705	229	28,934
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	(4,811)	(229)	(5,040)
遞延税項負債	Deferred taxation liabilities	(951)	–	(951)
		22,943	–	22,943
資本及儲備	**Capital and reserves**			
股本	Share capital	2,233	–	2,233
儲備	Reserves	15,963	–	15,963
本公司股東應佔權益	**Equity attributable to shareholders of the Company**	18,196	–	18,196
少數股東權益	**Minority interests**	4,747	–	4,747
總權益	**Total equity**	22,943	–	22,943

一. 一般事項(續)

丁(i) 採納新及經修訂香港財務報告準則及詮釋

香港會計師公會頒佈了多項新及經修訂會計準則及香港財務報告準則(「財務報告準則」),由二零零六年一月一日起財政年度生效,或可供於該年度提早採納。本年度內,本集團採納了下列與本集團截至二零零六年十二月三十一日止年度業務相關的修訂及詮釋。

會計準則第39號(修訂)	預測集團內交易的現金流對沖會計
會計準則第39號(修訂)	以公允值入賬的選擇
會計準則第39號及財務報告準則第4號(修訂)	財物擔保合約
財務報告準則詮釋第4號	確定一項安排是否包含租賃

採納上述修訂及詮釋對本集團及本公司的業績及財務狀況並無重大影響,亦未導致本集團的會計政策出現顯著改變,故毋須作出以往年度調整。

丁(ii) 尚未生效的會計準則及詮釋

本集團並未提前採用該等已頒佈但尚未生效的新準則,修訂及詮釋。本公司董事預計採用該等準則,修訂或詮釋不會對本集團的財務報告構成重大影響。

會計準則第1號(修訂)	資本披露
財務報告準則第7號	金融工具:披露
財務報告準則第8號	營運分類
財務報告準則詮釋第7號	根據會計準則第29號「在惡性通貨膨脹經濟中的財務報告」引用重述方法
財務報告準則詮釋第8號	財務報告準則第2號之範疇
財務報告準則詮釋第9號	附帶內在衍生工具之重新評估
財務報告準則詮釋第10號	中期財務報告及減值
財務報告準則詮釋第11號	財務報告準則第2號一集團及庫存股份交易
財務報告準則詮釋第12號	服務經營權安排

1. General (continued)

D(i) Adoption of new and revised Accounting Standards and Interpretation

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKAS and Hong Kong Financial Reporting Standards ("HKFRS") that are effective or available for early adoption for the financial year beginning 1 January 2006. In the current year, the Group has adopted the following amendments and interpretation, which are relevant to the Group's operations for the financial year ended 31 December 2006.

HKAS 39 (Amendment)	Cash Flow Hedges Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS Intrepretation 4	Determining whether an Arrangement contains a Lease

The adoption of the above amendments and interpretation had no material effects on the Group's and the Company's results and financial position and did not result in substantial changes to the Group's accounting policies. No prior year adjustment has been made.

D(ii) Accounting Standards and Interpretations that are not yet effective

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HKFRS Interpretation 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"
HKFRS Interpretation 8	Scope of HKFRS 2
HKFRS Interpretation 9	Reassessment of Embedded Derivatives
HKFRS Interpretation 10	Interim Financial Reporting and Impairment
HKFRS Interpretation 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS Interpretation 12	Service Concession Arrangements

二. 主要會計政策

甲 綜合入賬

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙及丁所載基準將本集團於共同控制實體及聯營公司之權益一併納入計算。於年內收購或出售之附屬公司、共同控制實體及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止(視情況而定)納入計算。所有集團內部之重大交易及結餘已於綜合入賬時對銷。

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事會或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司按已收及應收股息計算附屬公司之業績。

丙 共同控制實體

共同控制實體乃根據合約安排而成立並持作長期投資的合營企業，本集團與其他訂約方根據合約安排而進行的經濟活動須受共同控制。共同控制實體之業績及資產與負債乃採用比例合併法列入綜合財務報告。本集團將其應佔共同控制實體之個別收入與開支、資產與負債以及現金流量項目與綜合財務報告之類似項目合併計算。本集團確認其向共同控制實體出售資產時其他合營方所得相應部分收益或虧損。本集團不會確認本集團向共同控制實體購買資產應佔之共同控制實體盈利或虧損，直至本集團向獨立第三方轉售有關資產為止。然而，倘交易錄得虧損，且有證據顯示現有資產之可變現淨值減少或出現減值虧損，則會即時確認虧損。

2. Principal Accounting Policies

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in notes 2C and 2D below. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. All material intra-group transactions and balances have been eliminated on consolidation.

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Jointly Controlled Entities

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control. The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using proportionate consolidation method. Under the proportionate consolidation method, the Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entity that it is attributable to the other venturers. The Group does not recognises its share of profits and losses from the jointly controlled entity that result from the Group's purchase of assets from the jointly controlled entity until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

二. 主要會計政策(續)

丁 聯營公司

聯營公司乃指附屬公司及共同控制實體以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。聯營公司之業績及資產與負債乃採用權益會計法列入綜合財務報告。根據權益法，於聯營公司之投資乃按成本列入綜合資產負債表，並就本集團應佔損益於收購後之變動及於聯營公司權益之變動作出調整及減除任何已確定之減值虧損。當本集團應佔一間聯營公司之虧損相當於或高出其於該聯營公司之權益，本集團即不再確認應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。於綜合資產負債表內，於聯營公司之權益乃按本集團應佔有關聯營公司之淨資產另加收購商譽(已計及下文附註二戊之商譽政策)列賬。

戊 商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團佔所收購附屬公司／共同控制實體／聯營公司可予確定資產與負債於收購日期之公允價值之權益差額。商譽於報告日期或有迹象顯示商譽涉及之現金產生單位可能出現減值時進行減值測試。該項商譽乃按成本減累積減值虧損列賬。商譽之減值虧損於綜合損益表中確認，且於日後不予撥回。於日後出售附屬公司、共同控制實體或聯營公司時，已撥充資本的應計商譽均列作釐定出售損益之考慮因素。

本集團由二零零五年一月一日起按追溯基準引用財務報告準則第3號「企業併購」。於二零零一年一月一日之前進行收購所產生的商譽繼續確認為一項於權益中扣減的項目，且不應於本集團出售該項商譽所涉及之全部或部份業務或當商譽涉及之現金產生單位出現減值時在綜合損益表中確認。

2. Principal Accounting Policies (continued)

D Associates

An associate is an enterprise, not being a subsidiary nor a jointly controlled entity, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus goodwill arising on acquisitions taking into effect the policy on goodwill in note 2E.

E Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/jointly controlled entity/an associate at the date of acquisition. Goodwill is tested for impairment at the reporting date and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. Such goodwill is carried at cost less accumulated impairment losses. An impairment loss for goodwill is recognised in the consolidated profit and loss account and is not reversed in a subsequent period. On subsequent disposal of a subsidiary, a jointly controlled entity or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising on acquisitions prior to 1 January 2001 continues to be recognised as a deduction from equity and should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired.

二. 主要會計政策(續)

戊 商譽(續)

就於二零零一年一月一日或之後及於二零零五年一月一日之前進行收購所產生的資本化商譽，本集團已由二零零五年一月一日起停止攤銷，而該項商譽乃於報告日期及在有迹象顯示該項商譽涉及之現金產生單位可能出現減值時進行減值測試。

收購附屬公司、共同控制實體或聯營公司所產生之收購折讓指本集團於所收購附屬公司／共同控制實體／聯營公司名下可確定資產、負債及或然負債於收購日期之公允價值所佔權益高出收購成本之數額。附屬公司及共同控制實體之收購折讓即時列入綜合損益表確認。在釐定本集團應佔聯營公司於購入有關投資期間之業績時，聯營公司之收購折讓列作收入計算。

己 金融資產及負債

本集團的金融資產視乎收購有關資產的目的而可劃分為「按公允價值計入損益的金融資產」、「供出售的金融資產」、「貸款及應收款項」及「持有至期滿的金融資產」。金融負債劃分為「按公允價值計入損益的金融負債」及「按公允價值計入損益的金融負債以外的金融負債(其他金融負債)」。分類及計值詳情如下：

(甲) 按公允價值計入損益的金融資產

按公允價值計入損益的金融資產初步按公允價值進行計值，可再細分為持有作買賣用途的金融資產及於首次確認時按公允價值計入損益的金融資產兩個類別。於首次確認後之每個資產負債表結算日，按公允價值計入損益的金融資產均按公允價值計算價值，而公允價值之變動則直接在出現變動期間之損益表中確認。

2. Principal Accounting Policies (continued)

E Goodwill (continued)

For previously capitalised goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment at the reporting date, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

A discount on acquisition arising on an acquisition of a subsidiary, a jointly controlled entity or an associate represents the excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/jointly controlled entity/an associate at the date of acquisition over the cost of acquisition. Discount on acquisition of a subsidiary and jointly controlled entity are recognised immediately in the consolidated profit and loss account. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the Groups' share of results of associate in the period in which the investment is acquired.

F Financial assets and liabilities

The Group's financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" and "held-to-maturity financial assets" dependent on the purpose for which the assets are acquired. Financial liabilities are classified as "financial liabilities at fair value through profit or loss" and financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities). Details of classifications and measurements are as follows:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially measured at fair value and have two sub-categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

二. 主要會計政策(續)

己 金融資產及負債(續)

(乙) *貸款及應收款項*

貸款及應收款項為附帶固定或可確定金額付款之非衍生金融資產(並非在交投活躍之市場掛牌)。於首次確認後之每個資產負債表結算日,貸款及應收款項乃採用實際利息法按攤銷成本減任何已確定之減值虧損後列賬。

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認,按該資產之賬面值與按原始實際利率折讓之估計未來現金流量現值兩者間之差額衡量。當有關資產的可收回款項之增額可客觀地證實涉及某件於確認減值之後發生的事件時,則減值虧損可於其後予以撤銷,但必須遵守一項限制,即有關資產於撤銷減值當日之賬面值不得超逾倘不確認減值而原應出現的攤銷成本。

(丙) *持有至期滿的投資*

持有至期滿的投資為附帶固定或可確定金額付款及有固定期限,且本集團之管理層有意及有能力持有至期滿之非衍生金融資產。持有至期滿的投資初步按公允價值另加交易成本列入資產負債表,其後採用實際利息法按攤銷成本減任何已確定之減值虧損列入資產負債表。

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認,按該資產之賬面值與於首次確認時按實際利率計算折讓之估計未來現金流量現值兩者間之差額衡量。倘於其後減值虧損減少,而其成因可客觀地證實涉及某件於確認減值虧損之後發生的事件時,減值虧損可在損益表中撤銷。撤銷減值虧損不得導致有關資產的賬面值超逾倘不於以往年度確認減值虧損所應釐定之賬面值。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(c) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost using the effective interest method, less any identified impairment losses.

An impairment loss is recognised in the profit and loss account when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

二. 主要會計政策(續)

己 金融資產及負債(續)

(丁) 可售投資

可售投資為指定須列入此類別或不屬於任何其他類別之非衍生工具。除非管理層擬於結算日起計十二個月內出售有關投資，否則列作非流動資產。

本集團持有若干並無在活躍市場上提供市場報價且無法可靠地衡量其公允價值之股本證券投資。該等可售投資乃按成本減減值列賬。除此之外，可售投資於首次確認時按公允價值加交易成本列賬。公允價值須於每個結算日重新計量，所得損益直接確認為權益，直至有關之金融資產被出售或被確定出現減值為止，屆時已經確認為權益之累積損益須自權益中撇除，並在損益表中確認。

倘有客觀迹象顯示股權投資出現減值，減值虧損在損益表確認。減值虧損金額為有關股權投資賬面值與類似金融資產按現行市場回報率折讓計算之估計未來現金流量現值兩者間之差額。該等減值虧損不會於日後撥回。倘日後該等股權投資之公允價值上升，增加之數直接確認為權益。

(戊) 按公允價值計入損益的金融負債

於首次確認後之每個結算日，按公允價值計入損益的金融負債按公允價值計量，公允價值變動於出現變動之期間直接在損益表確認。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(d) Available for sale investments

Available for sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months from the balance sheet date.

The Group holds certain investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably. These available for sale investments are stated at cost less impairments. Apart from this, available for sale investments are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the profit and loss account.

An impairment loss is recognised in the profit and loss account when there is objective evidence that the equity investment is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the equity investment and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods. Any subsequent increase in the fair value of such equity investments is recognised directly in equity.

(e) Financial liabilities at fair value through profit or loss

At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

二. 主要會計政策(續)

己 金融資產及負債(續)

(己) 其他金融負債

其他金融負債日後採用實際利率法按攤銷成本計量。

可換股債券

可換股債券於首次確認時將負債及股本部份分開列賬。於首次確認時，負債部份乃採用類似非轉換債項之市場利率釐定公允價值。發行可換股債券所得款項與負債部份所賦公允價值兩者間之差額代表持有人將債券兌換為股本之蘊含認購期權，列入認股權證儲備。

於以後期間，可換股債券之負債部份採用實際利息法按攤銷成本列賬。股本部份仍列入認股權證儲備，直至蘊含之期權予以行使為止。倘有關期權於屆滿日期仍未行使，列入認股權證儲備之結餘將轉撥至保留溢利。兌換或屆滿均不在損益表確認損益。

庚 固定資產

(甲) 投資物業

投資物業為已完成建築工程及持有作長線收租及／或資本增值用途之土地及樓宇權益。該等物業按公允價值列入資產負債表。投資物業公允價值變動於出現變動期間直接在損益表確認。

(乙) 在建工程

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減累計減值虧損(如有)列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本集團概不會為在建工程作任何折舊準備。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(f) Other financial liabilities

Other financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

Convertible bonds

Convertible bonds are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the bonds into equity, is included in warrant reserve.

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component will remain in warrant reserve until the embedded option is exercised. Where the option remains unexercised at the expiry date, the balance stated in the warrant reserve will be transferred to the retained profits. No gain or loss is recognised in profit and loss upon conversion or expiration.

G Fixed Assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for long term rental and/or for capital appreciation. Such properties are carried in the balance sheet at their fair value. Changes in fair value of investment properties are recognised directly in the profit and loss account in the period in which they arise.

(b) Construction in progress

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets when available for use.

二. 主要會計政策(續)

庚 固定資產(續)

(丙) 其他物業、機器及設備

投資物業及在建工程以外之固定資產按成本值減累計折舊及累計減值虧損(如有)列賬。

其他固定資產之折舊乃在計入其估計剩餘價值後，按其估計可使用年期以直線法攤銷其資產成本。剩餘價值及可使用年期於每個結算日加以審閱，並在適當情況下作出調整。所採用之估計可使用年期如下：

- 持作自用之營業租約土地權益於租約期內按直線基準攤銷
- 位於租約土地之樓宇於剩餘租約期與其估計可使用年期兩者中之較短期間(即20至50年)計算折舊

– 租賃物業裝修	按3至10年或按剩餘租賃年期兩者中較短者
– 船隻	5至15年
– 冷倉設備	10年
– 機器設備	5至25年
– 傢俬及設備	3至10年
– 汽車	3至8年

出售或棄置某項其他物業、機器及設備所產生之損益為出售所得款項與資產賬面值兩者間之差額，於損益表中確認。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(c) Other property, plant and equipment

Fixed assets other than investment properties and construction in progress are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation of other fixed assets is provided to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual values, using the straight line method. The residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. The estimated useful lives are as follows:

- Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the period of the lease term
- Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being 20 to 50 years

– Leasehold improvements	3 to 10 years or over the unexpired term of lease, whichever is shorter
– Vessels	5 to 15 years
– Cold storage facilities	10 years
– Plant and machinery	5 to 25 years
– Furniture and equipment	3 to 10 years
– Motor vehicles	3 to 8 years

The gain or loss on the disposal or retirement of an item of other property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

二. 主要會計政策(續)

庚 固定資產(續)

(丁) 租賃資產

(i) 根據融資租約購買之資產

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產列作根據融資租約持有，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團之折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

(ii) 營業租約費用

本集團對不享有絕大部份回報及無需承擔風險之所有租賃均視作營業租約入賬。

營業租約之租金收入或開支(扣除任何作為獎勵訂立營業租約而已收及應收之利益)在個別租約的租約期以直線法在損益表確認，若有另一基準更能代表用戶得益的時間模式，則作別論。

購入營業租約土地之成本乃於租約期內按直線基準攤銷，惟已分類為投資物業則不在此限。

(戊) 固定資產之減值

於各結算日，為評估是否有跡象顯示投資物業以外的固定資產已經減值，內部及外來之有關資料均會列入考慮。倘有跡象顯示減值存在，有關資產的可收回數額會予以估計，並(如有關)確認減值虧損，以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計可收回數額，惟該項減值撥回數額不得超過該項資產倘於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(d) Leased assets

(i) Assets acquired under finance leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the risks and rewards incident to ownership are classified as being held under finance leases and are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account.

(ii) Operating lease charges

All leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Rental income or expense arising from operating leases (net of any benefits received and receivable as an incentive to enter into an operating lease) is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(e) Impairment of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

二. 主要會計政策(續)

辛 其他無形資產

於首次確認時，分開購入及來自業務併購之其他無形資產分別按成本及公允價值確認。於首次確認後，享有無限可使用年期之其他無形資產按成本減其後出現之累計減值虧損列賬。有限定可使用年期之其他無形資產按成本列賬，並於其可使用年期內以直線法攤銷。攤銷由資產可供使用時開始計算。以下為有限定可使用年期之其他無形資產之估計可使用年期：

商標	10至20年
專利權使用費	50年

該等無形資產於每個結算日進行減值評估，方法為以其賬面值與其可收回金額作比較。倘有迹象顯示存在減值，減值虧損自損益表扣除，藉以將有關資產減至其可收回金額。倘日後撥回減值虧損，資產之賬面值須增至其經修訂之估計可收回金額。撥回減值虧損僅以倘無於以往年度確認減值虧損所應釐定之資產賬面值為限。

壬 遞延稅項

因資產負債的評稅基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延稅項，以資產負債表法全數撥備，只有少數情況例外。遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。計算遞延稅項時，會以資產變現或負債清還所屬期間預期適用的稅率計算。

癸 物業存貨

物業存貨乃指待售物業，乃按成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

2. Principal Accounting Policies (continued)

H Other intangible assets

On initial recognition, other intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less subsequent accumulated impairment losses. Other intangible assets with finite useful lives are stated at cost and are amortised on the straight line method over their useful lives with amortisation commences when the asset is available for use. The estimated useful lives of other intangible assets with definite useful lives are as follows:

Brand names	10 to 20 years
Patent royalty	50 years

These intangible assets are assessed for impairment at each balance sheet date by comparing their carrying amounts with their recoverable amounts. Where indication of impairment exists, an impairment loss is charged to profit and loss to reduce the assets to its recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

I Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary difference can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

J Stock of properties

Stock of properties represents properties held for sale which is stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

子 其他存貨

K Other stocks

其他存貨包括原材料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

在製品及製成品之成本包括直接原材料、直接勞工成本及適當攤分之生產費用。

Cost of work-in-progress and finished goods comprise direct materials, direct labour and an appropriate proportion of production overheads.

成本乃按加權平均法釐定，或就零售業務而言，成本乃按先入先出基準計算。

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

可變現淨值乃按估計淨銷售價減所有其他生產成本及有關市場推廣、銷售及分銷之成本而釐定。

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

丑 衍生金融工具及對沖

L Derivative financial instruments and hedging

除非被指定且合資格成為有效對沖工具，衍生金融工具於各結算日按公允價值確認，並視作持有做買賣的金融資產／負債。本集團已建立兩類對沖關係，包括公允價值對沖及現金流量對沖。

Derivative financial instruments are recognised at fair value at each balance sheet date and are deemed as held-for-trading financial assets/liabilities, unless they are designated and qualified as effective hedging instruments. The Group has entered into two types of hedge relationships, including fair value hedges and cash flow hedges.

(甲) 公允價值對沖

就對沖某項已確認資產或負債或未確認承擔之公允價值變動風險而作出之對沖歸類為公允價值對沖。

(a) Fair value hedges

Hedges are classified as fair value hedges when hedges are made to hedge against exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment.

就符合資格採用對沖會計處理方法之公允價值對沖而言，對沖工具及被對沖風險所屬被對沖項目之公允價值變動均於公允價值出現變動之期間在損益表中確認。

For fair value hedges that qualifying for hedge accounting, changes in the fair values of hedging instruments and hedged item attributable to the hedged risk are recognised in the profit and loss in the periods in which fair value changes arise.

(乙) 現金流量對沖

就對沖現金流量之變動風險而作出之對沖歸類為現金流量對沖，該等對沖乃為某項已確認資產或負債或估計極有可能進行之交易所涉及之特定風險而作出。

(b) Cash flow hedges

Hedges are classified as cash flow hedges when hedges are made to hedge against exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

就符合資格採用對沖會計處理方法之現金流量對沖而言，因對沖工具之公允價值出現變動所產生之損益實際部份首先確認為權益，並於被對沖項目有盈虧影響時轉撥至損益表。不符合對沖會計處理方法之對沖部份即時在損益表確認。

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and transferred to the profit and loss account when the hedged item affects the profit and loss account. The ineffective portion is recognised immediately in the profit and loss account.

二. 主要會計政策(續)

丑 衍生金融工具及對沖(續)

(乙) 現金流量對沖(續)

就日後導致確認非金融資產或非金融負債之預測交易對沖而言，相關之損益自權益中撇除，並列作該項資產或負債之初步成本或其他賬面值。

不符合資格採用對沖會計處理方法或被歸類為持有作買賣的金融資產／負債的衍生工具因公允價值變動而產生之任何損益均直接撥入損益表。

寅 收益確認

收益乃按已收或應收代價之公允價值計量，指在一般業務過程中提供商品與服務所應收的款項(扣除折扣)。

銷售在交付商品及提供服務時確認；利息收入於產生時在損益表確認。

投資股息收入在收取付款的股東權利獲確定時予以確認。

卯 財務擔保合同

財務擔保指要求發行人(即擔保人)於特定債務人未能依照債務工具條款按期付款時，作出特定付款以賠償擔保受益人(「持有人」)損失的合約。若發行擔保已收取或應收取代價，該代價應在綜合損益表確認。

辰 借貸成本

借貸成本按應計基準入賬，並於產生年度之損益表扣除，惟直接涉及收購、建設或生產必須經過一段頗長時間之後才能準備就緒作擬定用途或出售之資產之成本則撥充資本，作為該等資產之部份成本，直至有關資產大致上可投入作擬定用途或出售為止。

為安排銀團貸款備用額及債務證券而支付的費用為遞延費用，採用實際利息法按攤銷成本列賬。

2. Principal Accounting Policies (continued)

L Derivative financial instruments and hedging (continued)

(b) Cash flow hedges (continued)

For the hedge of a forecast transaction that subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses are removed from equity and included in the initial cost or other carrying amount of the asset or liability.

Any gains or losses arising from changes in the fair value of derivatives that either do not qualify for hedge accounting or are classified as held-for-trading financial assets/liabilities are taken directly to the profit and loss account.

M Recognition of revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business and net of discounts.

Sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

N Financial guarantee contracts

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in consolidated profit and loss account.

O Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for costs that are directly attributable to the acquisition, construction or production of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of that assets, until such time as the assets are substantially ready for their intended use or sale.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred, and are carried at amortised cost using the effective interest method.

二. 主要會計政策(續)

己 外匯

在編列個別集團實體之財務報告時，以該實體之功能貨幣以外其他貨幣(外幣)進行之交易乃按交易日期之匯率兌換為功能貨幣(即有關實體營業所在主要經濟環境之貨幣)列賬。於各結算日，以外幣為單位之貨幣項目按結算日之匯率重新換算。以外幣為單位按公允價值列賬之非貨幣項目按釐定公允價值當日之匯率重新換算。按原始成本計量而以外幣為單位之非貨幣項目毋須重新換算。

2. Principal Accounting Policies (continued)

P Foreign exchange

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

因結算貨幣項目及換算貨幣項目而產生之匯兌差額於出現差額之期間在損益表確認，惟屬於本集團於海外業務之淨額投資一部份之貨幣項目所產之匯兌差額除外，在此情況下，該等匯兌差額在綜合財務報告中確認為權益。因換算非貨幣項目而產生之匯兌損益直接確認為權益。

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the profit and loss account in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity.

在編列綜合財務報告時，本集團之海外業務之資產及負債按結算日之匯率兌換為本公司之列賬貨幣(即港幣)，其收支項目則按全年之平均匯率換算，惟如期內匯率曾出現大幅波動者除外。在此情況下，則改用交易當日之匯率換算。匯兌差額(如有)歸類為權益，並轉撥至本集團之匯兌儲備。該等匯兌差額於出售有關海外業務之期間內在綜合損益表中確認。

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such exchange differences are recognised in the consolidated profit and loss account in the period which the foreign operation is disposed of.

於二零零五年一月一日或之後收購海外業務而產生之商譽及就所收購可辨認資產作出之公允價值調整列作該海外業務之資產及負債，並按結算日之匯率換算。因此而產生之匯兌差額在匯兌儲備中確認。

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

二. 主要會計政策(續)

午 以股份形式付款

本集團曾就若干僱員及其他參與者提供之服務向彼等授予購股權，讓彼等根據本公司之購股權計劃認購本公司之股份。所獲服務之公允價值乃參考所授購股權於授出日期之公允價值釐定，並於授予期間按直線基準列作支出，而權益(僱員股份補償儲備)則相應增加。

三. 重要會計估計

甲 投資物業

投資物業之公允價值每年由獨立估值師按市值釐定，或按現有用途基準計算租金收入淨額，並計入復歸業權可能帶來之收入。

在作出判斷時，主要考慮以於結算日之市況及租金收入淨額之適當資本化率作依據之假設。該等估計須定期與實際市場數據及本集團進行之交易作比較。

乙 估計商譽減值

本集團根據附註二戊所載之會計政策按年就商譽進行減值測試。於確定商譽有否減值時，必須估計有關商譽所獲分配之現金產生單位之可收回金額。可收回金額乃根據使用中價值計算法或現金產生單位之公允價值減出售成本釐定。計算詳情在附註十六中披露。

丙 遞延稅項資產

於二零零六年十二月三十一日，為數港幣54百萬元(二零零五年：港幣76百萬元)涉及未用稅項虧損之遞延稅項資產已在本集團之資產負債表中確認。確認遞延稅項資產主要視乎日後是否備有足夠未來溢利或應課稅短暫差額。倘所產生之實際未來溢利較預期少，可能引致巨額遞延稅項資產回撥並於損益表中確認。

2. Principal Accounting Policies (continued)

Q Share-based payment

The Group has granted share options to certain employees and other participants, for their services rendered, to subscribe for shares of the Company in accordance with the Company's share option scheme. The fair value of services received is determined by reference to the fair value of share options granted at the grant date and is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve).

3. Critical Accounting Estimates

A Investment properties

The fair values of investment properties are determined annually by independent valuer on market value for existing use basis or calculated on the net rental income and allowing for reversionary income potential.

In making the judgement, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates of the net rental income. These estimates are regularly compared to actual market data and transactions entered into by the Group.

B Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2E. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of cash-generating units to which goodwill has been allocated. The recoverable amounts have been determined either based on value-in-use calculations or the cash-generating units' fair value less costs to sell. Details of the calculation are disclosed in Note 16.

C Deferred taxation assets

As at 31 December 2006, a deferred tax asset of HK$54 million (2005: HK$76 million) in relation to unused tax losses has been recognised in the Group's balance sheet. The recognition of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in the profit and loss account in which such a reversal takes places.

四 財務風險管理目標及政策

本集團之業務性質令本集團須承受各類財務風險，包括信貸風險、流動資金風險、利率風險及貨幣風險。管理層致力管理及監察該等風險，確保及時採取有效措施。

4. Financial Risk Objective and Policies

The Group's activities expose it to a variety of financial risk: credit risk, liquidity risk, interest rate risk and currency risk. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

甲 信貸風險

本集團之信貸風險主要涉及貿易及其他應收款項、應收聯營公司款項、銀行結存及已訂立之衍生金融工具。

就貿易及其他應收款項而言，本集團定下政策確保向客戶銷售產品之信貸處理恰到好處。零售客戶之交易均以現金或主要信用咭進行。本集團並無信貸風險過份集中之情況，風險由多方交易方及客戶攤分。

至於使用衍生金融工具緩和本集團所受市場風險之交易方面，本集團定下程序及政策限制任何交易方所承受之信貸風險。

A Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, amounts due from associates, bank balances and derivative financial instruments entered into.

For trade and other receivables, the Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. The Group has no significant concentration of credit risk; with exposure spread over a number of counterparties and customers.

In respect of transactions to use derivative financial instruments to mitigate the Group's market risk, the Group have procedures and policies in place to limit the amount of credit exposure to any counterparties.

乙 流動資金風險

本集團維持充裕現金及獲信譽昭著之財務機構承諾提供足夠備用信貸額度，故得以就把握未來之投資機會及償還現有債項提供所需資金。

B Liquidity risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

丙 利率風險

為平衡利率風險，本集團之貸款兼採固定／浮動息率，並定期進行檢討。為免風險過份集中，本集團進行利率掉期，以緩和目前及日後公司盈利能力因利率波動而受到的影響。

C Interest rate risk

To cover interest rate risk, the Group maintains the loan portfolio in a preferred fixed/floating interest rate mix and review regularly. To avoid undue concentration of risk, the Group entered into interest rate swaps to mitigate current and future corporate profitability from interest rate volatility.

丁 貨幣風險

本集團若干附屬公司在香港以外地區營業，並以當地貨幣作為其功能貨幣。

由於本集團有以美元為單位之借款，故亦須承受外匯風險。除為償還此等負債而訂立附註二十五載之遠期外匯合約外，本集團並無外幣對沖政策。如有需要，管理層將考慮對沖重大之外幣風險。

D Currency risk

Some subsidiaries of the Group are operating outside Hong Kong and have their local currencies as their functional currencies.

The Group also had foreign currency exposure arising from the borrowings denominated in US dollars. Apart from forward foreign exchange contracts as set out in Note 25 to meet these liabilities, the Group does not have a foreign currency hedging policy. The management will consider hedging significant foreign currency exposure should the need arises.

五. 營業額及分類資料

5. Turnover and Segment Information

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
營業額指本公司及其附屬公司向外界客戶之銷售；包括來自下列項目之收入：	**Turnover represents sales by the Company and its subsidiaries and share of jointly controlled entities to outside customers and comprises revenue from:**		
出售貨品	Sales of goods	**63,235**	52,061
提供服務及其他收入	Rendering of services and others	**1,854**	1,526
租金收入	Rental income	**345**	296
出售物業	Sales of properties	**3**	8
		65,437	53,891

主要申報規格－按業務劃分

Primary reporting format – business segments

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
截至二零零六年十二月三十一日止年度	**For the year ended 31 December 2006**									
營業額	**TURNOVER**									
對外銷售	External sales	20,363	9,432	5,769	4,453	320	25,100	-	-	65,437
業務間銷售*	Inter-segment sales*	55	23	323	-	29	-	-	(430)	-
合計	Total	20,418	9,455	6,092	4,453	349	25,100	-	(430)	65,437
分類業績	**Segment result**	467	753	559	169	779	664	(1)		3,390
未經分類的公司支出	Unallocated corporate expenses									(90)
利息收入	Interest income									273
出售附屬公司／業務溢利	Profit on disposal of subsidiaries/ business									517
財務成本	Finance costs									(454)
應佔聯營公司業績淨額	Share of net results of associates	-	-	1	(3)	-	-	335		333
稅項	Taxation									(644)
本年度溢利	**Profit for the year**									3,325

五. 營業額及分類資料(續)

主要申報規格－按業務劃分(續)

5. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
於二零零六年十二月三十一日	As at 31 December 2006								
資產	ASSETS								
分類資產	Segment assets	12,207	13,703	3,999	4,703	6,752	3,779	55	45,198
於聯營公司之權益	Interests in associates	-	-	186	44	-	-	923	1,153
遞延稅項資產	Deferred taxation assets								123
可退回稅項	Taxation recoverable								14
未經分類的公司資產	Unallocated corporate assets								1,266
綜合資產總值	Consolidated total assets								47,754
負債	LIABILITIES								
分類負債	Segment liabilities	5,828	5,924	1,154	1,605	334	2,190	4	17,039
應付稅項	Taxation payable								208
遞延稅項負債	Deferred taxation liabilities								1,023
未經分類的公司負債	Unallocated corporate liabilities								4,519
綜合負債總值	Consolidated total liabilities								22,789
其他資料	OTHER INFORMATION								
資本開支	Capital expenditure	1,214	1,744	148	452	165	216	1	3,940
折舊及攤銷	Depreciation and amortisation	547	553	144	182	4	127	1	1,558
所確認減值虧損	Impairment loss recognised	2	19	-	4	-	-	-	25

五. 營業額及分類資料(續)
主要申報規格－按業務劃分(續)

5. Turnover and Segment Information (continued)
Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million (重列) (Restated)
截至二零零五年十二月三十一日止年度(重列)	For the year ended 31 December 2005 (Restated)									
營業額	TURNOVER									
對外銷售	External sales	16,111	6,846	5,522	4,291	274	20,847	-	-	53,891
業務間銷售*	Inter-segment sales*	91	9	102	-	25	-	-	(227)	-
合計	Total	16,202	6,855	5,624	4,291	299	20,847	-	(227)	53,891
分類業績	Segment result	348	535	502	175	796	813	(49)		3,120
未經分類的公司支出	Unallocated corporate expenses									(80)
衍生金融工具的公允價值增益	Fair value gain on derivates financial instruments									48
利息收入	Interest income									173
財務成本	Finance costs									(440)
應佔聯營公司業績淨額	Share of net results of associates	-	-	19	-	-	(9)	344	-	354
稅項	Taxation									(557)
本年度溢利	Profit for the year									2,618

五. 營業額及分類資料(續)
主要申報規格－按業務劃分(續)

5. Turnover and Segment Information (continued)
Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million (重列) (Restated)
於二零零五年十二月三十一日(重列)	As at 31 December 2005 (Restated)								
資產	ASSETS								
分類資產	Segment assets	10,466	9,982	3,730	4,462	6,165	7,658	291	42,754
於聯營公司之權益	Interests in associates	4	-	213	73	-	19	761	1,070
遞延稅項資產	Deferred taxation assets								140
可退回稅項	Taxation recoverable								22
未經分類的公司資產	Unallocated corporate assets								1,986
綜合資產總值	Consolidated total assets								45,972
負債	LIABILITIES								
分類負債	Segment liabilities	5,178	3,989	1,008	1,761	378	4,311	4	16,629
應付稅項	Taxation payable								234
遞延稅項負債	Deferred taxation liabilities								951
未經分類的公司負債	Unallocated corporate liabilities								5,215
綜合負債總值	Consolidated total liabilities								23,029
其他資料	OTHER INFORMATION								
資本開支	Capital expenditure	1,142	657	234	220	355	252	1	2,861
折舊及攤銷	Depreciation and amortisation	427	521	128	167	2	150	3	1,398
所確認減值虧損	Impairment loss recognised	5	70	-	-	-	-	48	123

* 業務間銷售乃按當時的市場價格收費

* Inter-segment sales were charged at prevailing market rates

五. 營業額及分類資料(續)

5. Turnover and Segment Information (continued)

次要申報規格－按地區劃分

Secondary reporting format – geographical segments

	香港 Hong Kong 港幣百萬元 HK$ million	中國內地 Chinese Mainland 港幣百萬元 HK$ million	其他國家 Other Countries 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
截止二零零六年十二月三十一日止年度的營業額 Turnover for the year ended 31 December 2006	23,441	38,786	3,210	65,437
於二零零六年十二月三十一日 As at 31 December 2006				
分類資產 Segment assets	13,182	29,888	2,128	45,198
添置分類資產 Additions to segment assets	161	3,676	103	3,940
截止二零零五年十二月三十一日止年度的營業額(重列) Turnover for the year ended 31 December 2005 (Restated)	20,961	30,140	2,790	53,891
於二零零五年十二月三十一日(重列) As at 31 December 2005 (Restated)				
分類資產 Segment assets	13,154	27,707	1,893	42,754
添置分類資產 Additions to segment assets	130	2,623	108	2,861

六. 其他收入

6. Other Income

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
其他收入包括下列各項：	Other income includes the following:		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	7	5
利息收入	Interest income	273	173
所確認的收購折讓	Discount on acquisition recognised	-	46
投資物業重估盈餘	Valuation gain on investment properties	528	489
衍生金融工具之公允價值盈餘	Fair value gain on derivative financial instruments	108	48
出售附屬公司／業務所得溢利	Profit on disposal of subsidiaries/ business	517	-
出售聯營公司權益之所得溢利	Profit on disposal of interests in associates	1	64
出售固定資產所得溢利	Profit on disposal of fixed assets	8	316
出售可售投資所得溢利	Profit on disposal of available for sale investments	-	94

七. 財務成本

7. Finance Costs

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
融資租約利息	Interest on finance leases	1	1
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	438	393
毋須於五年內悉數償還之其他貸款利息	Interest on other loans not wholly repayable within five years	5	12
融資支出	Financing charges	13	38
		457	444
減：合資格資產成本形式之撥充資本款項*	Less: Amount capitalised in cost of qualifying assets*	(3)	(4)
		454	440

* 資本化金額指專就取得合資格資產而借入貸款所需的借貸成本。

* The amount capitalised represents the borrowing cost of loans which are borrowed specifically for the purpose of obtaining the qualifying assets.

八. 本年度溢利

8. Profit For the Year

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本年度溢利已扣除下列各項：	**Profit for the year has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**24**	20
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	**3,681**	3,114
折舊	Depreciation		
－自置資產	– Owned assets	**1,515**	1,338
－按融資租約持有的資產（包括在一般及行政費用內）	– Assets held under finance leases (included in general and administrative expenses)	**12**	4
固定資產之已確認減值虧損	Impairment loss recognised on fixed assets	**24**	74
可售投資之已確認減值虧損	Impairment loss recognised on available for sale investments	**–**	49
無形資產攤銷（包括在一般及行政費用內）	Amortisation of intangible assets (included in general and administrative expenses)	**31**	56
土地及樓宇之營業租約費用*	Operating leases charges on land and buildings*	**1,244**	1,098
已售貨品成本	Cost of goods sold	**53,750**	44,190
並已計入：	**And after crediting:**		
租金收入毛額	Gross rental income	**345**	296
減：相關支出	Less: Related out-goings	**(33)**	(28)
租金收入淨額	Net rental income	**312**	268

* 包括或然租金港幣196百萬元（二零零五年：港幣160百萬元）。

* Including contingent rent of HK$196 million (2005: HK$160 million).

九. 董事酬金

9. Directors' Emoluments

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
袍金	Fees	**1.12**	0.97
基本薪金及津貼	Basic salaries and allowances	**13.19**	14.42
公積金供款	Provident fund contributions	**1.15**	1.13
已付花紅	Bonus paid	**4.01**	4.97
		19.47	21.49
以股份形式付款	Share-based payment	**-**	-

二零零六年 董事姓名	2006 Name of director	袍金 Fees 港幣百萬元 HK$ million	其他酬金 Other Emoluments: 基本薪金及津貼 Basic Salaries and Allowances 港幣百萬元 HK$ million	其他酬金 Other Emoluments: 公積金供款 Provident Fund Contributions 港幣百萬元 HK$ million	其他酬金 Other Emoluments: 已付花紅[1] Bonus paid[1] 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	二零零五年 合計 2005 Total 港幣百萬元 HK$ million
宋林	Song Lin	0.05	1.81	0.23	0.95	3.04	2.74
陳樹林	Chen Shulin	0.05	1.71	0.10	0.83	2.69	2.32
姜智宏	Keung Chi Wang, Ralph	0.05	2.48	0.27	0.46	3.26	3.03
王群	Wang Qun	0.05	1.07	0.08	0.70	1.90	1.18
劉百成	Lau Pak Shing	0.05	2.96	0.33	0.62	3.96	3.84
鄺文謙	Kwong Man Him	0.05	2.40	0.07	0.45	2.97	2.88
喬世波	Qiao Shibo	0.05	0.38	0.02	-	0.45	2.23
閻飈	Yan Biao	0.05	0.38	0.05	-	0.48	2.25
蔣偉	Jiang Wei	0.05	-	-	-	0.05	0.05
王帥廷	Wang Shuaiting	0.04	-	-	-	0.04	-
謝勝喜	Xie Shengxi	0.05	-	-	-	0.05	0.05
陳普芬	Chan Po Fun, Peter	0.14	-	-	-	0.14	0.14
黃大寧	Houang Tai Ninh	0.14	-	-	-	0.14	0.14
李家祥	Li Ka Cheung, Eric	0.14	-	-	-	0.14	0.14
鄭慕智	Cheng Mo Chi	0.14	-	-	-	0.14	0.02
陳智思	Benard Charnwut Chan	0.01	-	-	-	0.01	-
蕭炯柱	Siu Kwing Chue, Gordon	0.01	-	-	-	0.01	-
鍾義	Zhong Yi	-	-	-	-	-	0.48
合計	Total	1.12	13.19	1.15	4.01	19.47	-
二零零五年	2005	0.97	14.42	1.13	4.97	-	21.49

1 花紅乃參考兩年度之經營業績、個別人士工作表現及同類市場統計數字釐定。

1 The bonus payment is determined with reference to the operating results, individual performance and comparable market statistics during both years.

十. 五位最高薪僱員

年內五位最高薪僱員包括四位（二零零五：兩位）董事，詳情已載於上文附註九。其餘一位（二零零五年：三位）最高薪僱員所獲支付之酬金詳情如下：

10. Five Highest Paid Employees

The five highest paid employees during the year included four (2005: two) directors, details of whose remunerations are set out in note 9 above. The details of the remunerations paid to the other one (2005: three) highest paid employees are follows:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
基本薪金及津貼	Basic salaries and allowances	**1.20**	6.47
公積金供款	Provident fund contributions	**-**	0.07
已付花紅	Bonus paid	**2.60**	2.91
以股份形式付款	Share-based payment	**-**	2.78
		3.80	12.23

此一位（二零零五年：三位）最高薪酬介乎下列幅度：

The emoluments of this one (2005: three) highest paid individuals were within the following bands:

		人數 No. of persons	
港幣元	HK$	二零零六年 2006	二零零五年 2005
2,500,001 – 3,000,000	2,500,001 – 3,000,000	**-**	1
3,000,001 – 3,500,000	3,000,001 – 3,500,000	**-**	1
3,500,001 – 4,000,000	3,500,001 – 4,000,000	**1**	-
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**-**	1

十一. 職員公積金

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百分比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

11. Staff Provident Fund

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零六年 **2006** 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本集團對職員公積金之供款	Group contributions to staff provident fund	**35**	32
已動用之沒收供款	Forfeited contributions utilised	**-**	-
自綜合損益表扣除之款項	Amount charged to consolidated profit and loss account	**35**	32
尚未動用之沒收供款	Un-utilised forfeited contributions	**-**	-

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付佔工資特定百分比的供款，作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

為上述的中國內地退休計劃而在綜合損益表中扣除的總成本約達港幣268百萬元（二零零五年：港幣206百萬元）。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to the consolidated profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$268 million (2005: HK$206 million).

十二. 稅項

12. Taxation

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本年度稅項	**Current taxation**		
香港	Hong Kong	**213**	187
中國內地	Chinese Mainland	**338**	251
海外	Overseas	**2**	2
		553	440
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**69**	73
中國內地	Chinese Mainland	**22**	44
		644	557

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零五年：17.5%)計算。中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profit Tax is calculated at 17.5% (2005: 17.5%) on the estimated profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十二. 稅項(續)

本集團有關除稅前溢利之稅項有別於假設採用香港利得稅稅率計算之理論稅款，詳情如下：

12. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong Profits Tax rate as follows:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
除稅前溢利(不包括應佔聯營公司之業績淨額)	Profit before taxation (excluding share of net results of associates)	**3,636**	2,821
按稅率17.5%(二零零五年：17.5%)計算之稅項	Calculated at a taxation rate of 17.5% (2005: 17.5%)	**636**	494
其他司法管轄權區不同稅率之影響	Effect of different taxation rates in other jurisdictions	**107**	68
無須課稅之收入	Income not subject to taxation	**(213)**	(120)
不可扣除之支出	Expenses not deductible for taxation purposes	**45**	97
使用早前未有確認之稅項	Utilisation of previously unrecognised tax losses	**(31)**	(26)
未有確認之稅項	Tax loss not recognised	**192**	141
去年多撥備之稅項	Overprovision on taxation in previous year	**(14)**	–
溢利公司豁免稅項	Income earning companies exempted from taxation	**(78)**	(97)
稅項支出	Taxation charge	**644**	557

十三. 股息

13. Dividends

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
因行使購股權而於上年度額外派發的末期股息	Additional final dividend paid for the previous year as a result of exercise of share options	**1**	10
二零零六年的已派發中期股息每股普通股港幣0.14元（二零零五年：港幣0.13元）	2006 interim dividend paid for HK$0.14 (2005: HK$0.13) per ordinary share	**328**	288
二零零六年的已派發中期特別股息每股普通股港幣1元（二零零五年：無）	2006 special interim dividend paid for HK$1 (2005: Nil) per ordinary share	**2,356**	–
二零零六年的擬派發末期股息每股普通股港幣0.26元（二零零五年：港幣0.25元）	2006 proposed final dividend of HK$0.26 (2005: HK$0.25) per ordinary share	**616**	580
		3,301	878

在本公司於二零零七年四月四日舉行的會議上，董事擬派末期股息每股普通股港幣0.26元（二零零五年：港幣0.25元）。擬派股息乃按本公司於舉行董事會會議當日的普通股股數計算，該等股息並無於財務報告內確認為負債。本年度財務報告所反映本公司派付的股息總額已包括二零零五年度的末期股息，總額為港幣3,265百萬元（二零零五年：港幣640百萬元）。

At the meeting held on 4 April 2007 the directors proposed final dividend of HK$0.26 (2005: HK$0.25) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2005, amounting to HK$3,265 million (2005: HK$640 million) are reflected in the current year financial statements.

十四. 每股盈利

14. Earnings Per Share

	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
每股基本及攤薄盈利乃根據下列數據計算： The calculation of the basic and diluted earnings per share is based on the following data:		
盈利 **Earnings**		
用以計算每股基本盈利的本公司股東應佔溢利 Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**2,776**	2,220
因行使可換股債券而節省的利息 Interest saving on exercise of convertible bonds	**50**	115
用以計算每股攤薄盈利的本公司股東應佔溢利 Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**2,826**	2,335

	二零零六年 2006	二零零五年 2005
股份數目 **Number of shares**		
用以計算每股基本盈利的普通股加權平均數 Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,325,474,383**	2,183,572,648
對普通股構成之潛在攤薄影響： Effect of dilutive potential ordinary shares:		
－購股權 – Share options	**36,205,744**	42,752,535
－可換股債券 – Convertible bonds	**49,148,795**	119,595,400
用以計算每股攤薄盈利的普通股加權平均數 Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,410,828,922**	2,345,920,583

十五. 固定資產

15. Fixed Assets

				其他物業、機器及設備 Other property, plant and equipment			
		投資物業 Investment properties 港幣百萬元 HK$ million	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣百萬元 HK$ million	自用樓宇 Buildings held for own use 港幣百萬元 HK$ million	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零五年一月一日	At 1 January 2005	5,089	2,238	4,603	13,375	17,978	25,305
匯兌差額	Exchange difference	8	27	97	276	373	408
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/ business	-	59	227	506	733	792
出售附屬公司/業務時轉入	Relating to disposal of subsidiaries/ business	(418)	(32)	(14)	(36)	(50)	(500)
添置	Additions	331	83	592	1,855	2,447	2,861
出售	Disposals	(97)	(79)	(110)	(305)	(415)	(591)
重新分類	Reclassifications	-	95	285	(380)	(95)	-
重估調整	Adjustment on valuation	489	-	-	-	-	489
於二零零六年一月一日(重列)	At 1 January 2006 (As restated)	5,402	2,391	5,680	15,291	20,971	28,764
匯兌差額	Exchange difference	23	46	196	499	695	764
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/ business	-	34	136	295	431	465
出售附屬公司/業務時轉入	Relating to disposal of subsidiaries/ business	-	(198)	(153)	(1,238)	(1,391)	(1,589)
添置	Additions	97	65	470	2,495	2,965	3,127
出售	Disposals	(90)	(4)	(66)	(570)	(636)	(730)
重新分類	Reclassifications	(61)	(14)	400	(328)	72	(3)
重估調整	Adjustment on valuation	528	-	-	-	-	528
於二零零六年十二月三十一日	At 31 December 2006	5,899	2,320	6,663	16,444	23,107	31,326

				其他物業、機器及設備 Other property, plant and equipment			
		投資物業 Investment properties 港幣百萬元 HK$ million	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣百萬元 HK$ million	自用樓宇 Buildings held for own use 港幣百萬元 HK$ million	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
累計折舊及減值	Accumulated depreciation and impairment						
於二零零五年一月一日	At 1 January 2005	-	288	917	4,885	5,802	6,090
匯兌差額	Exchange difference	-	4	24	119	143	147
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/ business	-	(5)	(3)	(26)	(29)	(34)
本年度折舊	Charge for the year	-	55	197	1,090	1,287	1,342
出售撥回	Written back on disposals	-	(11)	(47)	(233)	(280)	(291)
已確認之減值虧損	Impairment loss recognised	-	-	37	37	74	74
重新分類	Reclassifications	-	-	5	(5)	-	-
於二零零六年一月一日(重列)	At 1 January 2006 (As restated)	-	331	1,130	5,867	6,997	7,328
匯兌差額	Exchange difference	-	7	48	231	279	286
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/ business	-	(19)	(52)	(295)	(347)	(366)
本年度折舊	Charge for the year	-	54	241	1,232	1,473	1,527
出售撥回	Written back on disposals	-	(1)	(58)	(451)	(509)	(510)
已確認之減值虧損	Impairment loss recognised	-	-	9	15	24	24
重新分類	Reclassifications	-	(2)	(1)	-	(1)	(3)
於二零零六年十二月三十一日	At 31 December 2006	-	370	1,317	6,599	7,916	8,286
賬面淨值	Net book values						
於二零零六年十二月三十一日	At 31 December 2006	5,899	1,950	5,346	9,845	15,191	23,040
於二零零五年十二月三十一日(重列)	At 31 December 2005 (Restated)	5,402	2,060	4,550	9,424	13,974	21,436
按下列方式列賬之資產:	Representing assets stated:						
按成本	At cost	-	2,320	6,663	16,444	23,107	25,427
按二零零六年專業估值	At 2006 professional valuation	5,899	-	-	-	-	5,899
		5,899	2,320	6,663	16,444	23,107	31,326

十五. 固定資產(續)

15. Fixed Assets (continued)

		投資物業 Investment properties 港幣百萬元 HK$ million	其他物業、機器及設備 Other property, plant and equipment 樓宇 Buildings 港幣百萬元 HK$ million	其他資產 Other assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本公司	**The Company**					
成本或估值	Cost or valuation					
於二零零五年一月一日	At 1 January 2005	51	2	19	21	72
添置	Additions	–	–	1	1	1
出售	Disposals	–	–	–	–	–
於二零零五年十二月三十一日及二零零六年一月一日	At 31 December 2005 and 1 January 2006	51	2	20	22	73
添置	Additions	–	–	1	1	1
出售	Disposals	–	–	(1)	(1)	(1)
於二零零六年十二月三十一日	At 31 December 2006	51	2	20	22	73
累計折舊及減值	Accumulated depreciation and impairment					
於二零零五年一月一日	At 1 January 2005	–	–	14	14	14
本年度折舊	Charge for the year	–	–	3	3	3
出售撥回	Written back on disposals	–	–	–	–	–
於二零零五年十二月三十一日及二零零六年一月一日	At 31 December 2005 and 1 January 2006	–	–	17	17	17
本年度折舊	Charge for the year	–	–	1	1	1
出售撥回	Written back on disposals	–	–	(1)	(1)	(1)
於二零零六年十二月三十一日	At 31 December 2006	–	–	17	17	17
賬面淨值	Net book values					
於二零零六年十二月三十一日	At 31 December 2006	51	2	3	5	56
於二零零五年十二月三十一日	At 31 December 2005	51	2	3	5	56
按下列方式列賬之資產：	Representing assets stated:					
按成本	At cost	–	2	20	22	22
按二零零六年專業估值	At 2006 professional valuation	51	–	–	–	51
		51	2	20	22	73

十五. 固定資產 (續)

15. Fixed Assets (continued)

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
物業權益之賬面值包括：	Carrying amounts of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**4,001**	3,676
按中期契約持有之物業	Properties held on medium-term lease	**2,357**	2,260
按短期契約持有之物業	Properties held on short lease	**18**	22
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**1,196**	955
按中期契約持有之物業	Properties held on medium-term lease	**5,516**	4,966
按短期契約持有之物業	Properties held on short lease	**67**	71
海外	**Overseas**		
按中期契約持有之物業	Properties held on medium-term lease	**9**	25
按短期契約持有之物業	Properties held on short lease	**31**	37
		13,195	12,012
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**51**	51
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**2**	2
		53	53

十五. 固定資產(續)

甲　二零零六年十二月三十一日之投資物業已由獨立專業估值師戴德梁行有限公司作出估值。

乙　本集團按融資租約持有之固定資產於二零零六年十二月三十日之賬面值達港幣1百萬元(二零零五年：港幣7百萬元)。

丙　賬面值為港幣153百萬元(二零零五年：港幣228百萬元)之固定資產已質押作為港幣206百萬元之短期貸款(二零零五年：港幣238百萬元)及港幣8百萬元(二零零五年：港幣10百萬元)之長期貸款之抵押品。

丁　其他固定資產主要包括船舶、租賃物業裝修、冷倉設備、機器設備、傢俬及設備、汽車及在建工程。

戊　因其中一項生產業務搬遷生產廠房，需外判若干生產工序，導致產生減值虧損。

15. Fixed Assets (continued)

A　The investment properties have been valued at 31 December 2006 by Debenham Tie Leung Limited, an independent professional valuers.

B　The carrying amounts of fixed assets held under finance leases of the Group at 31 December 2006 amounted to HK$1 million (2005: HK$7 million).

C　Fixed assets with carrying amounts of HK$153 million (2005: HK$228 million) are pledged for short term loans in the sum of HK$206 million (2005: HK$238 million) and long term loans in the sum of HK$8 million (2005: HK$10 million).

D　Other fixed assets mainly comprise vessels, leasehold improvements, cold storage facilities, plant and machinery, furniture and equipment, motor vehicles and construction in progress.

E　Impairment loss was made as a result of the outsourcing of certain production processes in connection with the change of production plan relating to one of the manufacturing businesses.

十六. 商譽

16. Goodwill

		港幣百萬元 HK$ million
本集團	**The Group**	
成本值	Cost	
於二零零五年一月一日	At 1 January 2005	2,530
匯兌差額	Exchange difference	1
收購附屬公司／業務	Acquisition of subsidiaries/business	247
增持附屬公司股本權益	Increase in equity interests in subsidiaries	306
於二零零五年十二月三十一日及二零零六年一月一日	At 31 December 2005 and 1 January 2006	3,084
匯兌差額	Exchange difference	6
收購附屬公司／業務	Acquisition of subsidiaries/business	348
商譽調整(附註)	Goodwill adjustments (note)	69
增持附屬公司股本權益	Increase in equity interests in subsidiaries	8
出售附屬公司／業務	Disposal of subsidiaries/business	(34)
於二零零六年十二月三十一日	At 31 December 2006	3,481
賬面值	Carrying values	
於二零零六年十二月三十一日	At 31 December 2006	3,481
於二零零五年十二月三十一日	At 31 December 2005	3,084

附註：商譽調整主要為二零零五年十二月三十一日止年度收購的附屬公司固定資產的賬面值與公允值之間的調整。

Note: The goodwill adjustments mainly represent the adjustment on the carrying amounts and fair values of fixed assets of subsidiaries acquired during the year ended 31 December 2005.

十六. 商譽(續)

16. Goodwill (continued)

商譽賬面值分配至現金產生單位(「CGU」),此乃本集團就進行分類呈報而劃定為業務分類所屬之營運實體。以下為商譽分配之分類概要:

The carrying amount of goodwill was allocated to the cash generating unit ("CGU") representing an operating entity within the business segments identified by the Group for the purpose of segment reporting. A segment level summary of the goodwill allocation is presented below:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
零售	Retail	**1,183**	1,114
飲品	Beverage	**1,842**	1,505
食品加工及經銷	Food Processing and Distribution	**369**	342
紡織	Textile	**87**	68
石油及相關產品經銷	Petroleum and Related Products Distribution	**-**	55

CGU之可收回金額乃按使用價值計算法釐定。該等計算方法採用根據管理層通過之三年期財務預算而作出之預計現金流量。跨越三年期之現金流量採用估計增長率引伸計算,而所有現金流量均按下文所載之折讓率加以折讓。

The recoverable amounts of the CGUs are determined based on a value in use calculation. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using the estimated growth rates and all cash flows are discounted at the discount rates stated below.

使用價值計算法之主要假設:

Key assumptions used for the value in use calculations:

		折讓率 Discount rate (%)	超出現金流量初步估計之名義增長率 Nominal growth rate beyond the initial cash flow projections (%)
零售	Retail	7.2	9.0
飲品	Beverage	6.4	7.0
食品加工及經銷	Food Processing and Distribution	7.0	5.0
紡織	Textile	5.7	5.0

所用折讓率以個別CGU之加權平均資金成本(足以反映有關業務分類之特定風險)為依據。

The discount rates used is based on the respective CGUs' weighted average costs of capital which reflect specific risks relating to the relevant segments.

十七. 其他無形資產

17. Other Intangible Assets

		商標 Brand names 港幣百萬元 HK$ million	專利權使用費 Patent royalty 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**			
成本	Cost			
於二零零五年一月一日	At 1 January 2005	204	75	279
匯兌差額	Exchange difference	4	2	6
收購附屬公司/業務	Acquisition of subsidiaries/ business	42	430	472
於二零零六年一月一日(重列)	At 1 January 2006 (As restated)	250	507	757
匯兌差額	Exchange difference	8	2	10
出售附屬公司/業務	Disposal of subsidiaries/ business	(44)	(509)	(553)
於二零零六年十二月三十一日	At 31 December 2006	214	–	214
累計攤銷及減值	Accumulated amortisation and impairment			
於二零零五年一月一日	At 1 January 2005	67	2	69
匯兌差額	Exchange difference	2	–	2
本年度攤銷	Charge for the year	26	28	54
已確認之減值虧損	Impairment loss recognised	2	–	2
於二零零六年一月一日(重列)	At 1 January 2006 (As restated)	97	30	127
匯兌差額	Exchange difference	4	–	4
本年度攤銷	Charge for the year	16	15	31
已確認之減值虧損	Impairment loss recognised	1	–	1
出售附屬公司/業務	Disposal of subsidiaries/ business	(17)	(45)	(62)
於二零零六年十二月三十一日	At 31 December 2006	101	–	101
賬面淨值	Net book values			
於二零零六年十二月三十一日	At 31 December 2006	113	–	113
於二零零五年十二月三十一日(重列)	At 31 December 2005 (Restated)	153	477	630

十八. 於附屬公司之權益

18. Interests in Subsidiaries

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本公司	**The Company**		
非上市股份，成本值	Unlisted shares, at cost	**15,927**	12,377
應收附屬公司款項，公允價值	Amount due from subsidiaries, at fair value	**757**	3,417
		16,684	15,794

應收附屬公司款項並無抵押及含年息4厘。

The amounts due from subsidiaries are unsecured, and bear interest rate at 4% p.a.

於二零零六年十二月三十一日之主要附屬公司詳情刊載於第161頁至第169頁。

Particulars of the principal subsidiaries at 31 December 2006 are set out on pages 161 to 169.

十九. 於共同控制實體之權益

19. Interests in Jointly Controlled Entities

以下所載為採用比例合併法入賬之本集團共同控制實體之概約財務資料：

The summarised financial information in respect of the Group's jointly controlled entities which are accounted for using the proportionate consolidation method is set out below:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
流動資產	Current assets	**557**	1,366
非流動資產	Non-current assets	**-**	1,372
流動負債	Current liabilities	**(48)**	(491)
非流動負債	Non-current liabilities	**-**	(681)
收入	Income	**16**	847
支出	Expenses	**(1)**	(811)

二十. 於聯營公司之權益

20. Interests in Associates

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本集團	**The Group**		
非上市	Unlisted		
應佔負債淨值	Share of net liabilities	**(379)**	(465)
應收聯營公司款項，公允價值	Amounts due from associates, at fair value	**1,532**	1,535
		1,153	1,070

應收聯營公司款項並無抵押、按現行市場息率計算利息及毋須由結算日起計十二個月內償還。

The amounts due from associates are unsecured, interest bearing at prevailing market rate and are not repayable within the twelve months from the balance sheet date.

於二零零六年十二月三十一日之主要聯營公司詳情刊載於第161頁至第169頁。

Particulars of the principal associates at 31 December 2006 are set out on pages 161 to 169.

以下所載為本集團聯營公司之概約財務資料：

The summarised financial information in respect of the Group's associates is set out below:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
資產總值	Total assets	**39,892**	32,210
負債總值	Total liabilities	**(44,917)**	(38,629)
負債淨值	Net liabilities	**(5,025)**	(6,419)
本集團應佔聯營公司負債淨值	Group's share of net liabilities of associates	**(379)**	(465)
收益	Revenue	**12,476**	13,595
本年溢利	Profit for the year	**3,392**	3,546
本集團應佔聯營公司本年度業績淨額	Group's share of net results of associates for the year	**333**	354

二十一. 可供出售投資

21. Available for Sale Investments

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**11**	10
中國內地非上市股份 成本值減值虧損	Unlisted shares in Chinese Mainland, at cost less impairment loss	**42**	66
應收所投資款項	Amounts due from investee companies	**–**	1
		53	77

上述投資主要為非上市股份，按成本減於各結算日之減值計量。由於並沒有活躍市場可供買賣該等股份，故無法可靠地確定其公允價值。

The above investments mainly represent investments in unlisted equity shares and are measured at costs less impairment at each balance sheet date. As there is no active market for trading, their fair values cannot be ascertained reliably.

二十二. 預付款項

22. Prepayments

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本集團	**The Group**		
預付儲油服務費－於一月一日	Tank storage service fees prepaid – at 1 January	**324**	346
減：於年內確認之款項	Less: Amount recognised during the year	**(22)**	(22)
		302	324
租金按金款項	Rental deposits	**200**	118
於十二月三十一日之結餘	Balance at 31 December	**502**	442
將於一年內動用之部份	Portion to be utilised within one year	**35**	31
將於一年後動用之部份	Portion to be utilised after one year	**467**	411
於十二月三十一日之結餘	Balance at 31 December	**502**	442

二十二. 預付款項(續)

根據與一間控股公司及母公司集團之一間附屬公司所訂立之儲油協議(「該協議」),已確認之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

22. Prepayments (continued)

Pursuant to the tank storage agreements (the "Agreement") entered into with a holding company and a fellow subsidiary, the recognised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

二十三. 存貨

23. Stocks

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
待售物業	Properties held for sale	**146**	151
原材料	Raw materials	**1,170**	937
易耗品及包裝材料	Consumables and packing materials	**1,761**	1,095
在製品	Work-in-progress	**247**	276
製成品	Finished goods	**3,401**	4,031
		6,725	6,490

二十四. 貿易及其他應收款項

24. Trade and Other Receivables

		本集團 The Group		本公司 The Company	
		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
應收貿易賬款	Trade receivables	**2,512**	3,000	**-**	-
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**2,817**	2,570	**37**	45
應收附屬公司款項	Amounts due from subsidiaries	**-**	-	**1,042**	236
應收母公司集團附屬公司款項	Amounts due from fellow subsidiaries	**12**	18	**-**	-
應收聯營公司款項	Amounts due from associates	**25**	28	**-**	-
		5,366	5,616	**1,079**	281

二十四. 貿易及其他應收款項(續)

24. Trade and Other Receivables (continued)

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

(乙) 六十天賒帳

(a) cash upon delivery; and

(b) open credit within 60 days

於結算日的應收貿易賬款之賬齡分析如下：

The following is the aging analysis of trade receivables at the balance sheet date:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
0−30天	0 – 30 days	**1,874**	2,335
31−60天	31 – 60 days	**357**	338
61−90天	61 – 90 days	**120**	164
>90天	>90 days	**161**	163
		2,512	3,000

本集團於結算日的貿易及其他應收款項公允價值與其賬面值相若。

The fair value of the Group's and the Company's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

二十五.衍生金融工具

25. Derivative Financial Instruments

		本集團 The Group		本集團 The Group	
		二零零六年 2006 資產 Assets 港幣百萬元 HK$ million	二零零六年 2006 負債 Liabilities 港幣百萬元 HK$ million	二零零五年 2005 資產 Assets 港幣百萬元 HK$ million	二零零五年 2005 負債 Liabilities 港幣百萬元 HK$ million
以對沖會計法處理之衍生工具	Derivatives under hedge accounting				
現金流量對沖：	Cash flow hedge:				
期油合約	Oil futures contracts	109	118	59	70
外幣遠期合約	Foreign currency forwards contracts	-	-	-	-
		109	118	59	70
其他衍生工具	Other derivatives				
期油合約	Oil futures contracts	52	33	11	3
外幣遠期合約	Foreign currency forwards contracts	2	-	-	-
利率掉期合約	Interest rate swaps	-	16	-	12
合計－即期部份	Total – current portion	163	167	70	85

現金流量對沖－期油合約

於二零零六年，本集團旗下從事石油產品貿易業務之公司持有商品期貨合約，列作調控預測買賣交易之價格及時間風險之有效對沖工具。

在二零零六年十二月三十一日，為數港幣14百萬元（二零零五年：港幣1百萬元之公允價值增益）之公允價值虧損已確認為對沖儲備，預料將於結算日後未來六個月（即預計進行買賣交易之期間）之不同日期轉撥至損益表。

於二零零六年十二月三十一日，本集團持有面額分別為143百萬美元（二零零五年：138百萬美元）及96百萬美元（二零零五年：108百萬美元）之買空及賣空期油合約，於結算日之後不足一年到期。

Cash flow hedge – Oil futures contracts

In 2006, some group companies which engage in oil products trading business had commodity futures contracts designated as effective hedging instruments of managing price and timing risks in connection with forecast purchases and sales.

As at 31 December 2006, fair value loss of HK$14 million (2005: gain of HK$1 million) has been recognised in hedge reserve and is expected to be transferred to the profit and loss account at various dates in the coming six months after the balance sheet date, the period in which forecast purchases and sales are expected to occur.

At 31 December 2006, the Group had long and short oil futures contracts with notional contract amounts of US$143 million (2005: US$138 million) and US$96 million (2005: US$108 million) respectively and maturities of less than one year after the balance sheet date.

二十五. 衍生金融工具(續)

其他衍生工具－期油合約

於二零零六年十二月三十一日，本集團持有按固定價格購買665,000公噸(二零零五年：200,000公噸)及出售465,000公噸(二零零五年：200,000公噸)石油產品之期油合約，藉以限制油價波動所帶來之風險。此等買賣合約之面額分別為191百萬美元(二零零五年：58百萬美元)及137百萬美元(二零零五年：59百萬美元)，於結算日之後一個月內到期。由於上述合約不符合資格以對沖會計法處理，故公允價值變動所產生之損益均在綜合損益表確認。

其他衍生工具－利率掉期

本集團利用利率掉期，將其以香港銀行同業拆息(「HIBOR」)計算利息之借款其中30%至50%由HIBOR轉為倫敦銀行同業拆息(「LIBOR」)。

於二零零六年十二月三十一日，本集團持有面額港幣1,500百萬元(二零零五年：港幣1,500百萬元)之利率掉期合約，於未來一年到期，以配合相關借款之到期日。

上述衍生工具於各結算日按公允價值計量。遠期外匯合約及商品期貨合約之公允價值乃按市場牌價或經紀報價緊貼市場。利率掉期之公允價值參考金融機構就類似金融工具所提供之市場利率加以估計。

25. Derivative Financial Instruments (continued)

Other derivatives – Oil futures contracts

At 31 December 2006, the Group had oil futures contracts to buy 665,000 metric tonnes (2005: 200,000 metric tonnes) and to sell 465,000 metric tonnes (2005: 200,000 metric tonnes) of oil product at fixed prices to limit the risks arising from the fluctuations in oil prices. The notional amounts of these buy and sell contracts were US$191 million (2005: US$58 million) and US$137 million (2005: US$59 million), respectively, with maturities of one month after the balance sheet date. As the aforesaid contracts did not qualify for hedge accounting and as a result, gains or losses arising from a change in fair value are recognised in consolidated profit and loss account.

Other derivatives – Interest rate swaps

The Group uses interest rate swaps to improve its risk profile by swapping 30% to 50% of its Hong Kong Inter-Bank Offer Rate ("HIBOR") based borrowing from HIBOR to London Inter-Bank Offer Rate ("LIBOR").

At 31 December 2006, the Group had interest rate swaps with notional contract amounts of HK$1,500 million (2005: HK$1,500 million) and mature in next year matching the maturity of the related borrowings.

The above derivatives are measured at fair values at each balance sheet date. The fair values of forward foreign exchange contracts and commodity futures contract are either marked to market using listed market prices or broker quotes. The fair value of interest rate swaps is estimated by referring to the prevailing market interest rate for similar financial instruments quoted by financial institutions.

二十六. 現金及銀行結存

現金及銀行結存包括下列並非以有關業務營業所在地之功能貨幣為單位之款項。

26. Cash and Bank Balances

Included in cash and bank balances are the following amounts denominated in currencies other than the functional currencies of the operations to which they relate.

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
美元（等同於港幣） US Dollar (HK Dollar equivalent)	**2,825**	1,590	**403**	450

銀行存款之實際利率介乎2.25%至5.35%（二零零五年：0.09%至4.30%）不等，平均存期為30天（二零零五年：30天）。

The effective interest rate on bank deposits ranged from 2.25% to 5.35% (2005: 0.09% to 4.30%), with an average maturity of 30 days (2005: 30 days).

二十七. 貿易及其他應付款項

27. Trade and Other Payables

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
應付貿易賬款 Trade payables	**6,017**	5,905	**-**	-
其他應付款及預提費用 Other payables and accruals	**6,430**	5,516	**8**	30
撥備（附註二十八） Provisions (note 28)	**31**	57	**-**	-
應付附屬公司款項 Amounts due to subsidiaries	**-**	-	**63**	208
應付母公司集團附屬公司款項 Amounts due to fellow subsidiaries	**57**	54	**-**	-
應付聯營公司款項 Amounts due to associates	**19**	18	**-**	-
	12,554	11,550	**71**	238

二十七.貿易及其他應付款項(續)

於結算日的應付貿易賬款之賬齡分析如下：

27. Trade and Other Payables (continued)

The following is an aging analysis of trade payables at the balance sheet date:

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
0－30天	0 – 30 days	**3,847**	3,983
31－60天	31 – 60 days	**1,288**	948
61－90天	61 – 90 days	**330**	540
>90天	>90 days	**552**	434
		6,017	5,905

本集團於結算日的貿易及其他應付款項公允價值與其賬面值相若。

The fair value of the Group's and the Company's trade and other payables at balance sheet date was approximate to the corresponding carrying amount.

二十八.撥備

28. Provisions

		港幣百萬元 HK$ million
本集團	**The Group**	
於二零零五年一月一日	At 1 January 2005	88
年內動用撥備	Utilisation during the year	(31)
於二零零六年一月一日	At 1 January 2006	57
年內動用撥備	Utilisation during the year	(26)
於二零零六年十二月三十一日	At 31 December 2006	31

有關撥備乃為以往年度所收購業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilised in accordance with the restructuring plans adopted when such operations were acquired.

二十九甲. 短期貸款

29a. Short Term Loans

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本集團	**The Group**		
即期部份	Current portion		
－有抵押銀行貸款	– secured bank loans	**3**	3
－無抵押銀行貸款	– unsecured bank loans	**30**	241
－其他無抵押貸款	– other unsecured loans	**9**	–
－長期融資租約承擔	– of long term obligations under finance leases	**2**	7
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts		
－有抵押	– secured	**206**	238
－無抵押	– unsecured	**4,747**	2,546
其他無抵押貸款	Other unsecured loans	**–**	2,134
		4,997	5,169

二十九乙. 長期負債

29b. Long Term Liabilities

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	**8**	10
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	**3,741**	4,952
毋須於五年內悉數償還之無抵押銀行貸款	Unsecured bank loans not wholly repayable within 5 years	**6**	6
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	**58**	88
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	**3**	11
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loans not wholly repayable within 5 years	**68**	224
		3,884	5,291
列於流動負債之即期部份	Current portion included in current liabilities	**(44)**	(251)
		3,840	5,040

二十九乙. 長期負債（續）

29b. Long Term Liabilities (continued)

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
本集團	**The Group**		
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank Loans**		
一年以上至兩年內	After 1 year but within 2 years	**1**	44
兩年以上至五年內	After 2 years, but within 5 years	**3,717**	4,676
五年後	After 5 years	**4**	4
其他貸款	**Other Loans**		
一年以上至兩年內	After 1 year, but within 2 years	**64**	111
兩年以上至五年內	After 2 years, but within 5 years	**53**	85
五年後	After 5 years	**-**	116
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**1**	4
兩年以上至五年內	After 2 years, but within 5 years	**-**	-
		3,840	5,040

根據本集團須於五年內償還之無抵押銀行貸款之協議條款，控股公司華潤（集團）有限公司（「華潤集團」）按規定須實益擁有本公司最少35%享有表決權之股份或維持其作為本公司單一最大股東之身份（不論為直接或透過其附屬公司間接持有有關權益）。

Under the terms of the agreements of the Group's unsecured bank loans repayable within five years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

本集團有以港幣、美元及人民幣為單位之浮息借款，息率分別與HIBOR、LIBOR及中國人民銀行規定之放款利率掛鈎。

The Group has floating rate borrowings denominated in Hong Kong Dollars, US Dollars and Renminbi with interest rates linked to HIBOR, LIBOR and the lending rate stipulated by the People's Bank of China respectively.

本集團浮息借款之實際年利率主要由3.90%至4.95%（二零零五年：0.72%至5.55%）不等。

The effective annual interest rates on the Group's floating rate borrowings range from mainly 3.90% to 4.95%. (2005: from 0.72% to 5.55%).

二十九乙. 長期負債(續)

於二零零六年十二月三十一日，本集團尚有一筆港幣3,000百萬元(二零零五年：港幣3,000百萬元)之銀團貸款，其中包括港幣1,700百萬元已動用借貸，息率為HIBOR加28個點子，將於二零一一年五月到期。其他貸款須由二零零六年十二月三十一日起計5年內償還全部或部份欠款。

以下為本集團並非以有關實體之功能貨幣為單位之借款：

29b. Long Term Liabilities (continued)

At 31 December 2006, the Group has a syndicated loan of HK$3,000 million (2005: HK$3,000 million) of which HK$1,700 million has been drawn down that bears interest rate at HIBOR plus 28 basis point and will mature in May 2011. Other borrowings are repayable wholly or partly within 5 years from 31 December 2006.

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
美元借貸 (等同於港幣) US Dollar borrowings (HK Dollar equivalent)	1,111	3,833	-	-

三十. 遞延稅項

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

30. Deferred Taxation

The movement in deferred taxation assets and liabilities (prior to offsetting of balance within the same taxation jurisdiction) recognised during the year is as follows:

	稅損 Tax losses		其他 Others		合計 Total	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
本集團 The Group						
遞延稅項資產 Deferred taxation assets						
於一月一日 At 1 January	76	117	64	50	140	167
在綜合損益表(扣除)／記帳 (Charged)/credited to consolidated profit and loss account	(24)	(43)	5	5	(19)	(38)
收購附屬公司 Acquisition of subsidiaries	-	-	-	9	-	9
匯率調整 Exchange rate adjustment	2	2	-	-	2	2
於十二月三十一日 At 31 December	54	76	69	64	123	140

三十. 遞延稅項(續)

遞延稅項資產以相關的稅務利益肯定可從未來應課稅盈利變現為上限，為稅務虧損結轉而確認。於二零零六年十二月三十一日，本集團未確認之稅務虧損有港幣902百萬元(二零零五年：港幣661百萬元)，而本集團未能確定可否動用該筆款項與未來的應課稅收入對銷，此金額包括於五年內期滿之未確認之稅務虧損有港幣480百萬元(二零零五年：港幣347百萬元)。

以下為已在綜合資產負債表中確認之遞延稅項負債組成部份及於年內之變動：

30. Deferred Taxation (continued)

Deferred taxation assets are recognised for tax losses carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2006, the Group has unrecognised tax losses of HK$902 million (2005: HK$661 million) arising from tax losses which is uncertain as to whether it can be utilised to set off against future taxable income. Out of this amount, the unrecognised tax loss of HK$480 million (2005: HK$347 million) will expire within 5 years.

The components of deferred tax liabilities recognised in the consolidated balance sheet and the movements during the years are as follows:

		重估投資物業 Revaluation of investment property 港幣百萬元 HK$ million	加速稅項折舊 Accelerated tax depreciation 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**			
於二零零五年一月一日	At 1 January 2005	705	232	937
綜合損益表扣除／(計入)	Charged/(credited) to consolidated profit and loss account	86	(7)	79
涉及出售一間附屬公司	Relating to disposal of a subsidiary	(65)	–	(65)
於二零零五年十二月三十一日及二零零六年一月一日	At 31 December 2005 and 1 January 2006	726	225	951
自綜合損益表扣除／(計入)	Charged/(credited) to consolidated profit and loss account	95	(23)	72
於二零零六年十二月三十一日	At 31 December 2006	821	202	1,023

本公司之遞延稅項負債是指投資物業、土地及樓宇以及其他資產的加速稅項折舊。

The Company's deferred taxation liabilities relates to the accelerated tax depreciation of its investment property, land and building and other assets.

三十一. 股本

31. Share Capital

		二零零六年 2006		二零零五年 2005	
		股份數目 Number of shares 百萬股 million	面值 Nominal Value 港幣百萬元 HK$ million	股份數目 Number of shares 百萬股 million	面值 Nominal Value 港幣百萬元 HK$ million
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000**	**3,000**	3,000	3,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,233**	**2,233**	2,123	2,123
行使購股權	Exercise of share options	**125**	**125**	52	52
配發股份	Allotment of shares	**-**	**-**	58	58
於十二月三十一日	At 31 December	**2,358**	**2,358**	2,233	2,233

(甲) 本公司設立購股權計劃，旨提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍有若干份期權尚未行使(「舊計劃」)。

新計劃於二零零二年一月三十一日之股東大會上獲批准，並將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出期權，該等合資格參與者包括本集團之執行或非執行董事、由本集團任何僱員、執行或非執行董事所設立的酌情信託之信託對象、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員或主要股東的聯繫人及主要股東的僱員。

購股權一般於緊隨授出之日起計十年內全部賦予及可予行使，或於接納授出購股權後最長為四年之期限內賦予。

(a) The Company operates a share options scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive or substantial shareholder of the Company, and employees of substantial shareholder.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to maximum of four years after the acceptance of a grant.

三十一. 股本(續) / 31. Share Capital (continued)

根據兩個計劃授出之購股權變動詳情茲概述如下：

Details of the movements of the share options granted under both share option schemes are summarised as follows:

授出日期 Date of grant	行使價 Exercise Price 港幣元 HK$	購股權數目 Number of share options: 於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006	已授購股權之估計公允價值[2] Estimated fair value of the share option granted[2] 港幣元 HK$
舊計劃 Old Scheme								
20/6/2000	7.190	7,945,000	-	7,470,000	-	-	475,000	-
21/11/2000	7.080	3,399,000	-	2,454,000	-	-	945,000	-
		11,344,000	-	9,924,000	-	-	1,420,000	-
新計劃 New Scheme								
07/02/2002	7.170	14,514,000	-	13,880,000	-	-	634,000	-
05/03/2002	7.350	11,486,000	-	8,121,000	-	-	3,365,000	-
08/03/2002	7.500	780,000	-	780,000	-	-	-	-
19/04/2002	7.400	3,650,000	-	3,366,000	-	-	284,000	-
23/05/2002	8.900	44,000	-	44,000	-	-	-	-
02/08/2002	8.320	3,834,000	-	2,454,000	-	660,000	720,000	-
07/11/2002	7.700	1,752,000	-	1,752,000	-	-	-	-
24/01/2003	7.250	578,000	-	528,000	-	-	50,000	-
14/04/2003	6.290	4,216,000	-	3,822,000	-	-	394,000	-
01/08/2003	7.100	660,000	-	580,000	-	-	80,000	-
08/10/2003	8.900	1,661,000	-	1,220,000	-	89,000	352,000	-
02/12/2003	9.000	1,070,000	-	1,070,000	-	-	-	-
14/01/2004	9.720	38,963,000	-	20,868,000	-	2,982,000	15,113,000	-
20/04/2004	9.890	5,216,000	-	2,296,000	-	28,000	2,892,000	-
25/05/2004	9.150	24,443,000	-	20,289,000	-	-	4,154,000	-
02/06/2004	9.550	5,022,000	-	4,422,000	-	-	600,000	-
22/07/2004	9.800	1,590,000	-	1,252,000	-	178,000	160,000	-
04/10/2004	10.350	45,464,000	-	27,514,000	-	328,000	17,622,000	-
17/01/2005	11.400	1,580,000	-	580,000	-	880,000	120,000	-
22/07/2005	12.500	960,000	-	240,000	-	-	720,000	-
		167,483,000	-	115,078,000	-	5,145,000	47,260,000	
		178,827,000	-	125,002,000	-	5,145,000	48,680,000	
可於年終行使 Exercisable at the end of the year							30,722,000	
加權平均行使價 Weighted average exercise price	(港幣元) (HK$)	9.23	-	8.29	-	9.86	9.40	

購股權持有人分析如下：

Holders of the share options are analysed as follows:

	Outstanding at 1/1/2006	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2006
舊計劃 Old Scheme						
董事 Directors	5,986,000	-	5,986,000	-	-	-
僱員 Employees	5,358,000	-	3,938,000	-	-	1,420,000
新計劃 New Scheme						
董事 Directors	24,266,000	-	23,666,000	-	-	600,000
僱員 Employees	131,453,000	-	83,133,000	-	5,145,000	43,175,000
其他參與者 Other participants	11,764,000	-	8,279,000	-	-	3,485,000

授出日期 Date of grant	行使價 Exercise Price 港幣元 HK$	於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零五年十二月三十一日尚未行使 Outstanding at 31/12/2005	已授購股權之估計公允價值[2] Estimated fair value of the share option granted[2] 港幣元 HK$
		購股權數目 Number of share options						
舊計劃 **Old Scheme**								
20/6/2000	7.190	11,861,000	–	3,916,000	–	–	7,945,000	–
21/11/2000	7.080	4,153,000	–	754,000	–	–	3,399,000	–
		16,014,000	–	4,670,000	–	–	11,344,000	–
新計劃 **New Scheme**								
07/02/2002	7.170	19,638,000	–	5,124,000	–	–	14,514,000	–
05/03/2002	7.350	19,624,000	–	7,816,000	–	322,000	11,486,000	–
08/03/2002	7.500	980,000	–	200,000	–	–	780,000	–
19/04/2002	7.400	7,204,000	–	3,554,000	–	–	3,650,000	–
23/05/2002	8.900	136,000	–	92,000	–	–	44,000	–
02/08/2002	8.320	5,870,000	–	1,936,000	–	100,000	3,834,000	–
07/11/2002	7.700	1,790,000	–	38,000	–	–	1,752,000	–
24/01/2003	7.250	1,182,000	–	576,000	–	28,000	578,000	–
14/04/2003	6.290	7,428,000	–	3,162,000	–	50,000	4,216,000	–
01/08/2003	7.100	1,070,000	–	410,000	–	–	660,000	–
08/10/2003	8.900	2,888,000	–	945,000	–	282,000	1,661,000	–
02/12/2003	9.000	1,360,000	–	290,000	–	–	1,070,000	–
14/01/2004	9.720	46,441,000	–	6,520,000	–	958,000	38,963,000	–
20/04/2004	9.890	5,600,000	–	384,000	–	–	5,216,000	–
25/05/2004	9.150	35,856,000	–	11,251,000	–	162,000	24,443,000	–
02/06/2004	9.550	5,022,000	–	–	–	–	5,022,000	–
22/07/2004	9.800	3,100,000	–	1,510,000	–	–	1,590,000	–
04/10/2004	10.350	49,680,000	–	3,900,000	–	316,000	45,464,000	–
17/01/2005	11.400	–	1,750,000	70,000	–	100,000	1,580,000	2.503
22/07/2005	12.500	–	960,000	–	–	–	960,000	3.862
		214,869,000	2,710,000	47,778,000	–	2,318,000	167,483,000	
		230,883,000	2,710,000	52,448,000	–	2,318,000	178,827,000	
可於年終行使 Exercisable at the end of the year							137,027,000	
加權平均行使價 Weighted average exercise price	(港幣元) (HK$)	9.04	11.79	8.51	–	8.93	9.23	

上表已包括授予董事的購股權，詳情如下：

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1/1/2005	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2005
舊計劃 **Old Scheme**						
董事 Directors	10,486,000	–	4,500,000	–	–	5,986,000
僱員 Employees	5,528,000	–	170,000	–	–	5,358,000
新計劃 **New Scheme**						
董事 Directors	24,466,000	–	200,000	–	–	24,266,000
僱員 Employees	169,829,000	2,710,000	39,090,000	–	1,996,000	131,453,000
其他參與者 Other participants	20,574,000	–	8,488,000	–	322,000	11,764,000

三十一. 股本(續)

附註：

1. 年內已行使購股權於行使日期之加權平均股價為港幣16.80元(二零零五年：港幣12.24元)。

2. 已授購股權之公允價值指不同行使期之購股權之加權平均公允價值。

此等公允價值乃採用三項式格子點(Trinomial Lattice)方式計算。以下為加入此算式之資料：

31. Share Capital (continued)

Notes:

1. The weighted average share price at the date of exercise for share options exercised during the year was HK$16.80 (2005: HK$12.24).

2. The fair value of the share option granted represents the weighted average of the fair value of the share options with different exercisable period.

These fair values were calculated using the Trinomial Lattice model. The inputs into the model were as follows:

		二零零六年 2006	二零零五年 2005
行使價(見上表)	Exercise price (as set out in the above table)		
加權平均股價	Weighted average share price	-	HK$11.95
預計波幅	Expected volatility	-	24.3%
購股權期限	Option life	-	10 years
無風險之利率	Risk-free rate	-	4.1%
預計股息收益率	Expected dividend yield	-	2.7%

預計波幅乃採用本公司股價於過去一年之波幅釐定。有關算式所用之預計期限已根據管理層就不可轉讓能力、行使限制及行為考量等影響作出之最佳估計予以調整。

Expected volatility was determined by using the historical volatility of the Company's share price over the previous 1 year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioral considerations.

本集團於截至二零零六年十二月三十一日止年度就本公司所授購股權確認總支出港幣23百萬元(二零零五年：港幣53百萬元)。

The Group recognised the total expenses of HK$23 million for the year ended 31 December 2006 (2005: HK$53 million) in relation to the share options granted by the Company.

三十二. 儲備

32. Reserves

本集團

本集團儲備變動詳情載於第91頁至92頁的綜合股東權益變動表。

本集團保留溢利內已包括分別由本集團聯營公司及共同控制實體所保留之溢利約港幣92百萬元(二零零五年：港幣100百萬元)及約港幣5百萬元(二零零五年：港幣7百萬元)。

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on pages 91 to 92.

The retained profits of the Group include approximately HK$92 million (2005: HK$100 million) and approximately HK$5 million (2005: HK$7 million) retained by associates and jointly controlled entities of the Group, respectively.

		股份溢價 Share premium 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensation reserve 港幣百萬元 HK$ million	認股權證儲備 Warrant reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本公司	**The Company**					
於二零零五年一月一日	At 1 January 2005	10,637	92	168	3,176	14,073
發行股份溢價	Premium on share issued	987	-	-	-	987
僱員購股權福利	Employees share option benefits	-	53	-	-	53
本年度溢利	Profit for the year	-	-	-	825	825
股息	Dividends	-	-	-	(640)	(640)
於二零零五年十二月三十一日及二零零六年一月一日	At 31 December 2005 and 1 January 2006	11,624	145	168	3,361	15,298
發行股份溢價	Premium on share issued	983	-	-	-	983
發行股份費用	Share issue expenses	(1)	-	-	-	(1)
僱員購股權福利	Employees share option benefits	-	23	-	-	23
於償還複合金融工具時轉出	Release upon repayment of Compound financial instruments	-	-	(168)	168	-
本年度溢利	Profit for the year	-	-	-	2,965	2,965
股息(註十三)	Dividends (Note 13)	-	-	-	(3,265)	(3,265)
於二零零六年十二月三十一日	At 31 December 2006	12,606	168	-	3,229	16,003

本公司可供分派予股東之儲備為港幣3,229百萬元(二零零五年：港幣3,361百萬元)。

Reserves of the Company available for distribution to the shareholders amounted to HK$3,229 million (2005: HK$3,361 million).

三十三. 綜合現金流量表附註
甲 經營活動之現金流量

33. Notes to the Consolidated Cash Flow Statement
A Cash flows from operating activities

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million (重列) (Restated)
除稅前溢利	Profit before taxation	**3,969**	3,175
調整：	Adjustments for:		
應佔聯營公司業績淨額	Share of net results of associates	**(333)**	(354)
出售附屬公司／業務所得溢利	Profit on disposal of subsidiaries/ business	**(517)**	(138)
出售聯營公司所得溢利	Profit on disposal of associates	**(1)**	(64)
出售可售投資所得溢利	Profit on disposal of available for sale investments	**–**	(94)
衍生金融工具公允價值虧損／(增益)	Fair value losses/(gains) on derivative financial instruments	**4**	(48)
非上市可售投資股息收入	Dividend income from unlisted available for sale investments	**(7)**	(5)
利息收入	Interest income	**(273)**	(173)
利息支出	Interest expenses	**441**	402
出售固定資產虧損／(溢利)	Net loss/(profit) on disposal of fixed assets	**36**	(177)
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**24**	74
已確認之可售投資減值虧損	Impairment loss recognised on available for sale investments	**–**	49
已確認之其他無形資產減值虧損	Impairment loss recognised on other intangible assets	**1**	2
折舊及攤銷	Depreciation and amortisation	**1,527**	1,342
無形資產攤銷	Amortisation of intangible assets	**31**	56
確認為收入之收購折讓	Discount on acquisition recognised as income	**–**	(46)
已動用之儲油服務費	Tank storage service fee utilised	**22**	22
投資物業重估盈餘	Valuation gain on investment properties	**(528)**	(489)
以權益扣除之股份形式付款	Share based payment charged against equity	**23**	53
因結算衍生金融工具而在對沖儲備轉出	Release of hedge reserve upon settlement of derivative financial instruments	**(2)**	–
營運資金變動前之經營溢利	Operating profit before working capital changes	**4,417**	3,587
待售物業之變動	Changes in properties held for sale	**5**	7
其他存貨之變動	Changes in other stocks	**(812)**	(1,325)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(652)**	(670)
衍生金融工具之變動	Changes in derivative financial instruments	**(29)**	(8)
貿易及其他應付款項之變動	Changes in trade and other payables	**2,459**	2,360
經營所得之現金	Cash generated from operations	**5,388**	3,951

三十三. 綜合現金流量表附註(續)

乙 出售附屬公司／業務

33. Notes to the Consolidated Cash Flow Statement (continued)

B Disposal of subsidiaries/business

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
出售資產淨值：	Net assets disposed of:		
固定資產	Fixed assets	1,223	466
商譽	Goodwill	34	–
其他無形資產	Other intangible assets	491	–
於聯營公司之權益	Interests in associates	19	–
可售投資	Available for sale investments	27	–
存貨	Stocks	620	–
貿易及其他應收款項	Trade and other receivables	936	6
現金及銀行結存	Cash and bank balances	979	15
貿易及其他應付款項	Trade and other payables	(1,285)	(6)
應付税項	Taxation payable	(49)	–
短期貸款	Short term loans	(96)	–
長期貸款	Long term loans	(303)	–
遞延税項負債	Deferred taxation liabilities	–	(65)
少數股東權益	Minority interests	(119)	(33)
		2,477	383
儲備調撥	Reserves released	(45)	–
出售業務／相關固定資產所得溢利	Profit on disposal of subsidiaries/business	517	138
		2,949	521
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	2,949	512
遞延代價	Deferred consideration	–	9
		2,949	521
出售附屬公司／業務所得之現金及現金等值流入淨額分析	**Analysis of the net inflow of cash and cash equivalents in respect of disposal of subsidiaries/business**		
已收現金代價	Cash considerations received	2,949	512
出售現金及銀行結存	Cash and bank balances disposed of	(979)	(15)
		1,970	497

三十三. 綜合現金流量表附註(續)　33. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務　C Acquisition of subsidiaries/business

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
收購所得淨資產之賬面值及公允價值：	The carrying amounts and fair values of the net assets acquired:		
固定資產	Fixed assets	465	792
其他無形資產	Other intangible assets	-	472
可售投資	Available for sale investments	-	19
存貨	Stocks	48	102
貿易及其他應收款項	Trade and other receivables	27	59
遞延税項資產	Deferred taxation assets	-	9
現金及銀行結存	Cash and bank balances	10	385
貿易及其他應付款項	Trade and other payables	(93)	(437)
應付税項	Taxation payable	(1)	(7)
短期貸款	Short term loans	(98)	(3)
長期貸款	Long term loans	-	(229)
少數股東權益	Minority interests	(53)	(2)
收購時產生之折讓	Discount on acquisition	-	(46)
收購時產生之商譽	Goodwill on acquisition	348	247
		653	1,361
以下列方式支付：	Discharged by:		
現金	Cash	593	685
應付價值結餘	Balance of consideration payable	60	94
預付款項	Prepaid consideration	-	582
		653	1,361
收購附屬公司／業務之現金及現金等值流入淨額分析	**Analysis of the net outflow of cash and cash equivalents in respect of acquisition of subsidiaries/business's undertaking**		
現金代價	Cash consideration	(593)	(685)
收購所得現金及銀行結存	Cash and bank balances acquired	10	385
		(583)	(300)

三十四. 資本承擔

34. Capital Commitments

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
於結算日尚未完成之資本承擔如下： Capital commitments outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備 Contracted but not provided for	999	374	-	-
已批准但尚未簽約 Authorised but not contracted for	1,249	866	-	-
	2,248	1,240	-	-

三十五. 經營租約承擔

35. Operating Lease Commitments

(甲) 作為承租人

(a) As lessee

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
於結算日，根據不可註銷營業租約須於如下期間支付之最低租賃款項總額： At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
－在一年內 – Within one year	978	791	-	-
－在第二年至第五年（包括首尾兩年） – In the second to fifth year inclusive	3,105	2,318	-	-
－五年之後 – After five years	5,020	4,642	-	-
	9,103	7,751	-	-

三十五. 營業租約承擔(續)

(甲) 作為承租人(續)

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

(乙) 作為出租人

35. Operating Lease Commitments (continued)

(a) As lessee (continued)

Operating lease payment represents rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

(b) As lessor

	本集團 The Group		本公司 The Company	
	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	**二零零六年 2006 港幣百萬元 HK$ million**	二零零五年 2005 港幣百萬元 HK$ million
於結算日,根據不可註銷營業租約可於如下期間收取之最低租賃款項總額: At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
一在一年內 – Within one year	**463**	391	**1**	–
一在第二年至第五年(包括首尾兩年) – In the second to fifth year inclusive	**560**	563	**1**	–
一五年之後 – After five years	**297**	279	**–**	–
	1,320	1,233	**2**	–

此等物業之租客平均租用年期介乎1至10年。

These properties have committed tenants for an average term from 1 to 10 years.

三十六. 或然負債

36. Contingent Liabilities

		本集團 The Group		本公司 The Company	
		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
於結算日，本公司為下列公司提供銀行及其他貸款擔保而產生之或然負債	At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to				
－附屬公司	– subsidiaries	–	–	7,826	7,054
－一間聯營公司	– an associate	500	500	500	500
		500	500	8,326	7,554

三十七. 重大關連交易

37. Material Related Party Transactions

甲 於二零零六年十月十八日，本公司的全資附屬公司Preparis Limited與華潤集團(本公司控股股東)的全資附屬公司華潤石化燃氣集團有限公司訂立協議，以現金代價港幣2,780百萬元，出售其持有的華潤石化控股有限公司(「華潤石化控股」)100%股權。當時華潤石化控股持有本公司於中國內地的管道燃氣業務、化工經銷業務及其他石油相關業務。此交易已於二零零六年十一月完成。

A On 18 October, 2006, Preparis Limited, a wholly owned subsidiary of the Company, entered into an agreement with China Resources Petrochems Gas Group Limited, a wholly owned subsidiary of CRH (the controlling shareholder of the Company), for the disposal of its 100% equity interest in China Resources Petrochems Holdings Limited ("CRPH") for a cash consideration of HK$2,780 million. CRPH was the holding company of the Company's piped gas businesses, cheminals distribution businesses and other petroleum related businesses in Chinese Mainland. This transaction was completed in November 2006.

三十七. 重大關連交易(續)

乙 本公司與其附屬公司(屬於本公司之關連人士)進行之交易已於綜合賬目時對銷，並無在本附註中披露。除本財務報告另行披露之交易及結餘外，本集團進行下列各項重大關連交易。

37. Material Related Party Transactions (continued)

B Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

		二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
向聯營公司購入貨品	Purchase of goods from associates	**368**	408
接受下列公司提供之服務	Receiving of services from		
一間控股公司	A holding company	**1**	1
母公司集團之附屬公司	Fellow subsidiaries	**237**	128
聯營公司	Associates	**25**	25
向下列公司銷售貨品	Sales of goods to		
一間控股公司	A holding company	**1**	–
母公司集團之附屬公司	Fellow subsidiaries	**42**	18
聯營公司	Associates	**142**	113
向母公司集團之附屬公司提供服務	Rendering of services to fellow subsidiaries	**5**	2
營業租約款項	Operating lease payment		
一間控股公司	A holding company	**3**	–
母公司集團之附屬公司	Fellow subsidiaries	**53**	47
聯營公司	Associates	**2**	2
儲油服務費	Tank storage service fees		
一間控股公司	A holding company	**140**	140
母公司集團之附屬公司	Fellow subsidiaries	**2**	2
就於油庫提供若干服務而向下列公司收取管理費	Management fee received for provision of certain services at oil depot		
一間控股公司	A holding company	**1**	1
母公司集團之附屬公司	Fellow subsidiaries	**19**	19
根據倉儲管理協議及設施管理協議進行交易	Transaction under godown management agreement and facilities management		
向下列公司收取服務費	Receipt of service fee from		
一間控股公司	A holding company	**172**	131
母公司集團之附屬公司	Fellow subsidiaries	**86**	79
向一間控股公司支付月費	Payment of monthly fee to a holding company	**36**	33

三十七.重大關連交易(續)

乙 (續)

本集團有下列重大關連交易結餘：

37. Material Related Party Transactions (continued)

B (continued)

The Group had the following material related party balances:

	二零零六年 2006 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million
應收款項： Amount due from:		
母公司集團之附屬公司 Fellow subsidiaries	**12**	18
聯營公司 Associates	**25**	28
應付款項： Amount due to:		
母公司集團之附屬公司 Fellow subsidiaries	**57**	54
聯營公司 Associates	**19**	18

丙 與其他中國內地國家控制實體之交易／結餘。

本集團本身為中國華潤總公司(該公司由中國政府控制)旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外，本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為，除華潤總公司集團外，該等實體並無權力支配或參與製訂本集團之財務及經營政策。與該等實體進行之交易(包括買賣貨品及服務)乃按本集團一般業務過程訂立。本集團認為，就其所深知上文所概述之關連交易已充份及符合披露要求。

C Transactions/balances with other state-controlled entities in Chinese Mainland.

The Group itself is a part of a larger group of companies under CRNC which is controlled by the PRC government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The Directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions including sales and purchases of goods and services, with these entities are conducted in the ordinary course of the Group's business. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

丁 主要管理人員之薪酬

支付予主要管理人員(僅包括本公司董事)之酬金由薪酬委員會之建議釐定，已於附註九中披露。

D Compensation of key management personnel

Remuneration paid for key management personnel include solely the directors of the Company as determined with reference to remuneration committee, is disclosed in note 9.

三十八. 結算日後之事項

本公司於二零零七年三月十四日與中國石油化工股份有限公司(「中國石化」)就出售華潤石化投資有限公司(「華潤石化投資」)所擁有之於香港的石油產品經銷業務訂立一項框架協議，根據框架協議，取決於是否能簽署正式協議，本公司同意將華潤石化投資100%已發行股本以現金代價港幣40億元出售給中國石化。正式協議預計在二零零七年四月中旬簽署。

38. Post Balance Sheet Events

The Company entered into a framework agreement with China Petroleum & Chemical Corporation ("Sinopec") on 14 March 2007 regarding the disposal of the Company's petroleum distribution business, which was held by China Resources Petrochems Investments Limited ("CRPI"). Under the framework agreement, subject to the signing of a formal agreement, the Company agreed to dispose 100% of the issued share capital of CRPI to Sinopec for a cash consideration of HK$4,000 million. The formal agreement is expected to be signed in mid-April 2007.

三十九. 批准財務報告

第85頁至第169頁所載之財務報告已獲董事會於二零零七年四月四日批准。

39. Approval of Financial Statements

The financial statements set out on pages 85 to 169 were approved by the Board of Directors on 4 April 2007.

主要附屬公司及聯營公司
Principal Subsidiaries and Associates

於2006年12月31日 At 31 December 2006

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售					
(1) Retail					
於香港註冊成立 **Incorporated in Hong Kong**					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100.0	–	100.0	零售業務 Retail business
華潤萬家(香港)有限公司 China Resources Vanguard (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100.0	–	100.0	超市業務、投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 深圳華潤萬佳超級市場有限公司	港幣226,200,000元 HK$226,200,000	100.0	–	100.0	超市業務 Supermarket operations
* 華潤萬家(蘇州)超市有限公司	8,000,000美元 US$8,000,000	100.0	–	100.0	超市業務 Supermarket operations
* 天津津南區華潤萬家超級市場有限公司	人民幣1,000,000元 RMB1,000,000	100.0	–	100.0	超市業務 Supermarket operations
* 蘇果超市有限公司 (Suguo Supermarket Co., Ltd.)	人民幣253,820,000元 RMB253,820,000	85.0	–	85.0	超市業務 Supermarket operations
** 華潤萬家有限公司 (China Resources Vanguard Co., Ltd.)	人民幣1,400,000,000元 RMB1,400,000,000	100.0	65.0	35.0	超市業務 Supermarket operations
* 浙江華潤慈客隆超市有限公司 (China Resources Cikelong (Zhejiang) Supermarket Co., Ltd.)	人民幣100,000,000元 RMB100,000,000	100.0	–	100.0	超市業務 Supermarket operations

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售(續) **(1) Retail** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
* 華潤萬家生活超市(廣州)有限公司 (China Resources Vanguard (Guangzhou) Superstore Co., Ltd.)	人民幣30,000,000元 RMB30,000,000	100.0	–	100.0	超市業務 Supermarket operations
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Tactical Solutions Incorporated	100美元 US$100	51.0	–	51.0	投資控股 Investment holding
(二) 飲品 **(2) Beverage**					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
華潤雪花啤酒有限公司 China Resources Snow Breweries Limited	42,800,100美元 US$42,800,100	51.0	51.0	–	投資控股 Investment holding
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
華潤雪花啤酒(遼寧)有限公司 (China Resources Snow Breweries (Liaoning) Company Limited)	60,814,189美元 US$60,814,189	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
華潤雪花啤酒(大連)有限公司 (China Resources Snow Brewery (Dalian) Co., Ltd.)	21,200,000美元 US$21,200,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續) **(2) Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
華潤雪花啤酒(安徽)有限公司 (China Resources Snow Breweries (Anhui) Co., Ltd.)	人民幣246,000,000元 RMB246,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(浙江)股份有限公司 (China Resources Snow Brewery (Zhejiang) Stock Co., Ltd)	人民幣120,000,000元 RMB120,000,000	35.7	–	70.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 四川華潤藍劍啤酒有限責任公司 (China Resources (Sichuan) Blue Sword Breweries Co., Ltd.)	人民幣113,792,501元 RMB113,792,501	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(成都)啤酒有限責任公司 (China Resources Blue Sword (Chengdu) Brewery Co., Ltd.)	人民幣124,143,853元 RMB124,143,853	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(樂山)啤酒有限責任公司 (China Resources Blue Sword (Leshan) Brewery Co., Ltd.)	人民幣35,000,000元 RMB35,000,000	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(綿陽)啤酒有限責任公司 (China Resources Blue Sword (Mianyang) Brewery Co., Ltd.)	人民幣100,000,000元 RMB100,000,000	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(瀋陽)有限公司 (China Resources Snow Breweries (Shenyang) Co., Ltd.)	人民幣116,240,000元 RMB116,240,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續) **(2) Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
* 華潤雪花啤酒(武漢)有限公司 (China Resources Snow Brewery (Wuhan) Co., Ltd.)	人民幣570,000,000元 RMB570,000,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(中國)投資有限公司 (China Resources Snow Breweries (China) Investment Co., Ltd.)	386,000,000美元 US$386,000,000	51.0	–	100.0	投資控股 Investment holding
怡寶食品飲料(深圳)有限公司 (C'estbon Food and Beverage (Shenzhen) Co., Ltd.)	人民幣12,000,000元 RMB12,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
(三) 食品加工及經銷 **(3) Food Processing and Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100.0	–	100.0	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co. Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94.0	–	94.0	經銷凍肉及水產 Trading of frozen meats and aquatic products
@ 中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	–	51.0	生豬批發 Wholesale of live pigs

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷(續) **(3) Food Processing and Distribution** (continued)					
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@ (中國國際漁業公司) China International Fisheries Corp	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51.0	–	51.0	投資控股 Investment holding
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51.0	–	100.0	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
• 五豐食品(深圳)有限公司 (Ng Fung Foods (Shenzhen) Co., Ltd.)	人民幣543,000,000元 RMB543,000,000	70.0	–	70.0	禽畜飼養、屠場經營、肉類加工及家禽批發 Livestock raising, abattoir operation, meat products processing and poultry wholesaling
於巴拿馬註冊成立 **Incorporated in the Panama**					
@ Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51.0	–	100.0	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 紡織 **(4) Textile**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤紡織(集團)有限公司 China Resources Textiles (Holdings) Company Limited	100,000,000股每股面值港幣1元之普通股 100,000,000 ordinary shares of HK$1 each	100.0	–	100.0	投資控股 Investment holding
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	–	100.0	紡織品營銷及投資控股 Trading of textiles and investment holding
新弘紡織有限公司 Hsin Hung Textiles Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100.0	–	100.0	服裝營銷及投資控股 Trading of apparel and investment holding
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
華潤紡織投資發展有限公司 (China Resources Textiles Investment & Development Company Limited)	73,200,000美元 US$73,200,000	100.0	–	100.0	投資控股及棉花營銷 Investment holding and trading of cotton
@*** 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.)	人民幣129,665,718元 RMB129,665,718	51.0	–	51.0	紗布生產及營銷及投資控股 Manufacture and trading of textile products and investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五) 物業及物流 **(5) Property and Logistics**					
於香港註冊成立 **Incorporated in Hong Kong**					
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	投資控股及物業管理 Investment holding and property management
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
潤發倉碼有限公司 Yuen Fat Wharf & Godown Company Limited	1,000,000股每股面值港幣1元之普通股 1,000,000 ordinary shares of HK$1 each	100.0	–	100.0	碼頭及倉儲服務 Wharf & godown services
(六) 石油及相關產品經銷 **(6) Petroleum and Related Products Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	投資控股 Investment holding
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100.0	–	100.0	石油運輸服務及貿易 Transportation services and trading of petroleum
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經銷石油產品 Trading of petroleum products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六)石油及相關產品經銷(續) **(6) Petroleum and Related Products Distribution** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經營油站 Petrol filling station operation
定基投資有限公司 Ting Key Investment Limited	10,000股每股面值港幣1元之普通股 10,000 ordinary shares of HK$1 each	100.0	–	100.0	經營油站 Petrol filling station operation
(七)投資及其他 **(7) Investments and Others**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	100.0	–	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Limited	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100.0	100.0	–	財務 Financing
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@#△HIT Investments Limited	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10.0	–	10.0	在香港投資貨櫃碼頭營運 Investment in container terminal operations in Hong Kong
@#△Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10.0	–	10.0	在中國內地投資貨櫃碼頭營運 Investment in container terminal operations in the Chinese Mainland

附註：

Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。

1. The Directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。

2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，已分別採納各自之英文名稱。

3. For companies incorporated in the Chinese Mainland with an English name, such name has been adopted by each company.

四. 年內，本集團以總代價港幣653百萬元購入若干啤酒公司之股權，其中港幣593百萬元已於二零零六年支付。本集團本年度溢利及截至本年度止之資產淨值因進行收購事項而同時減少港幣22百萬元。

4. During the year, the Group acquired equity interests in certain brewery companies for an aggregate consideration of HK$653 million of which HK$593 million was paid in 2006. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been decreased by HK$22 million.

△ 聯營公司

△ Associates

* 合資企業

* Equity Joint Venture

** 外資企業

** Wholly Foreign Owned Enterprise

*** 上市合資企業

*** Listed Joint Stock Company

透過定期參與該聯營公司之董事局會議而行使重大影響力

Significant influence is exercised through the participation of regular board meeting of the associates

@ 並非由德勤•關黃陳方會計師行審核之公司

@ Companies not audited by Deloitte Touche Tohmatsu

主要物業概要
Schedule of Principal Properties

於2006年12月31日 At 31 December 2006

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
旺角中心一期 地庫A部份，地下部份1－4樓，4樓平台，5樓 及部份向西洋菜街南及亞皆老街的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號 Argyle Centre, Phase I Portion A on Basement, Portion of G/F, 1/F, 2/F, 3/F, 4/F and Flat Roof, 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	7,216	商 C	長期 Long
南豐中心 地庫31及57號貨車位 A034-A041、A044、A128、 A4201、A4301、A4502及A4602單位， 部份1至3樓樓面(連平台) 及3樓部份假天花至原來石屎天花間之空間 新界荃灣青山公路264－298號 Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3/F 264-298 Castle Peak Road Tsuen Wan, New Territories	100%	7,075	商／停 C/CP	中期 Medium
星光行 地下9B號舖、10A號舖及一樓B舖 九龍尖沙咀梳士巴利道3號 Star House Shop 9B, 10A on G/F & Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon	100%	1,309	商 C	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
樂聲中心 地下5－8號，20A，20B及20C號舖位， 怡和街入口(A入口)糖街入口(B入口)， 1至3樓全層及4樓整個平台 香港銅鑼灣怡和街19－31號及糖街2－8號 Lok Sing Centre Shop Nos. 5–18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19–31 Yee Wo Street and 2–8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long
新港中心 地下38號舖 1樓39號舖及2樓41號舖 地庫13, 14, 15, 16及17號車位 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on the G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Tower 1 and Car Park Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	7,849	商／停 C/CP	長期 Long
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
中大貨倉大廈 地下，7，9，11樓，15至20樓全層(包括天台) 及地下1－23號車位 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 7/F, 9/F to 11/F, 15/F to 20/F (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工／停 I/CP	中期 Medium
達利中心 1樓101號室，2樓及3樓整個平台， 4樓401號室，6樓貨倉， 21-24號貨櫃電梯，地下低層L8號車位， 車位P1-P103，L1-L7，L9-L15，L17-L43 新界葵涌梨木道88號 Riley House Unit 101 on 1/F, The whole of 2/F, 3/F & Roof Flat, Unit 401 on 4/F, Godown on 6/F, Cargo Lift Nos. 21-24, Car Parking Spaces No. L8 on Lower G/F, P1-P103, L1-L7, L9-L15, L17-L43, 88 Lei Muk Road, Kwai Chung, New Territories	100%	33,485	工／停 I/CP	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
油塘工業城B座7,8及9樓工場及 地庫L39,L40,L45,L46,L47及L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工/停 I/CP	中期 Medium
軒尼詩大廈 地下至4樓 香港銅鑼灣軒尼詩道488-490號 Hennessy Apartments G/F-4/F 488-490 Hennessy Road Causeway Bay Hong Kong	100%	3,125	商 C	長期 Long
中國內地 **Chinese Mainland**				
廣東省江門市建設路東里村橋頭 江門市建設路196號	100%	62,915	商 C	中期 Medium
江門市新會區會城鎮振興二路30號	100%	43,566	商 C	中期 Medium
廣東省深圳市羅湖區東門南路 食品大廈東段和西段整棟	100%	16,212	商/辦 C/O	中期 Medium

附註: 商: 商業 住: 住宅 停: 停車場 辦: 辦公室 工: 工業
Note: C: Commercial R: Residential CP: Car Park O: Office I: Industrial

五年財務資料摘要
Five-Year Financial Summary

		二零零二年 港幣百萬元 2002 HK$ million	二零零三年 港幣百萬元 (重列)[2] 2003 HK$ million (Restated)[2]	二零零四年 港幣百萬元 (重列)[2] 2004 HK$ million (Restated)[2]	二零零五年 港幣百萬元 (重列)[2] 2005 HK$ million (Restated)[2]	**二零零六年 港幣百萬元 2006 HK$ million**
綜合業績	**Consolidated results**					
營業額	Turnover	28,822	34,671	47,078	53,891	**65,437**
股東應佔溢利	Profit attributable to shareholders	1,378	1,429	1,480	2,220	**2,776**
每股基本盈利	Basic earnings per share	HK$0.67	HK$0.69	HK$0.70	HK$1.02	**HK$1.19**
每股股息	Dividend per share					
中期	Interim	HK$0.09	HK$0.10	HK$0.11	HK$0.13	**HK$0.14**
末期	Final	HK$0.13	HK$0.14	HK$0.16	HK$0.25	**HK$0.26**
		HK$0.22	HK$0.24	HK$0.27	HK$0.38	**HK$0.40**
特別中期	Special interim	HK$0.25	註1 Note 1	–	–	**HK$1.00**
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	13,420	14,820	19,215	21,436	**23,040**
商譽	Goodwill	1,025	1,346	2,319	3,084	**3,481**
其他無形資產	Other intangible assets	138	204	211	630	**113**
長期投資	Long term investments	2,262	1,976	1,659	1,147	**1,206**
預付款項	Prepayments	367	458	960	411	**467**
遞延税項資產	Deferred taxation assets	90	141	167	140	**123**
流動資產淨值	Net current assets	2,554	2,928	3,140	2,086	**1,398**
資金運用	Employment of capital	19,856	21,873	27,671	28,934	**29,828**
股本	Share capital	2,080	2,090	2,123	2,233	**2,358**
儲備	Reserves	10,432	10,910	13,002	15,963	**16,783**
股東權益	Shareholders' funds	12,512	13,000	15,125	18,196	**19,141**
少數股東權益	Minority interests	3,290	3,859	4,811	4,747	**5,824**
長期負債	Long term liabilities	3,151	4,184	6,797	5,040	**3,840**
遞延税項負債	Deferred taxation liabilities	903	830	938	951	**1,023**
已運用資金	Capital employed	19,856	21,873	27,671	28,934	**29,828**

附註：

1. 二零零三年特別中期股息乃每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。
2. 本集團由二零零六年一月一日起計的財政期間對共同控制實體的會計政策更改為比例合併法。新會計政策已按追溯基準引用，二零零三年、二零零四年及二零零五年的若干比較數字均予重列。然而，更改會計政策不會影響於二零零三年十二月三十一日、二零零四年十二月三十一日及二零零五年十二月三十一日的綜合資產淨值及截至二零零三年十二月三十一日、二零零四年十二月三十一日及二零零五年十二月三十一日止年度的綜合純利。

Notes:

1. The 2003 special interim dividend represented a special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.
2. The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2003, 2004 and 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2003, 31 December 2004 and 31 December 2005 and the consolidated net profit for the year ended 31 December 2003, 2004 and 2005.

股東周年大會通告撮要
Summary of Notice of Annual General Meeting

以下所載者為股東週年大會通告之撮要本，有關通告全文將載於向股東寄發之通函內。

Set out below is a summary of the notice of the annual general meeting, the full version of which is set out in the circular to be dispatched to shareholders separately.

華潤創業有限公司謹訂於二零零七年五月三十一日星期四下午三時三十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

An Annual General Meeting of China Resources Enterprise, Limited will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m. for the following purposes:

普通決議案

1. 省覽及考慮截至二零零六年十二月三十一日止年度已審核之財務報告與董事會及核數師報告。
2. 宣佈派發末期股息。
3. 重選退任董事及釐定所有董事之袍金。
4. 續聘核數師及授權董事會釐定其酬金。
5. 授予董事會一般授權以購回不超過已發行股本10%之股份。
6. 授予董事會一般授權以發行不超過已發行股本20%之額外股份。
7. 藉增加獲准發行的股份數目至相當於根據本決議案第5項之授權所購回之股份數目，以擴大本決議案第6項授予董事會發行額外股份之一般授權。

Ordinary Resolutions

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for all Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.

公司資料 Corporate Information

主席	**Chairman**
宋林	Song Lin
董事總經理	**Managing Director**
陳樹林	Chen Shulin
副董事總經理	**Deputy Managing Directors**
姜智宏	Keung Chi Wang, Ralph
王群	Wang Qun
劉百成	Lau Pak Shing
鄺文謙	Kwong Man Him
非執行董事	**Non-Executive Directors**
喬世波	Qiao Shibo
閻飈	Yan Biao
蔣偉	Jiang Wei
王帥廷	Wang Shuaiting
謝勝喜	Xie Shengxi
獨立非執行董事	**Independent Non-Executive Directors**
陳普芬	Chan Po Fun, Peter
黃大寧	Houang Tai Ninh
李家祥	Li Ka Cheung, Eric
鄭慕智	Cheng Mo Chi
陳智思	Chan Bernard Charnwut
蕭炯柱	Siu Kwing Chue, Gordon
公司秘書	**Company Secretary**
李業華	Lee Yip Wah, Peter
核數師	**Auditors**
德勤・關黃陳方會計師行	Deloitte Touche Tohmatsu
註冊辦事處	**Registered Office**
香港灣仔 港灣道26號 華潤大廈39樓	39/F, China Resources Building 26 Harbour Road Wanchai, Hong Kong
主要銀行	**Principal Bankers**
中國銀行(香港)有限公司	Bank of China (Hong Kong) Limited
渣打銀行(香港)有限公司	Standard Chartered Bank (Hong Kong) Limited
香港上海滙豐銀行有限公司	The Hongkong and Shanghai Banking Corporation Limited

投資者資料 Information for Investors

財務日誌	**Financial Calendar**
公佈全年業績 2007年4月4日	Announcement of annual results 4 April 2007
買賣未除末期股息權利股份之最後限期	**Last day of dealings in shares with entitlement to final dividend**
2007年5月22日	22 May 2007
暫停過戶日期	**Closure of register period**
2007年5月28日至5月31日 （包括首尾兩天）	28 May 2007 to 31 May 2007 (both days inclusive)
末期股息付款日	**Payment of final dividend**
2007年6月15日或前後	On or about 15 June 2007
股份登記處	**Share Registrars**
標準証券登記有限公司 香港灣仔 皇后大道東28號 金鐘匯中心26樓	Standard Registrars Limited 26th Floor, Tesbury Centre 28 Queen's Road East Wanchai, Hong Kong
股票托管處	**Depositary**
The Bank of New York Investor Services Church Street Station, PO Box 11258 New York, NY10286-1258, USA 網址: http://www.stockbny.com	The Bank of New York Investor Services Church Street Station, PO Box 11258 New York, NY10286-1258, USA Website: http://www.stockbny.com
股票代號	**Stock Codes**
香港聯合交易所：0291 彭博：291 HK 路透社：0291.HK ADR 代號：CHNRY CUSIP：16940R109	Hong Kong Stock Exchange : 0291 Bloomberg : 291 HK Reuters : 0291.HK ADR symbol : CHNRY CUSIP : 16940R109
投資者關係	**Investor Relations**
電郵: ir@cre.com.hk	Email: ir@cre.com.hk

香港灣仔港灣道二十六號 華潤大廈三十九樓		39/F, China Resources Building 26 Harbour Road, Wanchai, Hong Kong	
電話：	852-2827-1028	Telephone	: 852-2827-1028
傳真：	852-2598-8453	Facsimile	: 852-2598-8453
網址：	www.cre.com.hk	Website	: www.cre.com.hk
電郵：	info@cre.com.hk	E-mail	: info@cre.com.hk

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for all Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT subject to the passing of the resolution as proposed under items nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 26 April 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the [illegible]

... appoint Auditors and authorise the Directors to fix their remuneration. File No.82-4177

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 26 April 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no. 2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.26 per ordinary share payable on or about 15 June 2007. The register of members of the Company will be closed from Monday, 28 May 2007 to Thursday, 31 May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 25 May 2007.

4. With regard to item no. 3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. WANG Qun, Mr. LAU Pak Shing, Mr. QIAO Shibo, Mr. YAN Biao, Mr. JIANG Wei, Dr. CHAN Po Fun, Peter, The Hon. Bernard Charnwut CHAN and Mr. SIU Kwing Chue, Gordon who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II to the circular to shareholders dated 26 April 2007. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2007 shall be determined at HK$80,000 per annum for each executive and non-executive Director and HK$160,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December 2007.

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

File No.82-4177

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

RECEIVED

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:30 p.m. on Thursday, 31 May 2007 and at any adjournment thereof.

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of ______________________________ shares *(note 2)* of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or *(note 3)* ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m. and at any adjournment thereof and to vote on my/our behalf as indicated below *(note 4)*.

		FOR *(note 4)*	AGAINST *(note 4)*	AT THE DISCRETION OF PROXY *(note 4)*	ABSTAIN *(note 4)*
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.				
2.	To declare a final dividend.				
3.	(a) To re-elect Mr. Wang Qun as Director.				
	(b) To re-elect Mr. Lau Pak Shing as Director.				
	(c) To re-elect Mr. Qiao Shibo as Director.				
	(d) To re-elect Mr. Yan Biao as Director.				
	(e) To re-elect Mr. Jiang Wei as Director.				
	(f) To re-elect Dr. Chan Po Fun, Peter as Director.				
	(g) To re-elect The Hon. Bernard Charnwut Chan as Director.				
	(h) To re-elect Mr. Siu Kwing Chue, Gordon as Director.				
	(i) To fix the fee for all Directors.				
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.				
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)				
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)				
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)				

Dated this ______________ day of ______________ 2007 Shareholder's signature: ______________________________ *(note 5)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ALLOW YOUR PROXY TO CAST HIS VOTES ON ANY RESOLUTION AT HIS DISCRETION, TICK THE BOX MARKED "AT THE DISCRETION OF PROXY" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK THE BOX MARKED "ABSTAIN" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any of the boxes for each item will entitle your proxy to cast his votes on the relevant resolution at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號：291)

出席華潤創業有限公司(以下簡稱「本公司」)於二零零七年五月三十一日星期四下午三時三十分舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等 *(附註一)* ____________________

地址為 ____________________

為本公司股本中每股面值1.00港元股份共 ____________________ 股 *(附註二)* 之登記持有人，

茲委任大會主席或 *(附註三)* ____________________

地址為 ____________________

或如其未能出席，則委任 ____________________

地址為 ____________________

為本人／吾等之代表人，代表出席本公司於二零零七年五月三十一日星期四下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。*(附註四)*

		贊成 *(附註四)*	反對 *(附註四)*	由代表決定 *(附註四)*	棄權 *(附註四)*
一、	省覽及考慮截至二零零六年十二月三十一日止年度經審核之財務報告與董事局及核數師報告。				
二、	宣佈派發末期股息。				
三、	(1) 重選王群先生為董事。				
	(2) 重選劉百成先生為董事。				
	(3) 重選喬世波先生為董事。				
	(4) 重選閻飈先生為董事。				
	(5) 重選蔣偉先生為董事。				
	(6) 重選陳普芬博士為董事。				
	(7) 重選陳智思議員為董事。				
	(8) 重選蕭炯柱先生為董事。				
	(9) 釐定所有董事之袍金。				
四、	續聘核數師並授權董事局釐定其酬金。				
五、	列於股東週年大會通告內第五項之普通決議案(給與董事局購回本公司股份之一般授權)。				
六、	列於股東週年大會通告內第六項之普通決議案(給與董事局發行本公司股份之一般授權)。				
七、	列於股東週年大會通告內第七項之普通決議案(擴大董事局發行新股份之一般授權)。				

日期：二零零七年 __________ 月 __________ 日　　　　股東簽署：____________________ *(附註五)*

附註:

一、 請用正楷填上姓名及地址。

二、 請填上以 閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以 閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意： 閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號。 閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。如 閣下擬准許代表可自行就任何決議案酌情投票，請在有關決議案之「由代表決定」欄內填上「✓」號。如 閣下擬就任何決議案投棄權票，請在有關決議案之「棄權」欄內填上「✓」號。**如在每一事項的任何空欄內並無填上任何指示，則 閣下之代表可自行就有關決議案酌情投票。

五、 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司之股東，但須親自出席大會以代表 閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。

File No.82-4177

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of China Resources Enterprise, Limited to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m. is set out on pages 16 to 19 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy form and its return will not preclude you from attending and voting at the annual general meeting if you so wish.

Hong Kong, 26 April 2007

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m., notice of which is set out on pages 16 to 19 of this circular
"Articles of Association"	the articles of association of the Company
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 291)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	18 April 2007, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the ordinary resolution to be passed as referred to in item no.5 of the notice of the Annual General Meeting
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

Directors:
Executive Directors:
SONG Lin *(Chairman)*
CHEN Shulin *(Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
WANG Qun *(Deputy Managing Director)*
LAU Pak Shing *(Deputy Managing Director)*
KWONG Man Him *(Deputy Managing Director)*

Non-executive Directors:
QIAO Shibo
YAN Biao
JIANG Wei
WANG Shuaiting
XIE Shengxi

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LI Ka Cheung, Eric
CHENG Mo Chi
Bernard Charnwut CHAN
SIU Kwing Chue, Gordon

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Hong Kong, 26 April 2007

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 2 June 2006, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the Repurchase Resolution at the Annual

General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (i.e. not exceeding 473,823,224 Shares based on the issued share capital of the Company of 2,369,116,120 Shares as at the Latest Practicable Date and assuming that such issued share capital remains the same at the date of passing the resolution) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. WANG Qun, Mr. LAU Pak Shing and Mr. KWONG Man Him; the non-executive Directors of the Company are Mr. QIAO Shibo, Mr. YAN Biao, Mr. JIANG Wei, Mr. WANG Shuaiting and Mr. XIE Shengxi and the independent non-executive Directors of the Company are Dr. CHAN Po Fun, Peter, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric, Mr. CHENG Mo Chi, The Hon. Bernard Charnwut CHAN and Mr. SIU Kwing Chue, Gordon.

Pursuant to Article 110 of the Articles of Association, Mr. WANG Qun, Mr. LAU Pak Shing, Mr. QIAO Shibo, Mr. YAN Biao, Mr. JIANG Wei and Dr. CHAN Po Fun, Peter will retire from office at the Annual General Meeting and, being eligible, will offer themselves for re-election. Pursuant to Article 115 of the Articles of Association, The Hon. Bernard Charnwut CHAN and Mr. SIU Kwing Chue, Gordon will hold office only until the Annual General Meeting and, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 16 to 19 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of retiring Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares.

ACTION TO BE TAKEN

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

RIGHT TO DEMAND A POLL

Pursuant to article 60 of the articles of association of the Company, at the Annual General Meeting, resolutions put to the vote of the meeting shall be decided on a show of hands, unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) not less than five shareholders present in person or by proxy and having the right to vote at the meeting; or

(c) a shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) a shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the proposed extension of the general mandate to issue new Shares and the proposed re-election of retiring Directors are all in the interest of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
SONG Lin
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,369,116,120 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 236,911,612 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the interest of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2006 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before, and the period from 1 April 2007 to, the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2006	17.75	15.40
May 2006	18.00	14.90
June 2006	16.10	13.40
July 2006	17.60	15.05
August 2006	17.84	16.52
September 2006	17.98	16.00
October 2006	18.28	16.18
November 2006	21.50	17.96
December 2006	23.80	19.68
January 2007	25.30	22.00
February 2007	25.25	20.65
March 2007	26.10	19.40
April 2007 (up to the Latest Practicable Date)	30.15	25.30

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Resources National Corporation, the ultimate holding company of the Company, is interested in 1,232,764,380 Shares (representing approximately 52.03% of the total issued share capital of the Company as at the Latest Practicable Date). In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interest of China Resources National Corporation would be increased to approximately 57.82% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the eight Directors proposed to be re-elected at the Annual General Meeting to be held on 31 May 2007:

Mr. WANG Qun

Mr. WANG Qun, Deputy Managing Director, aged 50, has been an executive Director of the Group since January 2000 and was appointed Deputy Managing Director in March 2006. He is a director of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the latter is the ultimate holding company of the Company. He is also an executive director of China Resources Snow Breweries Limited and is responsible for the entire operation of the Group's brewery business. Mr. WANG has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate. Mr. WANG joined the Group in 1994. Save as disclosed above, Mr. WANG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. WANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. WANG has no fixed term of service with the Company. He will be,subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. Mr. WANG is entitled to a monthly remuneration of HK$102,600, an extra month's pay as fixed bonus, a discretionary bonus as approved by the compensation committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$50,000 per annum. As at the Latest Practicable Date, Mr. WANG has personal interest in 360,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. WANG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. LAU Pak Shing

Mr. LAU Pak Shing, Deputy Managing Director, aged 57, has been an executive Director of the Group since 1997 and was appointed Deputy Managing Director in March 2006. He graduated from the Hong Kong Baptist University (formerly known as Hong Kong Baptist College) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public

Accountants. Mr. LAU represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. Mr. LAU has around 30 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses and he is currently in charge of the Group's Hong Kong property division and logistics business. Mr. LAU joined the Group in January 1994. Save as disclosed above, Mr. LAU did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. LAU is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. LAU has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. Mr. LAU is entitled to a monthly remuneration of HK$230,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the compensation committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$50,000 per annum. As at the Latest Practicable Date, Mr. LAU has personal interest in 600,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LAU has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. QIAO Shibo

Mr. QIAO Shibo, Non-executive Director, aged 52, was appointed executive Director of the Group in July 2001 and had been a Deputy Managing Director since November 2001 until his re-designation as a non-executive Director in March 2006. He is also the director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the latter is the ultimate holding company of the Company. Mr. Qiao is currently the Chairman of a fellow subsidiary of the Company, China Resources Cement Holdings Limited, the listing of its shares on the Stock Exchange was withdrawn on 26 July 2006. At present, he is responsible for the operational management and strategic restructuring of China Worldbest Group Co. Ltd. Mr. QIAO holds a Bachelor's degree in Chinese language from Jilin University, China. Save as disclosed above, Mr. QIAO did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. QIAO is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. QIAO has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. As a Non-executive Director, Mr. QIAO is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$50,000 per annum. As at the Latest Practicable Date, Mr. QIAO has personal interest in 1,400,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. QIAO has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. YAN Biao

Mr. YAN Biao, Non-executive Director, aged 45, was appointed executive Director of the Group in 1994 and was a Deputy Managing Director before his re-designation as a non-executive Director in March 2006. Mr. YAN is also a director of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the latter is the ultimate holding company of the Company. He is the Director of Legal Affairs of the China Resources Group and also a non-executive Director of a fellow subsidiary of the Company, China Resources Land Limited whose shares are listed on the Stock Exchange. Mr. YAN is currently responsible for the operational management and strategic restructuring of China Worldbest Group Co., Ltd. He has a Bachelor of Laws degree from the Peking University, China and an MBA degree from the University of San Francisco, USA. Save as disclosed above, Mr. YAN did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. YAN is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. YAN has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Articles of Association. As a Non-executive Director, Mr. YAN is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$50,000 per annum. As at the Latest Practicable Date, Mr. YAN has personal interest in 1,000,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. YAN has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. JIANG Wei

Mr. JIANG Wei, Non-executive Director, aged 44, has been a Director of the Group since 1995. He is currently the director and Chief Financial Officer of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the latter is the ultimate holding company of the Company. Mr. JIANG is also a non-executive director of fellow subsidiaries of the Company, China Resources Power Holdings Company Limited, China Resources Land Limited and China Resources Logic Limited, a non-executive director of China Assets (Holdings) Limited and an independent non-executive director of Greentown China Holdings Limited. The shares of the above five companies are listed on the Stock Exchange. Mr. JIANG is also a non-executive director of a fellow subsidiary of the Company, China Resources Cement Holdings Limited, the listing of its shares on the Stock Exchange was withdrawn on 26 July 2006. Mr. JIANG is also a director of China Vanke Co., Ltd., which is a listed company in China. Mr. JIANG obtained both his Bachelor's degree in International Trade and Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China. Save as disclosed above, Mr. JIANG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. JIANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. JIANG has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Articles of Association. As a Non-executive Director, Mr. JIANG is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$50,000 per annum. As at the Latest Practicable Date, Mr. JIANG has personal interest in 240,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. JIANG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Dr. CHAN Po Fun, Peter

Dr. CHAN Po Fun, Peter (BBS, MBE, JP, FCPA (Aust.)), Independent Non-executive Director, aged 85, has been a Director of the Group since 1973. He practiced accountancy in Hong Kong for 59 years. He has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology. Dr. CHAN is a trustee of the Hong Kong Shue Yan University (also as its Research Professor) and the United College of Chinese University of Hong Kong. He was the Chairman of The Kowloon Stock Exchange, a founding director of The Hong Kong Stock Exchange Limited and has served three terms as the Chairman of the former Hong Kong Federation of Stock Exchanges. Save as disclosed above, Dr. CHAN did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Dr. CHAN is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Dr. CHAN has no fixed term of service with the Company and is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Director's fee payable to Dr. CHAN as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$140,000 per annum. Dr. CHAN did not receive other emoluments for the year ended 31 December 2006. As at the Latest Practicable Date, Dr. CHAN has personal interests in 336,000 Shares and share options to subscribe for 200,000 Shares and is deemed to have corporate interest in 170,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Dr. CHAN has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

The Hon. Bernard Charnwut CHAN

The Hon. Bernard Charnwut CHAN (GBS, JP), Independent Non-executive Director, aged 42, was appointed as independent non-executive Director of the Company on 30 November 2006. He is the executive director and President of Asia Financial Holdings Limited and Asia Insurance Company Limited. He also acts as an advisor of Bangkok Bank Public Company Limited, Hong Kong Branch. Apart from the roles in the business community, Mr. CHAN also serves as a member of the Legislative Council representing the insurance industry and a non-official member of the Executive Council of the Hong Kong SAR. In addition, Mr. CHAN holds directorship in a number of listed companies in Hong Kong, including Chen Hsong Holdings Limited, City e-Solutions Limited, New Heritage Holdings Limited, Kingboard Laminates Holdings Limited and Yau Lee Holdings Limited. Mr. CHAN has been a director of Asia Financial (Assets Management) Limited (AFAM) since November 1992. On 2 April 2002, the Takeovers and Mergers Panel of the Securities and Futures Commission found that AFAM had breached rule 26.1 of the Takeovers Code and it was publicly reprimanded for the breach. AFAM is now under voluntary liquidation. Save as disclosed above, Mr. CHAN did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Mr. CHAN is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. CHAN has no fixed term of service with the Company and is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Director's fee payable to Mr. CHAN as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$140,000 per annum. Such fee was paid to Mr. Chan on a pro-rata basis based on time of service with the Company in 2006. Mr. CHAN did not receive other emoluments for the year ended 31 December 2006. As at the Latest Practicable Date, Mr. CHAN does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. CHAN has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. SIU Kwing Chue, Gordon

Mr. SIU Kwing Chue, Gordon (GBS, CBE, JP), Independent Non-executive Director, aged 61, was appointed as independent non-executive Director of the Company on 30 November 2006. Mr. SIU had been a government official for over 36 years before his retirement from the civil service in 2002. Mr. SIU rose to the rank of Secretary, Government Secretariat in 1993 and served a number of high-ranking government positions, namely the Secretary for Economic Services, Secretary for Transport, Head of Central Policy Unit and eventually retired from his last posting as Secretary for Planning, Environment & Lands. Mr. SIU now serves an independent non-executive Director of a listed company in Hong Kong, Transport International Holdings Limited and two of its subsidiaries, as well as ICEA Finance Holdings Limited. Save as disclosed above, Mr. SIU did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Mr. SIU is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. SIU has no fixed term of service with the Company and is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Director's fee payable to Mr. SIU as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2006, it was approved that the Directors' fee for the year ended 31 December 2006 be determined at HK$140,000 per annum. Such fee was paid to Mr. SIU on a pro-rata basis based on time of service with the Company in 2006. Mr. SIU did not receive other emoluments for the year ended 31 December 2006. As at the Latest Practicable Date, Mr. SIU does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. SIU has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 31 May 2007 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the fees for all Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the

Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 26 April 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no. 2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.26 per ordinary share payable on or about 15 June 2007. The register of members of the Company will be closed from Monday, 28 May 2007 to Thursday, 31 May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 25 May 2007.

4. With regard to item no. 3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. WANG Qun, Mr. LAU Pak Shing, Mr. QIAO Shibo, Mr. YAN Biao, Mr. JIANG Wei, Dr. CHAN Po Fun, Peter, The Hon. Bernard Charnwut CHAN and Mr. SIU Kwing Chue, Gordon who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II to the circular to shareholders dated 26 April 2007. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2007 shall be determined at HK$80,000 per annum for each executive and non-executive Director and HK$160,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December 2007.

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出**，應立即將本通函連同隨附此通函之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號: 291)

購回及發行股份之一般授權及重選退任董事之建議及股東週年大會通告

華潤創業有限公司（「本公司」）將於二零零七年五月三十一日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，股東週年大會通告載於本通函第十六頁至第十九頁。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票。

香港，二零零七年四月二十六日

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零七年五月三十一日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會，大會通告載於本通函的第十六頁至第十九頁
「組織章程細則」	指	本公司組織章程細則
「公司條例」	指	公司條例（香港法例第三十二章）
「本公司」	指	華潤創業有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年四月十八日，即本文件付印前為確認本文件中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東週年大會通告第五項所指之普通決議案
「證券及期貨條例」	指	證券及期貨條例（香港法例第五百七十一章）

「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回其證券的規則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則及股份購回守則
「港元」	指	港元，香港法定貨幣

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號: 291)

董事:
執行董事:
宋林 *(主席)*
陳樹林 *(董事總經理)*
姜智宏 *(副董事總經理)*
王群 *(副董事總經理)*
劉百成 *(副董事總經理)*
鄺文謙 *(副董事總經理)*

非執行董事:
喬世波
閻飈
蔣偉
王帥廷
謝勝喜

獨立非執行董事:
陳普芬
黄大寧
李家祥
鄭慕智
陳智思
蕭炯柱

公司秘書:
李業華

註冊辦事處:
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者:

購回及發行股份之
一般授權
及
重選退任董事之建議
及
股東週年大會通告

購回股份之一般授權

本公司於二零零六年六月二日舉行之股東週年大會上授予本公司董事會購回本公司股份之一般授權,即將於股東週年大會結束時失效。因此,於股東週年大會上將提呈購

回決議案，尋求 閣下批准重新給予董事會一般授權購回股份。本文件之附錄一載有根據股份購回規則之規定須提供有關購回建議所需資料之說明文件。

發行股份之一般授權

股東週年大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份（根據最後實際可行日期本公司之已發行股本2,369,116,120股計算及假設該已發行股本於決議案獲通過日期維持不變，即473,823,224股股份），並在此項授予董事之一般授權當中，加上在授出一般授權以購回股份後，代表本公司所實際購回的股份面值總額之股份，惟該等購回股份以購回決議案通過日期之已發行股本10%為限。

重選退任董事

於最後實際可行日期，本公司之執行董事包括宋林先生、陳樹林先生、姜智宏先生、王群先生、劉百成先生及鄺文謙先生；本公司之非執行董事包括喬世波先生、閻飈先生、蔣偉先生、王帥廷先生及謝勝喜先生；及本公司之獨立非執行董事包括陳普芬博士、黃大寧先生、李家祥博士、鄭慕智先生、陳智思議員及藺炯柱先生。

根據組織章程細則第110條，王群先生、劉百成先生、喬世波先生、閻飈先生、蔣偉先生及陳普芬博士將於股東週年大會退任並提出膺選連任。根據組織章程細則第115條，陳智思議員及藺炯柱先生任期直至股東週年大會為止並可於股東週年大會膺選連任。建議於股東週年大會上膺選連任董事之詳情載於本通函附錄二。

股東週年大會

本通函第十六頁至第十九頁載有召開股東週年大會之通告。

於股東週年大會上，將向股東提呈決議案，以於股東週年大會上考慮普通事項，包括重選退任董事，及於股東週年大會上考慮特別事項，即提呈普通決議案批准購回建議，授予董事一般授權發行新股份及擴大一般授權以發行新股份。

須予採取之行動

隨附本通函有股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下在填交代表委任表格後，屆時仍可親自出席會議及於會上投票。

要求投票表決之權利

根據本公司組織章程細則之細則第60條，於股東週年大會上提呈之決議案須以舉手方式決定，除非上市規則或任何其他適用法例、規則或規例不時規定須予表決或除非（於公佈舉手表決結果之時或之前）下列人士要求以投票表決方式:

(a) 主席；或

(b) 不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或

(c) 親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或

(d) 親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

推薦建議

董事相信，購回授權、建議授予董事一般授權發行新股份、建議擴大一般授權以發行新股份及建議重選退任董事事宜，皆符合本公司及其股東之利益。故此，董事建議所有股東投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
宋林
謹啟

香港，二零零七年四月二十六日

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供　閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,369,116,120股股份。

在購回決議案獲通過之規限下，並按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回建議將獲准購回最多236,911,612股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面實施購回建議，則可能會對本公司之營運資金或資本負債比率有不利影響（相對截至二零零六年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言）。然而，董事會不擬行使購回建議購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

4. 股份價格

在最後實際可行日期前十二個月及二零零七年四月一日至最後實際可行日期，股份在聯交所買賣之每月最高及最低成交價如下:

	股份	
	最高價	最低價
	港元	*港元*
二零零六年四月	17.75	15.40
二零零六年五月	18.00	14.90
二零零六年六月	16.10	13.40
二零零六年七月	17.60	15.05
二零零六年八月	17.84	16.52
二零零六年九月	17.98	16.00
二零零六年十月	18.28	16.18
二零零六年十一月	21.50	17.96
二零零六年十二月	23.80	19.68
二零零七年一月	25.30	22.00
二零零七年二月	25.25	20.65
二零零七年三月	26.10	19.40
二零零七年四月(直至最後實際可行日期)	30.15	25.30

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)彼等之聯繫人士有意於股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購守則第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，本公司之最終控股公司中國華潤總公司持有1,232,764,380股股份（於最後實際可行日期佔本公司之已發行股本約52.03%）。倘董事會根據購回股份建議全面行使權力購回股份，在現在持股情況保持不變下，中國華潤總公司於本公司之應佔權益將增至本公司已發行股本約57.82%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

下文載列將於二零零七年五月三十一日舉行之股東週年大會上動議重選的八位董事之詳情：

王群先生

王群先生，副董事總經理，50歲，於二零零零年一月獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。彼為華潤（集團）有限公司及中國華潤總公司之董事，前者為本公司直接控股公司，後者為本公司最終控股公司。彼亦為華潤雪花啤酒有限公司之執行董事，負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位，曾任職中國國家經濟委員會，並於一家以深圳為基地的綜合性企業擔任要職。王先生於一九九四年加入本集團。除上文所披露外，王先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，王先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

王先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。王先生有權收取每月薪金港幣102,600元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零六年六月二日舉行之本公司股東週年大會上，截至二零零六年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，王先生擁有360,000股股份之個人權益。

除上文所披露外，王先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

劉百成先生

劉百成先生，副董事總經理，57歲，於一九九七年獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。劉先生畢業於香港浸會大學（前身為香港浸會學院），為特許公認會計師公會之資深會員及香港會計師公會之會員。劉

先生亦曾經擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生具有接近三十年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼目前主要負責本集團之香港地產部門及物流業務，劉先生於一九九四年一月加入本集團。除上文所披露外，劉先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，劉先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

劉先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。劉先生有權收取每月薪金港幣230,000元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零六年六月二日舉行之本公司股東週年大會上，截至二零零六年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，劉先生擁有600,000股股份之個人權益。

除上文所披露外，劉先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

喬世波先生

喬世波先生，非執行董事，52歲，於二零零一年七月獲委任為本集團執行董事，並於同年十一月獲委任為本集團副董事總經理，直至二零零六年三月再獲委派為非執行董事。喬先生亦為華潤（集團）有限公司及中國華潤總公司之董事副總經理，前者為本公司直接控股公司，後者為本公司最終控股公司。喬先生為本公司同系附屬公司華潤水泥控股有限公司之主席，該公司股份於二零零六年七月二十六日撤回於聯交所的上市地位。喬先生目前負責中國華源集團有限公司的經營管理和戰略重組工作。彼持有中國吉林大學中文系學士學位。除上文所披露外，喬先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，喬先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

喬先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，喬先生有權收取股東於股東週年大會釐定之董事袍金。於二零零六年六月二日舉行之本公司股東週年大會上，截至二零零六年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，喬先生擁有1,400,000股股份之個人權益。

除上文所披露外，喬先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

閻飈先生

閻飈先生，非執行董事，45歲，於一九九四年獲委任為本集團執行董事，於二零零六年三月再獲委派為非執行董事前為集團副董事總經理。閻先生亦為華潤（集團）有限公司及中國華潤總公司之董事，前者為本公司直接控股公司，後者為本公司最終控股公司。彼為華潤集團總法律顧問，並為本公司同系附屬公司華潤置地有限公司之非執行董事，該公司股份在聯交所上市。閻先生現時負責中國華源集團有限公司的經營管理和戰略重組工作。彼持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。除上文所披露外，閻先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，閻先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

閻先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，閻先生有權收取股東於股東週年大會釐定之董事袍金。於二零零六年六月二日舉行之本公司股東週年大會上，截至二零零六年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，閻先生擁有1,000,000股股份之個人權益。

除上文所披露外，閻先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

蔣偉先生

蔣偉先生，非執行董事，44歲，於一九九五年獲委任為本集團董事。現任華潤(集團)有限公司及中國華潤總公司之董事財務總監，前者為本公司直接控股公司，後者為本公司最終控股公司。蔣先生同時擔任同系附屬公司華潤電力控股有限公司、華潤置地有限公司及華潤勵致有限公司之非執行董事，中國資本(控股)有限公司之非執行董事及綠城中國控股有限公司之獨立非執行董事，上述五間公司之股份在聯交所上市。蔣先生亦為本公司同系附屬公司華潤水泥控股有限公司之非執行董事，該公司股份於二零零六年七月二十六日撤回於聯交所的上市地位。蔣先生亦是萬科企業股份有限公司之董事，該公司為國內上市公司。蔣先生持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。除上文所披露外，蔣先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，蔣先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

蔣先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，蔣先生有權收取股東於股東週年大會釐定之董事袍金。於二零零六年六月二日舉行之本公司股東週年大會上，截至二零零六年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，蔣先生擁有240,000股股份之個人權益。

除上文所披露外，蔣先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

陳普芬博士

陳普芬博士（銅紫荊星章、英帝國成員勳章、太平紳士、澳洲會計師公會資深會員），獨立非執行董事，85歲，於一九七三年獲委任為本集團董事。陳博士在香港從事會計業五十九年，為離岸石油科技博士、中國法律博士及海底科技協會名譽院士。彼亦是香港中文大學聯合書院之校董及香港樹仁大學之校董兼研究教授。陳博士亦曾任九龍證券交易所主席、香港證券交易所有限公司之創立董事，並曾為前香港證券交易所聯會三屆主席。除上文所披露外，陳博士於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。陳博士現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

陳博士於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。應付予陳博士之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零六年六月二日召開之本公司股東週年大會，已釐定截至二零零六年十二月三十一日止年度之董事袍金為每年港幣140,000元。截至二零零六年十二月三十一日止年度，陳博士並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，陳博士擁有336,000股股份及可認購200,000股股份之購股權之個人權益及被視為擁有170,000股股份之公司權益。

除上文所披露外，陳博士已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

陳智思議員

陳智思議員（金紫荊星章、太平紳士），獨立非執行董事，42歲，於二零零六年十一月三十日獲委任為本公司獨立非執行董事。彼為亞洲金融集團（控股）有限公司及亞洲保險有限公司之執行董事兼總裁，同時出任泰國盤谷銀行香港分行顧問。除了在商界的職務外，陳先生亦為香港特別行政區立法會內代表保險界功能界別的議員，並兼任行政會議非官守議員。此外，陳先生也身兼多家香港上市公司之董事職務，包括:鷹雄集團有限公司、City e-Solutions Limited、新澤控股有限公司、

建滔積層板控股有限公司及有利集團有限公司。陳先生自一九九二年十一月以來，一直出任亞洲投資管理有限公司董事。二零零二年四月二日，證券及期貨事務監察委員會之收購及合併委員會指亞洲投資管理有限公司違反收購守則第26.1條。該委員會公開譴責亞洲投資管理有限公司違反規則。亞洲投資管理有限公司現正進行自動清盤。除上文所披露外，陳先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。陳先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

陳先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。應付予陳先生之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零六年六月二日召開之本公司股東週年大會，已釐定截至二零零六年十二月三十一日止年度之董事袍金為每年港幣140,000元，此乃按彼於本公司於二零零六年服務期間按比例支付予陳先生。截至二零零六年十二月三十一日止年度，陳先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，陳先生並無擁有股份之任何權益。

除上文所披露外，陳先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

蕭炯柱先生

蕭炯柱先生（金紫荊星章、英帝國司令勳章、太平紳士），獨立非執行董事，61歲，於二零零六年十一月三十日獲委任為本公司獨立非執行董事。蕭先生於政府服務逾36年後在二零零二年正式退休。蕭先生在一九九三年晉升至布政司署司級政務官後，獲委任於多個政府部門擔當重要職務，歷年來曾出任經濟司、運輸司、中央政策組首席顧問以至退休前擔任規劃環境地政局局長。蕭先生現時為香港上市公司載通國際控股有限公司及其下兩家附屬公司和工商東亞金融控股有限公司之獨立非執行董事。除上文所披露外，蕭先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。蕭先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

藹先生於本公司並無固定任期，須根據組織章程細則於股東週年大會輪流退任及重選。應付予藹先生之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零六年六月二日召開之本公司股東週年大會，已釐定截至二零零六年十二月三十一日止年度之董事袍金為每年港幣140,000元，此乃按彼於本公司於二零零六年服務期間按比例支付藹先生。截至二零零六年十二月三十一日止年度，藹先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，藹先生並無擁有股份之任何權益。

除上文所披露外，藹先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號: 291)

股東週年大會通告

茲通告本公司謹訂於二零零七年五月三十一日星期四下午三時三十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零六年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選退任董事及釐定所有董事之袍金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間（定義見下文）內，按照及受約於所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權（包括可兌換本公司股份之票據、認股權證及債券）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權（包括可兌換本公司股份之票據、認股權證及債券）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據期權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就

以股代息計劃發行股份）不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「供股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之供股建議（惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項之決議案之授權所購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項

之決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

承董事局命
秘書
李業華

香港，二零零七年四月二十六日

附註:

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 就本通告第2項而言，本公司董事局建議於二零零七年六月十五日或前後派發末期股息每股普通股港幣0.26元。本公司將於二零零七年五月二十八日（星期一）至二零零七年五月三十一日（星期四）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零七年五月二十五日（星期五）下午四時三十分前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

4. 就本通告第3項而言，本公司董事局擬建議重選八位合資格膺選連任之退任董事王群先生、劉百成先生、喬世波先生、閻飈先生、蔣偉先生、陳普芬博士、陳智思議員及蘭炯柱先生為本公司之董事。有關該等董事之詳情，載於本公司二零零七年四月二十六日致股東的通函附錄二。本公司董事局向股東建議，截至二零零七年十二月三十一日止年度各執行董事及非執行董事之袍金為每年港幣80,000元，而各獨立非執行董事之袍金則為每年港幣160,000元，有關袍金將於二零零七年十二月支付（如適用時按比例支付）。

END